101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

June 30, 2022

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 50 to Form l

Dear Ms. Kim:

Enclosed for filing is Amendment No. 50 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and the following, except as provided in connection with Securities Exchange Act of 1934 (the "Exchange Act") Rule 6a-2(d)(3), where noted:

1. Complete Exhibits D, I, K, M and N pursuant to Exchange Act Rule 6a-2(b).[1]

2. Complete Exhibits A, B, C and J pursuant to Exchange Act Rule 6a-2(c).[2]

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 50.

This Amendment No. 50 has been signed electronically and is being filed without notarization based upon relief from Commission staff and difficulties arising from COVID-19.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Alanna Barton
General Counsel

cc: Johnna Dumler
Glen R. Openshaw, Esq.

Enclosures

[1] 17 C.F.R. § 240.6a-2(b).

[2] 17 C.F.R. § 240.6a-2(c).

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/30/2022	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

22001172

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2239 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Alanna Barton (Name) General Counsel (Title) 617-235-2239 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/2022 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: [signature] (Signature) Alanna Barton, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ________________ (Notary Public)

My Commission expires _______________ County of _________________ State of _________________________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

BOX EXCHANGE LLC

AMENDMENT No. 50
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 50. The Form 1 application is not being modified in any respect other than to the extent set forth below.

BOX EXCHANGE

Amendment to:

Exhibit A

Request:
A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit A is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit A as set forth below.

Response:

Copies of the below listed Exchange documents are continuously available on the Exchange's website at the following address: https://boxexchange.com/resources/corporate-governance/.

1. Limited Liability Company Agreement
2. Bylaws
3. Certificate of Formation
4. Certificate of Amendment

The Exchange certifies that the information available at the above location is accurate as of its date.

See also Exhibit A-1, Instrument of Accession to BOX Exchange LLC Second Amended and Restated Limited Liability Company Agreement as of January 3, 2022.

Exhibit A-1 – Instrument of Accession to BOX Exchange LLC Second Amended and Restated Limited Liability Company Agreement as of January 3, 2022

Instrument of Accession
to
BOX Exchange LLC
Second Amended and Restated Limited Liability Company Agreement
as of
January 3, 2022

Reference is made to the BOX Exchange LLC (the "Exchange") Second Amended and Restated Limited Liability Company Agreement, dated May 29, 2020, as amended November 30, 2020 and from time to time (the "Exchange LLC Agreement"), by and among the Exchange and the Members of the Exchange in accordance with the terms thereof. This Instrument of Accession shall be deemed an amendment to the Exchange LLC Agreement and the execution hereof by the undersigned Wolverine Holdings, L.P., a Delaware limited partnership ("Wolverine"), shall evidence its acceptance of the terms and provisions of the Exchange LLC Agreement. Terms used herein without definition shall have the respective meanings ascribed thereto in the Exchange LLC Agreement.

Wolverine, having acquired ownership (the "Transaction") of one (1) Economic Unit of the Exchange (the "Unit") from MX US 2, Inc., a Delaware corporation, hereby becomes a party to, and accepts and agrees to abide by all the terms and provisions of, the Exchange LLC Agreement pursuant to the terms of Section 7.1(c) thereof, with all of the rights and obligations of a Member. This Instrument of Accession shall take effect and shall become a part of the Exchange LLC Agreement as of the closing of the Transaction.

The Exchange hereby represents that Wolverine has been accepted and approved as a transferee of the Unit and admitted as a Member of the Exchange and this Instrument of Accession has been approved by the affirmative vote of Members holding at least a majority of the Voting Percentage Interest as provided by Sections 7.1 and 18.1 of the Exchange LLC Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed this Instrument of Accession as of the date first written above.

Wolverine Holdings, L.P.

DocuSigned by:

By: David Cavicke

12C1299211C3409...

Name: David L. Cavicke

Title: Chief Legal Officer

BOX Exchange LLC

By: L. J. Fall

Name: Lisa Fall

Title: President

Amendment to:

Exhibit B

Request:
A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit B is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit B as set forth below.

Response:

The requested information is continuously available on the Exchange's website at the following addresses: https://rules.boxexchange.com/browse and https://boxoptions.com/circulars/. This includes, but is not limited to, the Rules of the Exchange, rule filings, regulatory circulars, and informational circulars.

The Exchange certifies that the information available at the above location is accurate as of its date.

Amendment to:

Exhibit C

Request:
For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit C is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit C as set forth below.

Response:

BOX Holdings Group LLC

1. Name: BOX Holdings Group LLC
   Address: 101 Arch Street, Suite 610, Boston, MA 02110

2. Limited Liability Company

3. BOX Holdings Group LLC was formed under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et. seq.) on August 26, 2010.

4. BOX Holdings Group LLC is 47.89% owned by MX US 2, Inc. MX US 2, Inc. also holds a 20% voting interest and a 40% economic interest in the Exchange. BOX Holdings Group LLC is the 100% owner of BOX Options Market LLC, a facility of the Exchange.

5. BOX Holdings Group LLC serves as a vehicle for holding interests in BOX Options Market LLC.

6. Not applicable.

7. A copy of the BOX Holdings Group LLC Second Amended and Restated Limited Liability Company Agreement is continuously available on the Exchange's website at the following address: https://boxexchange.com/resources/corporate-governance/. The Exchange certifies that the information available at the above location is accurate as of its date.

8. Not applicable.

9. Officers of BOX Holdings Group LLC:
   - Drew Haney, VP, Finance and Administration
   - Lisa Ruggiero, Secretary

   Directors of BOX Holdings Group LLC:
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - Frank DiLiso, Vice President, TMX Group Ltd.
   - Luc Fortin, President and Chief Executive Officer of Montreal Exchange, and Global Head of Trading of TMX Group, Inc.
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC

- William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
- Marin Nitzov, Director of Systematic Options Trading, Citadel Securities Principal Investments LLC
- Ashton Galya, Vice President, JP Morgan
- Kurt Eckert, Partner, Wolverine Holdings, L.P.
- Troy Kane, Head of Global Derivatives and FICC Development, Citadel Securities Principal Investments LLC

Committees:
Audit Committee:

- Frank DiLiso
- William Easley
- Scott Litvinoff

Executive Committee:

- Luc Bertrand
- Frank DiLiso
- William Easley
- Luc Fortin
- Milan Galik
- Troy Kane

10. Not applicable.

BOX Options Market LLC

1. Name: BOX Options Market LLC
   Address: 101 Arch Street, Suite 610, Boston, MA 02110

2. Limited Liability Company

3. BOX Market LLC was formed under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et. seq.) on August 26, 2010. A certificate of amendment of "BOX Market LLC" changing its name from "BOX Market LLC" to "BOX Options Market LLC" was filed July 17, 2018

4. BOX Options Market LLC is a wholly-owned subsidiary of BOX Holdings Group LLC. BOX Options Market LLC operates as a facility of the Exchange pursuant to a Facility Agreement between BOX Options Market LLC and the Exchange.

5. BOX Options Market LLC operates an equity options market as a facility of the Exchange.

6. Not applicable.

7. A copy of the BOX Options Market LLC Amended and Restated Limited Liability Company Agreement is continuously available on the Exchange's website at the following address: https://boxexchange.com/resources/corporate-governance/. The Exchange certifies that the information available at the above location is accurate as of its date.

8. Not applicable.

9. Officers of BOX Options Market LLC:
   - Patrick Zielinski – Chief Operating Officer & Interim CEO
   - Lisa Ruggiero, VP, Legal Affairs and Secretary

   Directors of BOX Options Market LLC:
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - Frank DiLiso, Vice President, TMX Group Ltd.
   - Luc Fortin, President and Chief Executive Officer of Montreal Exchange, and Global Head of Trading of TMX Group, Inc.
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.

- Marin Nitzov, Director of Systematic Options Trading, Citadel Securities Principal Investments LLC
- Ashton Galya, Vice President, JP Morgan
- Kurt Eckert, Partner, Wolverine Holdings, L.P.
- Troy Kane, Head of Global Derivatives and FICC Development, Citadel Securities Principal Investments LLC
- Marguerite Donovan, SVP Surveillance & Market Structure, BOX Exchange LLC

Committees:
Audit Committee:
- Frank DiLiso
- William Easley
- Scott Litvinoff

Compensation Committee:
- Luc Bertrand
- Milan Galik
- Troy Kane

Executive Committee:
- Luc Bertrand
- Patrick Zielinski
- Frank DiLiso
- William Easley
- Luc Fortin
- Milan Galik
- Troy Kane

10. Not applicable.

BOX Technology LLC

1. Name: BOX Technology LLC.
   Address: 2000 Mansfield, Suite 510, Montreal, QC H3A 2Z6, Canada.

2. Limited Liability Company.

3. BOX Technology LLC was formed under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et. seq.) on February 2, 2019.

4. BOX Technology LLC provides information technology services to the Exchange and to BOX Options Market LLC, a facility of the Exchange.

5. BOX Technology LLC provides information technology services to the Exchange and to BOX Options Market LLC, a facility of the Exchange.

6. Not applicable.

7. See Exhibit C-1, BOX Technology LLC Limited Liability Company Agreement.

8. Not applicable.

9. Officers of BOX Technology LLC:
   - Will Easley, Chief Executive Officer
   - Lisa Ruggiero, Secretary

   Directors of BOX Technology LLC:
   - Luc Bertrand, Vice Chair, National Bank Financial Group
   - Frank DiLiso, Vice President, TMX Group Ltd.
   - Luc Fortin, President and Chief Executive Officer of Montreal Exchange, and Global Head of Trading of TMX Group, Inc.
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - Marguerite Donovan, SVP Surveillance & Market Structure, BOX Exchange LLC
   - Patrick Zielinski, Chief Operating Officer & Interim CEO, BOX Options Market LLC

10. Not applicable.

TMX Group Limited

1. Name: TMX Group Limited
   Address: 300 – 100 Adelaide Street West, Toronto, Ontario M5H 1S3 Canada

2. Corporation

3. TMX Group Limited was incorporated under the laws of Ontario, Canada on April 28, 2011 and is publicly traded.

4. TMX Group Limited holds 100% of the outstanding shares of TMX Group Inc. TMX Group Inc. is the sole owner of Bourse de Montréal Inc. Bourse de Montréal Inc. is the sole owner of MX US 1, Inc., which is the sole owner of MX US 2, Inc. MX US 2, Inc. holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 47.89% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Options Market LLC, a facility of the Exchange.

5. TMX Group Limited is the parent company of TMX Group Inc. and also holds 100% ownership interest in The Canadian Depository for Securities Limited, a provider of depository, clearing, settlement, regulatory and information services, and in Alpha Trading Systems Inc., which holds a 100% ownership interest in Alpha Trading Systems Limited Partnership, parent company of an automated securities exchange.

6. Not applicable.

7. See Exhibit C-2, pages 1-34, TMX Group Limited Articles of Incorporation and amendments.

8. See Exhibit C-2, pages 35-53, TMX Group Limited By-Laws.

9. Directors of TMX Group Limited:
   - Charles Winograd
   - Luc Bertrand
   - Nicolas Darveau-Garneau
   - Martine Irman
   - Moe Kermani
   - William Linton
   - Audrey Mascarenhas
   - John McKenzie
   - Monique Mercier
   - Kevin Sullivan
   - Claude Tessier

- Eric Wetlaufer

Officers of TMX Group Limited:

- Charles Winograd, Chair of the Board
- John McKenzie, Chief Executive Officer
- David Arnold, Chief Financial Officer
- Cindy Bush, Chief Human Resources Officer
- Luc Fortin, President and CEO, Montreal Exchange and Global Head of Trading
- Cheryl Graden, Chief Legal and Enterprise Corporate Affairs Officer and Corporate Secretary
- Mary Lou Hukezalie, Senior Vice President, Group Head of Human Resources
- Jay Rajarathinam, Chief Operating Officer

10. Not applicable.

Bourse de Montréal Inc.

1. Name: Bourse de Montréal Inc.
   Address: 1800 – 1190 Avenue des Canadiens-de-Montreal, P.O. Box 37, Montréal, Quebec, H3B 0G7, Canada.

2. Corporation.

3. Bourse de Montréal Inc. was formed in Quebec under the Companies Act on May 1, 2008.

4. Bourse de Montréal Inc. is a wholly-owned subsidiary of TMX Group Limited. Bourse de Montréal Inc. is the sole owner of MX US 1, Inc., which is the sole owner of MX US 2, Inc. MX US 2, Inc. holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 47.89% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Options Market LLC, a facility of the Exchange.

5. Bourse de Montréal Inc. operates a financial derivatives exchange in Canada and is a leading provider of information technology services and clearing services. Bourse de Montréal Inc. no longer provides information technology services to the Exchange nor to BOX Options Market LLC as these services have been transitioned to BOX Technology LLC.

6. Not applicable.

7. See Exhibit C-3, pages 1-21, Bourse de Montréal Inc. Articles of Incorporation.

8. See Exhibit C-3, pages 22-38, Bourse de Montréal Inc. By-Laws.

9. Directors of Bourse de Montréal Inc.:
   - Charles Winograd
   - Luc Bertrand
   - Nicolas Darveau-Garneau
   - Martine Irman
   - Moe Kermani
   - William Linton
   - Audrey Mascarenhas
   - John McKenzie
   - Monique Mercier
   - Kevin Sullivan
   - Claude Tessier
   - Eric Wetlaufer

Officers of Bourse de Montréal Inc.:

- Charles Winograd, Chair of the Board
- David Arnold, Chief Financial Officer
- Cindy Bush, Chief Human Resources Officer
- Frank Di Liso, Vice President, Finance and Administration
- Luc Fortin, President and Chief Executive Officer
- Cheryl Graden, Chief Legal and Enterprise Corporate Affairs Officer
- Julie Rochette, Vice President and Chief Regulatory Officer
- Jay Rajaranthinam, Chief Operating Officer
- Nicholas Santini, Corporate Secretary

10. Not applicable.

MX US 1, Inc.

1. Name: MX US 1, Inc.
   Address: 2711 Centreville Road, Suite 400, Wilmington, DE 19808.

2. Corporation.

3. MX US 1, Inc. was incorporated under Section 101 of the General Corporation Law of the State of Delaware on July 10, 2008.

4. MX US 1, Inc. is a wholly-owned subsidiary of Bourse de Montréal Inc. MX US 1, Inc. is the sole owner of MX US 2, Inc., which holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 47.89% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Options Market LLC, a facility of the Exchange.

5. MX US 1, Inc. has no operations and is a vehicle for holding interests in MX US 2, Inc.

6. Not applicable.

7. See Exhibit C-4, pages 1-8, MX US 1, Inc. Articles of Incorporation.

8. See Exhibit C-4, pages 9-28, MX US 1, Inc. By-Laws.

9. Directors of MX US 1, Inc.:
   - Luc Fortin

   Officers of MX US 1, Inc.:
   - Luc Fortin, President
   - Nicholas Santini, Secretary

10. Not applicable.

MX US 2, Inc.

1. Name: MX US 2, Inc.
   Address: 2711 Centreville Road, Suite 400, Wilmington, DE 19808.

2. Corporation.

3. MX US 2, Inc. was incorporated under Section 101 pursuant to the General Corporation Law of the State of Delaware on December 27, 2007.

4. MX US 2, Inc. is a wholly-owned subsidiary of MX US 1, Inc. MX US 2, Inc. holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 47.89% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Options Market LLC, a facility of the Exchange.

5. MX US 2, Inc. has no operations and is a vehicle for holding interests in BOX Holdings Group LLC and the Exchange.

6. Not applicable.

7. See Exhibit C-5, pages 1-16, MX US 2, Inc. Articles of Incorporation.

8. See Exhibit C-5, pages 17-36, MX US 2, Inc. By-Laws.

9. Directors of MX US 2, Inc.:
   - Luc Fortin

   Officers of MX US 2, Inc.:
   - Luc Fortin, President
   - Nicholas Santini, Secretary

10. Not applicable.

Indirect Foreign Affiliates
The parent ownership structure of MX US 1, Inc. is comprised entirely of foreign entities (the “Foreign Direct Affiliates”), which in turn own interests, either directly or indirectly, of 25 percent or more in a number of other entities (such Foreign Direct Affiliate-owned entities, not including dormant entities, collectively the “Foreign Indirect Affiliates”).

See Exhibit C-6 for the corporate structure of TMX Group Limited organizational chart as well as a table of affiliated entities.

Exhibit C-1 – BOX Technology LLC Limited Liability Company Agreement

BOX TECHNOLOGY LLC

LIMITED LIABILITY COMPANY AGREEMENT

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

BOX TECHNOLOGY LLC

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (together with any schedule attached hereto, this "Agreement") of BOX Technology LLC (the "Company") is made as of February 12, 2019, by and between BOX Holdings Group LLC (the "Member"), BOX Options Market LLC ("BOX Options") and BOX Exchange LLC (the "Exchange").

WHEREAS, on February 12, 2019, a Certificate of Formation (the "Certificate") was filed by the Company with the office of the Secretary of State of the State of Delaware to form the Company;

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

Article 1

Definitions

1.1. **Certain Defined Terms**. As used in this Agreement, the following capitalized terms have the following meanings.

"Advisors" means, with respect to any Person, any of such Person's attorneys, accountants or consultants.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with, such Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise with respect to such Person. A Person is presumed to control any other Person, if that Person: (i) is a director, general partner, or officer exercising executive responsibility (or having similar status or performing similar functions); (ii) directly or indirectly has the right to vote 25 percent or more of a class of voting security or has the power to sell or direct the sale of 25 percent or more of a class of voting securities of the Person; or (iii) in the case of a partnership, has contributed, or has the right to receive upon dissolution, 25 percent or more of the capital of the partnership.

"Agreement" has the meaning set forth in the preamble hereto.

"Audit Committee" has the meaning set forth in Section 4.2(d)(i) hereof.

"Bankruptcy" has the meaning ascribed thereto in Section 18-304 of the LLC Act.

"Board" has the meaning set forth in Section 4.1 hereof. The Board, acting collectively as provided in this Agreement, shall be a "manager" within the meaning of the LLC Act.

"BOX Holdings" means BOX Holdings Group LLC, a Delaware limited liability company.

"CEO" has the meaning set forth in Section 4.8 hereof.

"Certificate" has the meaning set forth in the recitals hereto.

"Chair" has the meaning set forth in Section 4.6 hereof.

"Code" means the United States Internal Revenue Code of 1986, as amended and in effect from time to time.

"Company" has the meaning set forth in the preamble hereto.

"Compensation Committee" has the meaning set forth in Section 4.2(d)(ii) hereof.

"Confidential Information" of any Person includes any financial, scientific, technical, trade or business secrets of such Person or any Affiliate of such Person and any financial, scientific, technical, trade or business materials that such Person or any Affiliate of such Person treats, or is obligated to treat, as confidential or proprietary, including, but not limited to, (i) confidential information as it pertains to the Exchange or BOX Options Market regarding disciplinary matters, trading data, trading practices and audit information, (ii) innovations or inventions belonging to such Person or any Affiliate of such Person, and (iii) confidential information obtained by or given to such Person or any Affiliate of such Person about or belonging to its suppliers, licensors, licensees, partners, affiliates, customers, potential customers or others. The definition of "Confidential Information," of a Person as it relates to any other Person, shall not include information which: (i) is publicly known through publication or otherwise through no wrongful act of such other Person; or (ii) is received by such other Person from a third party who rightfully discloses it to such other Person without restriction on its subsequent disclosure.

"Customer Director" has the meaning set forth in Section 4.1(a) hereof.

"DGCL" has the meaning set forth in Section 4.2(b) hereof.

"Director" has the meaning set forth in Section 4.1(a) hereof. Each Director other than the Regulatory Director shall be a "manager" within the meaning of the LLC Act.

"Disclosing Party" has the meaning set forth in Section 12.3 hereof.

"Exchange" means BOX Exchange LLC.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fiscal Year" has the meaning set forth in Section 9.3 hereof.

"Holdings EC Director" has the meaning set forth in Section 4.1(a) hereof.

"Holdings Member" means a member of BOX Holdings.

"IB" means IB Exchange Corp, a Delaware corporation.

"Indemnified Claims" has the meaning set forth in Section 10.1(b) hereof.

"Indemnified Person" has the meaning set forth in Section 10.1(a) hereof.

"Liquidator" has the meaning set forth in Section 8.1(b) hereof.

"LLC Act" means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, *et. seq.*, as amended and in effect from time to time, and any successor statute.

"Major Action" has the meaning set forth in Section 4.4(b) hereof.

"Member" means BOX Holdings Group LLC, the sole Member.

"Member Information" has the meaning set forth in Section 12.3 hereof.

"MX" means Bourse de Montréal Inc.

"MXUS2" means MX US 2, Inc., a Delaware corporation, indirectly wholly owned by MX.

"Officer" has the meaning set forth in Section 4.5 hereof.

"Person" means any individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization and any government, governmental department or agency or political subdivision thereof.

"SEC" means the United States Securities and Exchange Commission.

"Secretary" has the meaning set forth in Section 4.9 hereof.

"Vice-Chair" has the meaning set forth in Section 4.7 hereof.

1.2. **Other Definitions.**

The words "include," "includes," and "including" where used in this Agreement are deemed to be followed by the words "without limitation."

Any reference to "Dollars" or "$" in this Agreement refers to U.S. Dollars.

Except as otherwise provided in this Agreement or unless the context otherwise clearly requires, (a) terms used in this Agreement that are defined in the LLC Act will have the meaning set forth in the LLC Act; (b) all references in this Agreement to one gender also include, where appropriate, the other gender; (c) the singular includes the plural and the plural includes the singular; and (d) references in this Agreement to the preamble, sections and schedules shall be deemed to mean the preamble and sections of, and schedules to, this Agreement.

Article 2

Organization

2.1. **Formation and Continuation of the Company**. The Member hereby agrees that the rights, duties and liabilities of the Member shall be as provided in the LLC Act, except as otherwise provided herein. The name of BOX Options shall be BOX Technology LLC. The principal place of business of the Company shall be located at 101 Arch Street, Suite 610, Boston, MA 02110. The Company may, at any time, change its principal place of business and shall give notice thereof to the Member.

2.2. **Registered Agent and Office**. The registered agent for service of process on the Company in the State of Delaware required to be maintained by §18-104 of the LLC Act shall be Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808-1674 and the registered office of the Company in the State of Delaware shall be c/o Corporation Service Company at the same address. The Board may at any time change the registered agent of the Company or the location of such registered office and shall give notice thereof to the Member.

2.3. **Term**. The legal existence of the Company shall be perpetual, unless the Company is sooner dissolved as a result of an event specified in the LLC Act or pursuant to a provision of this Agreement.

2.4. **Interest of Member; Property of the Company**. The ownership interest in the Company held by the Member shall be personal property for all purposes. All real and other property owned by the Company shall be deemed property owned by the Company as an entity, and the Member, individually, shall not own any such property. The Member holds all of the outstanding ownership interest in the Company. The Member shall be admitted as the sole Member of the Company upon its execution of a counterpart signature page to this Agreement.

2.5. **Certificates.** The CEO or the CEO's designee, as an "authorized person" within the meaning of the LLC Act, shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the LLC Act to be filed with the Secretary of State of the State of Delaware. The CEO or the CEO's designee shall execute, deliver and file, or cause the execution, delivery and filing of, any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any other jurisdiction in which the Company may wish to conduct business.

Article 3

Purpose

3.1. **Purpose**. The purpose of the Company is to develop and operate an electronic market for Trading BOX Options Products and to engage in all related activities arising therefrom or relating thereto or necessary, desirable, advisable, convenient, or appropriate in connection therewith as the Member may determine. The Company shall not engage in any other business or activity except as approved in accordance with this Article 3 and Section 4.4(b)(ii).

Article 4

Governance

4.1. **Board of Directors.**

(a) Except as otherwise specifically provided in this Agreement, the Board of Directors of the Company (the "Board" and each member thereof, a "Director") will manage the development, operations, business and affairs of the Company without the need for any approval of the Member or any other Person. No person shall be a Director unless such Person has been so designated as either a Holdings EC Director or a Customer Director in accordance with this Agreement. The Board shall be comprised of all of the members of the executive committee of the Member (each a "Holdings EC Director"), and one (1) Director designated by each of BOX Options and the Exchange, in each case so long as the Company is providing technology services to such entity (each a "Customer Director"). To be eligible to serve as a Holdings EC Director, an individual must then be serving as a member of the Holdings executive committee. To be eligible to serve as a Customer Director, an individual must then be a senior officer of either BOX Options or the Exchange, respectively.

(b) A Director may from time to time be removed (i) by the Person(s) entitled to designate the corresponding Holdings EC Director or Customer Director applicable to such Director with or without cause upon delivery of an executed written notice of removal by such Person to the Secretary of the Company or (ii) by the Board in the event the Board determines, in good faith, that such Director has violated any provision of this Agreement or any federal or state securities law or that such action is necessary or appropriate in the public interest or for the protection of investors. A Director who is a Holdings EC Director shall automatically cease to be a Director upon the cessation of such Director's service as a member of the Holdings executive committee for any reason. A Director who is a Customer Director shall automatically cease to be a Director upon the cessation of such Director's service as a senior officer of BOX Options or the Exchange, respectively. A Director shall not participate in any vote regarding such Director's removal.

4.2. **Authority and Conduct; Duties of Board; Committees.**

(a) **Authority and Conduct**. The Board shall have the specific authority delegated to it pursuant to this Agreement.

(b) **Duties of Board**. Without limiting the general duties and authority of the Board as set forth in this Article 4, except as otherwise provided in this Agreement, the Board shall have all of the powers of the board of directors of a corporation organized under the General Corporation Law of the State of Delaware, as from time to time in effect (the "DGCL"), including the power and responsibility to manage the business of the Company, evaluate the performance of the Officers and establish and monitor capital and operating budgets.

(c) **Committees**. The Board shall create and maintain an Audit Committee and a Compensation Committee. The Board may also designate one or more other committees, by resolution or resolutions passed by a majority of the whole Board; such committee or committees shall consist of one or more Directors appointed by the Board, except as otherwise provided herein and subject to Section 4.2(e) below, to the extent provided in the resolution or resolutions designating them, shall have and may exercise specific powers of the Board in the management of the business and other affairs of the Company to the extent permitted by this Agreement. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board.

(i) **Audit Committee**. The Board shall appoint an Audit Committee (the "Audit Committee"). The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to the Members and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by the Board); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

(ii) **Compensation Committee**. The Board shall appoint a Compensation Committee (the "Compensation Committee"). The Compensation Committee shall consider and recommend to the Board compensation policies, programs, and practices for Directors and Officers and employees of the Company.

(d) **Powers Denied to Committees**. Committees of the Board shall not, in any event, have any power or authority to transact any Major Action.

(e) **Substitute Committee Member; Minutes**. In the absence or on the disqualification of a Director who is a member of a committee, the Board may designate another Director to act at a committee meeting in the place of such absent or disqualified Director. Each committee shall keep regular minutes of its proceedings and report the same to the Board as may be required by the Board.

4.3. **Meetings**. The Board will meet as often as the Board deems necessary. Meetings of the Board or any committee thereof may be conducted in person or by telephone or in any other manner agreed to by the Board or, respectively, by the members of such committee. Any of the Directors may call a meeting of the Board upon fourteen (14) calendar days prior written notice. In any case where the convening of a meeting of Directors is a matter of urgency, notice of such meeting may be given not less that forty-eight (48) hours before such meeting is to be held. No notice of a meeting shall be necessary when all Directors are present. The attendance of at least a majority of all the Directors shall constitute a quorum for purposes of any meeting of the Board. Except as may otherwise be provided by this Agreement**,** each of the Directors will be entitled to one vote on any action to be taken by the Board, except that the CEO (if a Director) shall not be entitled to vote on matters relating to his or her powers, compensation or performance. Any Director shall be entitled to vote on behalf of another Director (or group of Directors) after having received such Director's (or Directors') proxy in writing. Unless otherwise provided by this Agreement, any action to be taken by the Board shall be considered effective only if approved by at least a majority of the votes entitled to be voted on such action. Meetings of the Board may be attended by other Persons related to the Company as agreed to from time to time by the Board. Any action required or permitted to be taken at a meeting of the Board or any committee thereof may be taken without a meeting if written consents, setting forth the action so taken, are executed by the members of the Board or committee, as the case may be, representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board or committee, as the case may be, permitted to vote were present and voted. The Board will determine procedures relating to the recording of minutes of its meetings.

4.4. **Special Voting Requirements.**

(a) Notwithstanding the provisions of Section 4.3 regarding voting requirements and subject to the other provisions of this Agreement, no action with respect to any Major Action (as defined in paragraph (b) below), shall be effective unless approved by the Board, including the affirmative vote of all of the then serving Directors designated by each of IB and MXUS2, in each case acting at a meeting. In addition, unless approved by the Board as provided above, the Member, on behalf of the Company, shall not take or permit the Company to take any Major Action. No other Member votes are required for a Major Action.

(b) For purposes of this Agreement, "Major Action" means any of the following:

(i) merger or consolidation of the Company with any other entity or the sale by the Company of any material portion of its assets;

(ii) entry by the Company into any line of business other than the business described in Article 3;

(iii) conversion of the Company from a Delaware limited liability company into any other type of entity;

(iv) entering into any agreement, commitment, or transaction with any Holdings Member or any of its Affiliates other than agreements with subsidiaries of BOX Holdings or the Exchange or transactions or agreements upon commercially reasonable terms that are no less favorable to the Company than the

Company would obtain in a comparable arms-length transaction or agreement with a third party;

(v) to the fullest extent permitted by law, taking any action to effect the voluntary, or which would precipitate an involuntary, dissolution or winding-up of the Company;

(vi) entering into any partnership, joint venture or other similar joint business undertaking;

(vii) altering the provisions for Board membership set forth in Section 4.1(a); and

(viii) altering any provision of this Section 4.4(b).

4.5. **Officers**. The Board will appoint such officers and agents of the Company, including a Chair, a Vice-Chair, a CEO, a Secretary and such other officers as determined by the Board (each an "Officer"), as the Board shall from time to time deem necessary. Such Officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as the Board shall from time to time determine. Any individual may hold more than one office.

4.6. **Duties of the Chair**. The Chair of the Board (the "Chair") shall preside at all meetings of the Board. The Chair shall have the general powers and duties usually vested in the office of Chair of the Board of a business corporation organized under the DGCL, and shall have such other duties and responsibilities related to the development of the Company as the Board shall from time to time direct.

4.7. **Duties of the Vice-Chair**. The Vice-Chair of the Board (the "Vice-Chair") shall preside at all meetings of the Board and fulfill all the responsibilities of the Chair in the absence of the Chair and shall have such other duties and responsibilities related to the development of the Company as the Board shall from time to time direct.

4.8. **Duties of the CEO**. Subject to the supervision and direction of the Board, the Chief Executive Officer (the "CEO") shall have general supervision, direction and control of the business and the other executive Officers of the Company. The CEO shall have the general powers and duties of management usually vested in the office of CEO of a business corporation organized under the DGCL, and shall have such other duties and responsibilities related to the Company as the Board shall from time to time direct. The CEO shall be responsible for advising the Board on the status of the Company on a regular basis or more frequently as requested by the Board.

4.9. **Duties of the Secretary**. The Secretary (the "Secretary") shall act as secretary of all meetings of the Board and all meetings of the Member. In the absence of the Secretary, the presiding Officer of the meeting shall appoint any other person to act as secretary of the meeting. The Secretary shall have all other authority provided in this Agreement and as otherwise determined by the Board.

4.10. **No Management by Members**. Except as otherwise expressly provided herein or as requested by the Board, the Member shall not take part in the day-to-day management or operation of the business and affairs of the Company. Except and only to the extent expressly provided for in this Agreement and as delegated by the Board to committees of the Board or to duly appointed Officers or agents of the Company, neither the Member nor any other Person other than the Board shall be an agent of the Company or have any right, power or authority to transact any business in the name of the Company or to act for or on behalf of or to bind the Company.

4.11. **Reliance by Third Parties**. Any Person dealing with the Company or the Board may rely upon a certificate signed by the Chair, or such other Officer of the Company designated by the Board, as to:

(a) the identity of the members of the Board or any committee thereof or any Officer or agent of the Company;

(b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Board or in any other manner germane to the affairs of the Company;

(c) the Persons who are authorized to execute and deliver any agreement, instrument or document of or on behalf of the Company; or

(d) any act or failure to act by the Company or any other matter whatsoever involving the Company or the Member.

4.12. **Regulatory Obligations**.

(a) **Non-Interference.** Each of the Member and the Directors, Officers, employees and agents of the Company shall give due regard to the preservation of the independence of the self-regulatory function of the Exchange and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the board of directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the Exchange Act. No present or past Member, Director, Officer, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or any other person or entity shall have any rights against the Company or any Member, Director, Officer, employee or agent of the Company under this Section 4.12.

(b) **Compliance with Securities Laws; Cooperation with the SEC.** The Company and its Member shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the SEC and the Exchange pursuant to and to the extent of their respective regulatory authority. The Directors, Officers, employees and agents of the Company, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the SEC and the Exchange in respect of the SEC's oversight responsibilities regarding the Exchange and the self-regulatory functions and responsibilities of the Exchange, and the Company shall take reasonable steps necessary to cause its Directors, Officers, employees and agents to so cooperate. No present or past Member, Director, Officer, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or any other person or entity shall have any rights against the Company or any Member, Director, Officer, employee or agent of the Company under this Section 4.12.

Article 5

Powers, Duties and Restrictions

5.1. **Powers of the Company**. In furtherance of the purposes set forth in Article 3, and subject to the provisions of Article 4, the Company, acting through the Board, will possess the power to do anything not prohibited by the LLC Act, by other applicable law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in Article 3; (b) to make, perform, and enter into any contract, commitment, activity, or agreement relating thereto; (c) to open, maintain, and close bank and money market accounts, to endorse, for deposit to any such account or otherwise, checks payable or belonging to the Company from any other Person, and to draw checks or other orders for the payment of money on any such account; (d) to hold, distribute, and exercise all rights (including voting rights), powers, and privileges and other incidents of ownership with respect to assets of the Company; (e) to borrow funds, issue evidences of indebtedness, and refinance any such indebtedness in furtherance of any or all of the purposes of the Company, to guarantee the obligations of others, and to secure any such indebtedness or guarantee by mortgage, security interest, pledge, or other lien on any property or other assets of the Company; (f) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and affairs of the Company, and to pay such fees, expenses, salaries, wages and other compensation to such Persons as the Board shall determine; (g) to bring, defend, and compromise actions, in its own name, at law or in equity; and (h) to take all actions and do all things necessary or advisable or incident to the carrying out of the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion, or attainment of the Company's business, purpose, or activities.

5.2. **Powers of the Member**. Except as otherwise specifically provided by this Agreement or required by the LLC Act or by the SEC pursuant to the Exchange Act, the Member shall not have the power to act for or on behalf of, or to bind, the Company.

Article 6

Capital

6.1. **Capital Contributions**. The Member has contributed to the Company the respective initial capital contributions set forth in the books and records of the Company. All such amounts contributed shall be reflected on the books and records of the Company. No interest shall be paid on any Capital Contribution to the Company.

6.2. **Additional Capital Contributions**. The Board shall, in its sole discretion, determine the capital needs of the Company. If at any time the Board shall determine that additional capital is required in the interests of the Company, additional working capital shall be raised in such manner as determined by the Board. Notwithstanding any of the foregoing, the Board shall not have the power to require the Member to make any additional capital contributions.

6.3. **Borrowings and Loans**. If the Member shall lend any monies to BOX Options, the amount of any such loan shall not constitute an increase in the amount of the Member's capital contribution unless specifically agreed to by the Board and the Member. The terms of such loans and the interest rate(s) thereon shall be commercially reasonable terms and rates, as determined by the Board in accordance with Article 4.

6.4. **General**. Except as otherwise provided in this Agreement, the Member and its Affiliates may lend money to, borrow money from, act as surety, guarantor or endorser for, guarantee or assume one or more specific obligations of, provide collateral for, and transact other business with BOX Options and, subject to applicable law, shall have the same rights and obligations with respect thereto as a Person who is not a member of BOX Options. Any such transactions with the Member or an Affiliate of the Member shall be on the terms approved by the Board from time to time or, if such transaction is contemplated by this Agreement, on the terms provided for in this Agreement.

6.5. **Liability of the Member and Directors**. Except as otherwise required by the LLC Act, no Member or Director or Officer of the Company, solely by reason of being a Member or Director or Officer of the Company, shall be liable, under a judgment, decree or order of a court, or in any other manner, for a debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other Member or Director or Officer of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the LLC Act shall not be grounds for imposing liability on any Member or Director or Officer of the Company for liabilities of the Company.

Article 7

Distributions and Allocations

7.1. **Distributions**. Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this Agreement, the Company, and the Board on behalf of the Company, shall not make and shall not be required to make a distribution to the Member on account of its interest in the Company if, and to the extent, such distribution would violate the LLC Act or any other applicable law.

7.2. **Allocations of Profits and Losses**. The Company's profits and losses shall be allocated to the Member.

Article 8

Dissolution and Winding Up

8.1. **Dissolution and Winding Up**.

(a) The Company shall be dissolved and its affairs shall be wound up upon:

(i) the election to dissolve the Company made by the Board pursuant to Section 4.4(b)(v); or

(ii) the entry of a decree of judicial dissolution under §18-802 of the LLC Act; or

(iii) the resignation, expulsion, Bankruptcy or dissolution of the Member, or the occurrence of any other event which terminates the continued membership of the Member in the Company, unless the business of the Company is continued without dissolution in accordance with the LLC Act; or

(iv) the occurrence of any other event that causes the dissolution of a limited liability company under the LLC Act unless the Company is continued without dissolution in accordance with the LLC Act.

The legal representatives, if any, of the Member shall succeed as assignee to such Member's interest in BOX Options upon the Bankruptcy, or dissolution of the Member.

(b) Upon dissolution of the Company, the business of the Company shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Member unless the dissolution is caused by the Member's ceasing to be a member of the Company, in which case a liquidating trustee may be appointed for the Company by vote of a majority of the Directors (the liquidating trustee is referred to herein as the "Liquidator"). In winding up the Company's affairs, every effort shall then be made to dispose of the assets of the Company in an orderly manner, having regard to the liquidity, divisibility and marketability of the Company's assets. If the Liquidator determines that it would be imprudent to dispose of any non-cash assets of the Company, such assets may be distributed in kind to the Member, in lieu of cash. The Liquidator shall not be entitled to be paid by the Company any fee for services rendered in connection with the liquidation of the Company, but the Liquidator shall be reimbursed by the Company for all third-party costs and expenses incurred by it in connection therewith and shall be indemnified by the Company with respect to any action brought against it in connection therewith by applying, *mutatis mutandis*, the provisions of Article 10.

8.2. **Termination of the LLC**. Subject to Section 14.1 of this Agreement, the separate legal existence of the Company shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for in this Article 8, and a Certificate of Cancellation shall have been filed in the manner required by Section 18-203 of the LLC Act.

Article 9

Books, Records and Accounting

9.1. **Books and Records**. The Board shall cause to be entered in appropriate books, kept at the Company's principal place of business, all transactions of or relating to the Company. The Member shall have access to, and the right, at the Member's sole cost and expense, to inspect and copy such books and all other Company records (excluding any regulatory and disciplinary information) during normal business hours; *provided that* the Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in making such books and records available for inspection. Notwithstanding the foregoing, the books and records of the Company shall be subject at all times to inspection and copying by the Exchange and the SEC at no additional cost to the Exchange or the SEC. Inspection, copying and review of the books and records of the Company by the Exchange at the premises of the Company shall, at the option of the Exchange, be conducted by Exchange employees. The Exchange hereby agrees to inspect, copy and/or review the books and records of the Company, and to use any information obtained thereby, only for purposes of fulfilling its regulatory obligations. Subject to the foregoing, the books, records, premises, Directors, Officers, employees and agents of the Company shall be deemed to be the books, records, premises, officers, directors, agents, and employees of the Exchange, for the purpose of, and subject to, oversight pursuant to the Exchange Act. the Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the Member any information that the Board would otherwise be permitted to keep confidential from the Member pursuant to §18-305(c) of the LLC Act, except for information required by law or by agreement with any third party to be kept confidential. The Company's books of account shall be kept using the method of accounting determined by the Board. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

9.2. **Deposits of Funds**. All funds of the Company shall be deposited in its name in such checking, money market, or other account or accounts as the Board may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Board shall determine.

9.3. **Fiscal Year**. The fiscal year of the Company shall be the calendar year.

9.4. **Financial Statements**. BOX Options, at its cost and expense, shall prepare and furnish to the Member, within ninety (90) days after the close of each taxable year, financial statements of the Company.

9.5. **Tax Elections**. The Member shall make all tax elections (including, but not limited to, elections relating to depreciation and elections pursuant to Section 754 of the Code) as it deems appropriate.

Article 10

Exculpation and Indemnification

10.1. **Exculpation and Indemnification**.

(a) Neither the Member nor any Officer, Director, employee, agent or committee member of the Company nor any employee, representative, agent, director or Affiliate of the Member (including the heirs, executors, and administrators of any such Person) (each an "Indemnified Person") shall be liable to the Company or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Person in accordance with this Agreement, except that an Indemnified Person shall be liable for any such loss, damage or claim incurred if and to the extent (i) such loss, damage or claim is the result of the Indemnified Person's fraud, bad faith or willful misconduct, (ii) with respect to any criminal proceeding, the Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct giving rise to such loss, damage or claim was unlawful or (iii) such Indemnified Person deliberately breached such Indemnified Person's duty to the Company, in each case as determined by a final, unappealable judgment by a court of competent jurisdiction.

(b) The Company may indemnify any Person against any claim to the extent determined by the Board to be in the best interests of the Company. The Company shall indemnify, and hold harmless, to the fullest extent permitted by law as it presently exists or may thereafter be amended, any Indemnified Person who, by reason of the fact that such Person is or was a Director, Officer, employee or agent of the Company, or a member of any committee of the Company, or is or was a Director, Officer, employee or agent of the Company who is or was serving at the request of the Company as a director, officer, employee or agent of another Person, including without limitation service with respect to employee benefit plans, is or was a party, or is threatened to be made a party to (i) any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or (ii) any threatened, pending, or completed action, suit or proceeding by or in the right of the Company to procure a judgment in its favor, in each case against expenses (including attorneys' fees and disbursements), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such Indemnified Person in connection with the defense or settlement of, or otherwise in connection with, any such action, suit, or proceeding (collectively, "Indemnified Claims"). Notwithstanding the foregoing, no Indemnified Person shall be indemnified by the Company, and no claim shall be an Indemnified Claim, if and to the extent (i) such claim is the result of the Indemnified Person's fraud, bad faith or willful misconduct, (ii) with respect to any criminal proceeding, the Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct giving rise to such claim was unlawful or (iii) such Indemnified Person deliberately breached such Indemnified Person's duty to the Company, in each case as determined by a final, unappealable judgment by a court of competent jurisdiction.

(c) The Company shall advance expenses (including attorneys' fees and disbursements) to Indemnified Persons for Indemnified Claims; provided, however, that the payment of such expenses incurred by such Indemnified Person, in advance of the final disposition of the matter, shall be conditioned upon receipt of a written undertaking by the Person to repay all amounts advanced if it should be ultimately determined that the Person is not entitled to be indemnified under this Section 10.1 or otherwise.

(d) Notwithstanding the foregoing or any other provision of this Agreement, no advance shall be made by the Company to any Indemnified Person if a determination is reasonably and promptly made by a majority of the Directors who have not been named parties to the action, even though less than a quorum, or, if there are no such Directors or if such Directors so direct, by independent legal counsel, that, based upon the facts known to the Board or such counsel at the time such determination is made: (i) such Indemnified Person committed fraud, acted in bad faith or engaged in willful misconduct; (ii) with respect to any criminal proceeding, such Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct was unlawful; or (iii) such Indemnified Person deliberately breached such Indemnified Person's duty to the Company.

(e) The indemnification provided by this Section 10.1 in a specific case shall not be deemed exclusive of any other rights to which an Indemnified Person may be entitled, both as to action in his or her official capacity and as to action in another capacity while in such capacity, and shall continue as to an Indemnified Person who has ceased to be a Director, Officer, or committee member, employee, or agent and shall inure to the benefit of such Indemnified Person's heirs, executors, and administrators.

(f) Any repeal or modification of the foregoing provisions of this Section 10.1 shall not adversely affect any right or protection hereunder of any Person respecting any act or omission occurring prior to the time of such repeal or modification.

(g) If a claim for indemnification or advancement of expenses under this Section 10.1 is not paid in full within 60 days after a written claim therefor by an Indemnified Person has been received by the Company, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Company shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses.

(h) The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Director, Officer, or committee member, employee or agent of the Company, or who is or was serving as a director, officer, employee, or agent of another Person against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not the Company is required to indemnify such Person against such liability hereunder.

(i) A Indemnified Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Indemnified Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(j) To the extent that, at law or in equity, a Indemnified Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Indemnified Person, a Indemnified Person acting under this Agreement shall not be liable to the Company or to any other Indemnified Person who is bound by this Agreement for his or her good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Indemnified Person.

(k) The foregoing provisions of this Section 10.1 shall survive any termination of this Agreement.

Article 11

Maintenance of Separate Business

The Company shall at all times: (a) to the extent that any of the Company's offices are located in the offices of an Affiliate, pay fair market rent for its office space located therein; (b) maintain the Company's books, financial statements, accounting records and other limited liability company documents and records separate from those of any Affiliate or any other Person; (c) not commingle the Company's assets with those of any Affiliate or any other Person; (d) maintain the Company's books of account, bank accounts and payroll separate from those of any Affiliate; (e) act solely in its name and through its own authorized agents, and in all respects hold itself out as a legal entity separate and distinct from any other Person; (f) make investments directly or by brokers engaged and paid by the Company or its agents (provided that if any agent is an Affiliate of the Company it shall be compensated at a fair market rate for its services); (g) manage the Company's liabilities separately from those of any Affiliate and pay its own liabilities, including all administrative expenses and compensation to employees, consultants or agents, and all operating expenses, from its own separate assets, except that an Affiliate may pay the organizational expenses of the Company; and (h) pay from the Company's assets all obligations and indebtedness of any kind incurred by the Company. The Company shall abide by all LLC Act formalities, including the maintenance of current records of Company affairs, and the Company shall cause its financial statements to be prepared in accordance with generally accepted accounting principles in a manner that indicates the separate existence of the Company. The Company shall (a) pay all its liabilities, (b) not assume the liabilities of any Affiliate unless approved by unanimous consent of the Board and (c) not guarantee the liabilities of any Affiliate unless approved by unanimous consent of the Board. The Board shall make decisions with respect to the business and daily operations of the Company independent of and not dictated by any Affiliate.

Article 12

Confidentiality and Related Matters

12.1. **Disclosure and Publicity**. Subject to exceptions set forth in Section 12.2(b) below, no Member shall make any public disclosures concerning this Agreement without the prior approval of the Company.

12.2. **Confidentiality Obligations of Member, BOX Options and Exchange.**

(a) Each of the Member, BOX Options and the Exchange agrees that it will use Confidential Information of the Company only in connection with its respective Member, BOX Options or Exchange activities contemplated by this Agreement and pursuant to the Exchange Act and the rules and regulations thereunder, and it will not disclose any Confidential Information of BOX Options to any Person except as expressly permitted by this Agreement or pursuant to the Exchange Act and the rules and regulations thereunder.

(b) Each of the Member, BOX Options and the Exchange may disclose Confidential Information of the Company only:

(i) to its respective directors, officers and employees who have a reasonable need to know the contents thereof and who are subject to similar such confidentiality obligations;

(ii) on a confidential basis to its Advisors who have a reasonable need to know the contents thereof and who are subject to similar confidentiality obligations, so long as such disclosure is made pursuant to the procedures referred to in Section 12.4(b);

(iii) to the extent required by applicable statute, rule or regulation promulgated under the Exchange Act, the U.S. federal securities laws and rules thereunder; or securities laws, rules or regulations applicable in one or more province of Canada; or in response to a request from the SEC (pursuant to the Exchange Act and the rules thereunder), or from any securities regulatory authority in Canada (pursuant to applicable securities laws, rules or regulations) or the Exchange;

(iv) to the extent required by applicable statute, rule or regulation (other than the U.S. federal securities laws and the rules thereunder); or any court of competent jurisdiction; provided that it has made reasonable efforts to conduct its relevant business activities in a manner such that the disclosure requirements of such statute, rule or regulation or court of competent jurisdiction do not apply, and provided further that the Company is given notice and an adequate opportunity to contest such disclosure or to use any means available to minimize such disclosure; and

(v) to the extent that such Confidential Information has become generally available publicly through no fault of the Member, BOX Options or the Exchange or any of such Person's directors, officers, employees or Advisors.

12.3. **Member Information Confidentiality Obligation**. Each of the Member, BOX Options and the Exchange shall hold, and shall cause its respective Affiliates and their directors, officers, employees, agents, consultants and Advisors to hold, in strict confidence, unless disclosure to an applicable regulatory authority is necessary or appropriate or unless compelled to disclose by judicial or administrative process or, in the written opinion of its counsel, by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, reports, instruments, computer data and other data and information (collectively, "Member Information") concerning the Member, BOX Options or the Exchange, as applicable (or, if required under a contract with a third party, such third party), furnished to it by the Member, BOX Options, the Exchange or such Person's respective representatives pursuant to this Agreement or any other Related Agreement, except to the extent that such Member Information can be shown to have been: (a) previously known by the Member, BOX Options or the Exchange, as applicable, on a non-confidential basis; (b) available to the Member, BOX Options or the Exchange, as applicable, on a non-confidential basis from a source other than the disclosing Member; (c) in the public domain through no fault of the Member, BOX Options or the Exchange; or (d) later lawfully acquired from other sources by the Member, BOX Options or the Exchange to which it was furnished, and none of the Member, BOX Options or the Exchange shall release or disclose such Member Information to any other person, except its auditors, attorneys, financial advisors, bankers, other consultants and Advisors and, to the extent permitted above, to regulatory authorities. In the event that the Member, BOX Options or the Exchange becomes compelled to disclose any Member Information in connection with any necessary regulatory approval or by judicial or administrative process, such compelled Person shall provide the party that provided such Member Information (the "Disclosing Party") with prompt prior written notice of such requirement so that the Disclosing Party may seek a protective order or other appropriate remedy and/or waive the terms of any applicable confidentiality arrangements. In the event that such protective order, other remedy or waiver is not obtained, only that portion of the Member Information which is legally required to be disclosed shall be so disclosed.

12.4. **Ongoing Confidentiality Program.**

(a) In order to ensure that the parties hereto comply with their obligations in this Article 12, representatives designated by the Member, the Exchange and BOX Options shall meet from time to time as required to discuss issues relating to confidentiality and disclosure and other matters addressed by this Article 12.

(b) With respect to any disclosure by any of the parties hereto to any of their Advisors pursuant to this Article 12, the representatives referred to in paragraph (a) above will institute procedures designed to maintain the confidentiality of Confidential Information of the Company while facilitating the business activities contemplated by this Agreement and the Related Agreements.

12.5. **Regulatory Right to Access**. Nothing in this Agreement shall be interpreted as to limit or impede the rights of the SEC or the Exchange to access and examine Confidential Information of the Company, or to limit or impede the ability of a member, officer, director, agent or employee of the Member to disclose Confidential Information of the Company to the SEC or the Exchange.

12.6. **Disclosure of Confidential Information**. Notwithstanding anything to the contrary in this Agreement, all Confidential Information of the Member, BOX Options or the Exchange, pertaining to regulatory matters of the Member, BOX Options or the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Company or any of its subsidiaries shall: (i) not be made available to any persons (other than as provided in the next sentence) other than to those Directors, Officers, employees and agents of the Company that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Company and the Directors, Officers, employees and agents of the Company; and (iii) not be used by any Person for any non-regulatory purpose. Nothing in this Agreement shall be interpreted as to limit or impede the rights of the SEC, pursuant to the federal securities laws and rules and regulations thereunder, and the Exchange to access and examine such Confidential Information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Directors, Officers, employees and agents of the Company to disclose such Confidential Information to the SEC or the Exchange.

Article 13

Intellectual Property

Each of the Member, BOX Options and the Exchange shall retain all rights, title, and interests to all of its intellectual property except as may be contemplated by a separate written agreement.

Article 14

General

14.1. **Entire Agreement; Integration, Amendments**. This Agreement contains the sole and entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings. This Agreement may only be changed, amended or supplemented by an agreement in writing that is approved by a vote of the Board, without the consent of any Member or other Person. In addition, notwithstanding anything to the contrary herein, any terms specific to BOX Options or the Exchange, such as, among other things, the right to appoint a Customer Director, may not be altered or adversely affect BOX Options or the Exchange without the prior written consent of such Person (as applicable). The Member further acknowledges and agrees that, in entering into this Agreement, the Member has not in any way relied upon any oral or written agreements, statements, promises, information, arrangements, understandings, representations or warranties, express or implied, not specifically set forth in this Agreement or the exhibits and schedules hereto.

14.2. **Binding Agreement**. The covenants and agreements herein contained shall inure to the benefit of, and be binding upon, the parties hereto and their respective representatives, successors in interest and permitted assigns.

14.3. **Notices**. Any and all notices contemplated by this Agreement shall be deemed adequately given if in writing and delivered in hand, or upon receipt when sent by telecopy confirmed by one of the other methods for providing notice set forth herein, or one (1) business day after being sent, postage prepaid, by nationally recognized overnight courier (*e.g.*, Federal Express), or five (5) days after being sent by certified or registered mail, return receipt requested, postage prepaid, to the party or parties for whom such notices are intended. All such notices to the Member, BOX Options or the Exchange shall be addressed to such entity's address set forth on Schedule A attached hereto or at such other address as such entity may have designated by notice given in accordance with the terms of this subsection; all such notices to the Company shall be addressed to the Company at the address set forth in Section 2.1, with a copy to Acquire Law LLC, Ten Post Office Square, South Tower, 8th Floor, Boston, MA 02109, Attn: Glen R. Openshaw, Esq., or at such other address as the Company may have designated by notice given in accordance with the terms of this subsection.

14.4. **Captions.** Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this agreement or the intent of any provisions hereof.

14.5. **Governing Law, Etc**. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws, without regard to its conflict of laws rules.

14.6. **Member Books, Records and Jurisdiction.** The Member acknowledges that the Member shall irrevocably submit to the jurisdiction of Delaware state courts for any matter relating to the organization or internal affairs of the Company and shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that they are not personally subject to the jurisdiction of the Delaware state courts, as applicable, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter hereof may not be enforced in or by such courts or agency. The Company, the Member and the officers, directors, employees and agents of each, by virtue of their acceptance of such positions, also agree that they will maintain an agent in the United States for the service of process of a claim arising out of, or relating to, the activities of the Company.

14.7. **Waiver of Certain Damages**. THE MEMBER, TO THE FULLEST EXTENT PERMITTED BY LAW, IRREVOCABLY WAIVES ANY RIGHTS THAT IT MAY HAVE TO PUNITIVE, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES IN RESPECT OF ANY LITIGATION BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS OR ACTIONS RELATING THERETO.

14.8. **Construction**. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

14.9. **Severability**. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof or thereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

14.10. **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.11. **Survival**. The provisions of Articles 10, 12, 13 and 14 shall survive the termination of this Agreement for any reason. All other rights and obligations of the Member shall cease upon such termination of this Agreement.

14.12. **Third Party Beneficiaries**. The parties hereby agree that each of MXUS2 and IB are intended third party beneficiaries of this Agreement and that the terms and provisions herein extend to and are enforceable by each of them.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, each of the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement of BOX Technology LLC as of the date first set forth above.

MEMBER:

BOX HOLDINGS GROUP LLC

By: ______________________
Lisa J. Fall
President

EXCHANGE:

BOX EXCHANGE LLC

By: ______________________
Lisa J. Fall
President

BOX OPTIONS:

BOX OPTIONS MARKET LLC

By: ______________________
Lisa J. Fall
President

Schedule A

MEMBER

BOX Holdings Group LLC
101 Arch Street, Suite 610
Boston, MA 02110
Attn: Lisa J. Fall, President

BOX OPTIONS

BOX Options Market LLC
101 Arch Street, Suite 610
Boston, MA 02110
Attn: Lisa J. Fall, President

EXCHANGE

BOX Exchange LLC
101 Arch Street, Suite 610
Boston, MA 02110
Attn: Lisa J. Fall, President

Exhibit C-2 – TMX Group Limited Articles of Incorporation and By-Laws

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government and Consumer Services
Ontario

Ministère des Services gouvernementaux et des Services aux consommateurs

Ontario Corporation Number
Numéro de la société en Ontario

1986416

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

DECEMBER 1 3 DÉCEMBRE, 2017

Barbara Hackitt (17)

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 4
Business Corporations Act

Formule 4
Loi sur les sociétés par actions

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

1. The name of the amalgamated corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société issue de la fusion: (Écrire en LETTRES MAJUSCULES SEULEMENT) :

TMX GROUP LIMITED / GROUPE TMX LIMITÉE

2. The address of the registered office is:
Adresse du siège social :

130 King Street West
Street & Number or R.R. Number & if Multi-Office Building give Room No. /
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

Toronto — **ONTARIO** — M5X 1J2
Name of Municipality or Post Office /
Nom de la municipalité ou du bureau de poste
Postal Code/Code postal

3. Number of directors is: / Nombre d'administrateurs :
Fixed number / Nombre fixe: ☐
OR minimum and maximum / OU minimum et maximum: 3 — 24

4. The director(s) is/are: / Administrateur(s) :

First name, middle names and surname / Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code / Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State 'Yes' or 'No' / Résident canadien Oui/Non
Luc Bertrand	130 King Street West, Toronto, ON M5X 1J2	Yes
Denyse Chicoyne	130 King Street West, Toronto, ON M5X 1J2	Yes
Marie Giguere	130 King Street West, Toronto, ON M5X 1J2	Yes
Louis Eccleston	130 King Street West, Toronto, ON M5X 1J2	No

4. The directors are:

First name, middles names and surname	Address for service, giving Street & No. or R. R. No., Municipality, Province, County and Postal Code	Resident Canadian State 'Yes' or 'No'
Jeffrey Heath	130 King Street West, Toronto, ON M5X 1J2	Yes
Martine Irman	130 King Street West, Toronto, ON M5X 1J2	Yes
Harry Jaako	130 King Street West, Toronto, ON M5X 1J2	Yes
Lise Lachapelle	130 King Street West, Toronto, ON M5X 1J2	Yes
William Linton	130 King Street West, Toronto, ON M5X 1J2	Yes
Jean Martel	130 King Street West, Toronto, ON M5X 1J2	Yes
Gerri Sinclair	130 King Street West, Toronto, ON M5X 1J2	Yes
Kevin Sullivan	130 King Street West, Toronto, ON M5X 1J2	Yes
Anthony Walsh	130 King Street West, Toronto, ON M5X 1J2	Yes
Eric Wetlaufer	130 King Street West, Toronto, ON M5X 1J2	No
Charles Winograd	130 King Street West, Toronto, ON M5X 1J2	Yes
Michael Wissell	130 King Street West, Toronto, ON M5X 1J2	Yes
Christian Exshaw	130 King Street West, Toronto, ON M5X 1J2	Yes
Peter Pontikes	130 King Street West, Toronto, ON M5X 1J2	Yes

5. Method of amalgamation, check A or B
Méthode choisie pour la fusion – Cocher A ou B :

A - **Amalgamation Agreement / Convention de fusion :**

☐ The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the *Business Corporations Act* on the date set out below.

Les actionnaires de chaque société qui fusionnne ont dûment adopté la convention de fusion conformément au paragraphe 176(4) de la *Loi sur les sociétés par actions* à la date mentionnée ci-dessous.

or
ou

B - **Amalgamation of a holding corporation and one or more of its subsidiaries or amalgamation of subsidiaries / Fusion d'une société mère avec une ou plusieurs de ses filiales ou fusion de filiales :**

[X] The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the *Business Corporations Act* on the date set out below.

Les administrateurs de chaque société qui fusionne ont approuvé la fusion par voie de résolution conformément à l'article 177 de la *Loi sur les sociétés par actions* à la date mentionnée ci-dessous.

The articles of amalgamation in substance contain the provisions of the articles of incorporation of
Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

TMX GROUP LIMITED / GROUPE TMX LIMITÉE

and are more particularly set out in these articles.
et sont énoncés textuellement aux présents statuts.

Names of amalgamating corporations Dénomination sociale des sociétés qui fusionnent	Ontario Corporation Number Numéro de la société en Ontario	Date of Adoption/Approval Date d'adoption ou d'approbation Year année / Month mois / Day jour
TMX GROUP INC. / GROUPE TMX INC.	1986428	2017/12/13
TMX GROUP LIMITED / GROUPE TMX LIMITÉE	2283189	2017/12/13

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.

None.

7. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

(i) an unlimited number of shares to be designated as common shares; and
(ii) an unlimited number of shares to be designated as Preference Shares, issuable in series.

8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

See attached hereto pages 4A to and including 4C

PREFERENCE SHARES

Directors' Right to Issue One or More Series

The Preference Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form that series and shall, subject to limitations set out in the Articles of the Corporation, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preference Shares of that series, the whole subject to the filing with the Director (as defined in the Business Corporations Act (Ontario) (the "OBCA")) of Articles of Amendment containing a description of that series including the rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

Ranking of the Preference Shares

The Preference Shares of each series shall rank on a parity with the Preference Shares of every other series with respect to dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Corporation, and shall be entitled to a preference over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation are not paid in full in respect of any series of the Preference Shares, the Preference Shares of all series shall participate rateably in respect of those dividends in accordance with the sums that would be payable on those shares if all of those dividends were declared and paid in full, and in respect of that return of capital in accordance with the sums that would be payable on that return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all of those claims, the claims of the holders of the Preference Shares with respect to return of capital shall be paid and satisfied first and any assets then remaining shall be applied towards the payment and satisfaction of claims in respect of dividends.

The Preference Shares of any series may also be given any other preference not inconsistent with the rights, privileges, restrictions and conditions attached to the Preference Shares as a class over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares as may be determined in the case of that series of Preference Shares.

Voting Rights

Except as referred to below or as required by law or unless provision is made in the Articles of the Corporation relating to any series of Preference Shares that the series is entitled to vote, the holders of the Preference Shares shall not be entitled as such to receive notice of, to attend or vote at any meeting of the shareholders of the Corporation.

Amendment with Approval of Holders of the Preference Shares

The rights, privileges, restrictions and conditions attached to the Preference Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preference Shares given as specified below.

Approval of Holders of the Preference Shares

The approval of the holders of the Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preference Shares as a class or in respect of any other matter requiring the consent of the holders of the Preference Shares may be given in any manner as may then be required by law, subject to a minimum requirement that the approval be given by resolution signed by all the holders of the Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Preference Shares duly called and held for that purpose.

The formalities to be 'observed with respect to the giving of any notice of any meeting or any adjourned meeting, the quorum required for the meeting and the conduct of the meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the OBCA as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Preference Shares as a class, or at any joint meeting of the holders of two or more series of Preference Shares, each holder of Preference Shares entitled to vote at the meeting shall have one vote in respect of each $1.00 of the issue price of each Preference Share held, or if every series of Preference Shares is convertible into or exchangeable for Common Shares, each holder shall have one vote in respect of each Common Share into which that holder's Preference Shares are convertible or exchangeable.

COMMON SHARES

Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation except meetings at which only the holders of another class or series are entitled to vote separately as a class or series, and shall be entitled to one vote at all those meetings in respect of each Common Share held.

Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, the holders of the Common Shares shall, at the discretion of the directors, be entitled to receive any dividends declared and payable by the Corporation on the Common Shares.

5. *Continued*

Liquidation, Dissolution or Winding-Up

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining assets of the Corporation.

9. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

The right to transfer securities of the Corporation is restricted as attached hereto as pages 5A to and including 5P

10. Other provisions, (if any):
Autres dispositions, s'il y a lieu :

The Corporation may be legally designated by the English version of its name or the French version of its name.

11. The statements required by subsection 178(2) of the *Business Corporations Act* are attached as Schedule "A".
Les déclarations exigées aux termes du paragraphe 178(2) de la *Loi sur les sociétés par actions* constituent l'annexe A.

12. A copy of the amalgamation agreement or directors' resolutions (as the case may be) is/are attached as Schedule "B".
Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) l'annexe B.

OWNERSHIP RESTRICTIONS

1. INTERPRETATION AND DEFINITIONS

1.1. In this Schedule "B":

1.1.1. The terms **"Commission"**, **"company"** and **"person"** have the meanings given to those terms, respectively, in the *Securities Act* (Ontario) ("OSA"), as now enacted or as the same may be from time to time amended, varied, replaced, restated, re-enacted or supplemented.

1.1.2. The term **"control"** and the phrase **"acting jointly or in concert"** are to be interpreted in a manner that is consistent with the interpretation of that phrase as used in the OSA and Multilateral Instrument 62-104-*Respecting Take-over Bids and Issuer Bids.*

1.1.3. All terms other than those referred to in subsections 1.1.1 and 1.1.2 and which are not otherwise defined in this Schedule "B" have the meanings given to those terms in the OSA or the *Business Corporations Act* (Ontario) ("OBCA"), respectively, provided that in the event of any inconsistency between a definition contained in the OSA and a definition contained in the OBCA, the definition contained in the OSA shall prevail.

1.1.4. Except where the context requires the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

1.2. In this Schedule "B":

"Autorité" means Québec's Autorité des marchés financiers;

"directors' determination, "as determined by the directors of the Corporation" and similar expressions mean a determination made by the directors of the Corporation in accordance with section 12;

"excess Voting Shares" means Voting Shares beneficially owned or over which control or direction is exercised in contravention of the share constraint;

"Ontario Order" means the order of the Commission issued under section 21.11(4) of the OSA on July 4, 2012 *in the matter of the Securities Act, R.S.O. 1990, Chapter S.5, as amended, (Act) and in the matter of Maple Group Acquisition Corporation and TMX Group Inc. and TSX Inc. and Alpha Trading Systems Limited Partnership, Alpha Trading Systems Inc., Alpha Market Services Inc. and Alpha Exchange Inc. and in the matter of Alberta Investment Management Corporation, Caisse de dépôt et placement du Québec, Canada Pension Plan Investment Board, CIBC World Markets Inc., Desjardins Financial Corporation, Dundee Capital Markets Inc., Fonds de solidarité des travailleurs du Québec (F.T.Q.), The Manufacturers Life Insurance Company,*

National Bank Financial & Co. Inc., Ontario Teachers' Pension Plan Board, Scotia Capital Inc. and TD Securities Inc., requiring restrictions on share ownership of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Québec Orders**" means AMF Decision No. 2012-PDG-0075, AMF Decision No. 2012-PDG-0078, AMF Decision No. 2012-PDG-0079 and AMF Decision No. 2012-PDG-0080, requiring restrictions on share ownership of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Québec Undertakings**" means the written undertakings dated April 30, 2012 given by the Corporation to the Autorité in support of the applications filed by the Corporation to obtain the Québec Orders, in which the Corporation agrees, among other things, that it is subject to restrictions on share ownership of the Corporation, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Regulation**" means Regulation 261/02 made pursuant to section 21.11(5) of the OSA prescribing the percentage ownership a person or company may own in TSX Inc., as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**sell-down notice**" has the meaning set out in section 5.1;

"**share constraint**" has the meaning set out in section 3.3;

"**shareholder default**" has the meaning set out in subsection 5.1.4;

"**shareholder's declaration**" means a declaration made in accordance with section 13;

"**suspension**" has the meaning set out in section 6.1 and "**suspend**", "**suspended**" and similar expressions have corresponding meanings; and

"**Voting Share**" means any share of the Corporation carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.3. For greater certainty, no person or company is presumed to be acting jointly or in concert with any other person or company for purposes of this Schedule "B" solely by reason that one of them has given the other the power to vote or direct the voting of Voting Shares of a class or series of Voting Shares at a meeting of the holders of that class or series under a revocable proxy where:

1.3.1. the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all Voting Shares of that class or series and in accordance with applicable law;

1.3.2. the proxy is solicited but no information circular is required to be issued under the OSA or the OBCA; or

1.3.3. the proxy is not solicited.

1.4. For the purposes of this Schedule "B":

1.4.1. where two or more persons or companies acting jointly or in concert beneficially own or exercise control or direction over Voting Shares, the number of Voting Shares beneficially owned or over which control or direction is exercised by each person or company shall include the number of Voting Shares beneficially owned or over which control or direction is exercised with those other persons or companies; and

1.4.2. references to shares "**of**" a person or company are to shares beneficially owned or over which control or direction is exercised by that person or company.

2. REGULATION

2.1. The Corporation has imposed the restrictions on the transfer and ownership of the Voting Shares set out in this Schedule "B" for the purposes of ensuring that the Corporation or any of its subsidiaries:

2.1.1. is not in breach of sections 21 and 21.11 of the OSA, the Ontario Orders, the Québec Orders or the Québec Undertakings;

2.1.2. may continue to be recognized by the Commission, the Autorité and other federal and provincial regulators to carry on business as a stock exchange in Ontario and Québec which recognition is necessary under the OSA and applicable Québec securities legislation for the Corporation or its subsidiaries to engage in its undertaking; and

2.1.3. may continue to be recognized, or exempted from any requirement to be recognized, by any securities regulatory authority as an exchange or self regulatory organization under applicable securities legislation, which is necessary to its undertaking.

2.2. In the event that the provisions of any of:

2.2.1. subsection 21.11(1) of the OSA, as modified from time to time by the Regulation or the Ontario Orders,

2.2.2. the Regulation and the Ontario Orders as they pertain to restrictions on the ownership of, or the exercise of control or direction over, the Voting Shares, or

2.2.3. the Québec Undertakings and the Québec Orders as they pertain to restrictions on the ownership of, or the exercise of control or direction over, the Voting Shares, are from time to time amended, varied, replaced, restated, re-enacted or supplemented (the "Amendments"), and those Amendments are inconsistent with this Schedule "B", those Amendments are deemed to be incorporated in this Schedule "B" from their effective date, without, for greater certainty, any approval by the shareholders, and those Amendments supersede the provisions of this Schedule "B" to the extent of the inconsistency.

2.3. On the date that the Corporation or any of its subsidiaries is not required to constrain the transfer or ownership of its shares for the purposes identified in section 2.1 or otherwise, this Schedule "B" shall be deemed to be deleted in its entirety from the Articles of the Corporation and shall be of no further force or effect as and from that date.

2.4. In the event that this Schedule "B" is amended as a result of modifications in other instruments as provided for in sections 2.2, 3.1 and 3.2 or is deemed to be deleted in accordance with section 2.3, the directors of the Corporation shall restate the Articles of Incorporation of the Corporation, as amended from time to time, to reflect the amendment or deletion within thirty (30) days of such amendment or deletion, without, for greater certainty, any approval by the shareholders. The Corporation shall give written notice of the restatement of Articles to each registered holder of shares of the Corporation as of the close of business on the effective date of the restatement, within fifteen (15) days of the effective date. The accidental failure or omission to give the notice to one or more of the holders shall not affect the validity of the provisions of this section 2.4.

3. SHARE CONSTRAINT

3.1. Without the prior approval of the Commission, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than ten per cent (10%) of any class or series of Voting Shares or any other percentage as may be from time to time prescribed by the OSA, the Regulation, or the Ontario Orders.

3.2. Without the prior approval of the Autorité, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than ten per cent (10%) of any class or series of Voting Shares or any other percentage as may be from time to time prescribed by the Québec Undertakings or the Québec Orders.

3.3. The prohibitions set out in sections 3.1 and 3.2 are referred to collectively in this Schedule "B" as the "**share constraint**". For greater certainty, in the event that, at any time, the level of ownership prescribed by the provisions of section 3.1 and section 3.2 is not identical, the directors shall have regard to the most stringent prohibition of section 3.1 and section 3.2 when making any directors' determination pursuant to this Schedule "B".

4. CONTRAVENTION OF THE SHARE CONSTRAINT

4.1. In the event of a directors' determination, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or any combination of persons or companies is in contravention of the share constraint:

4.1.1. the Corporation shall not accept any subscription for Voting Shares from that person or company or any person or company forming part of that combination;

4.1.2. the Corporation shall not issue any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.3. the Corporation shall not register or otherwise recognize the transfer of any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.4. no person may, in person or by proxy, exercise the right to vote any of the Voting Shares of that person or company or any person or company forming part of that combination;

4.1.5. subject to section 11.1, the Corporation shall not declare or pay any dividend, and or make any other distribution:

4.1.5.1. on any excess Voting Shares of that person or company or any person or company forming part of such combination; or

4.1.5.2. if there is a directors' determination that the contravention of the share constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of such combination unless there is a directors' determination that it would be in the best interests of the Corporation to make the distribution in respect of some part or all of the non-excess Voting Shares;

and any entitlement to that dividend or other distribution shall be forfeited; and

4.1.6. the Corporation shall send a sell-down notice to the registered holder of the Voting Shares of that person or company or any person or company forming part of such combination.

4.2. In the event of a directors' determination, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or combination of persons or companies, after any proposed subscription for or issue or transfer of Voting Shares, would be in contravention of the share constraint, the Corporation shall not:

4.2.1. accept the proposed subscription for Voting Shares from;

4.2.2. issue the proposed Voting Shares to; or

4.2.3. register or otherwise recognize the proposed transfer of any Voting Shares to;

that person or company or any person or company forming part of that combination.

4.3. In the event of a directors' determination that during any prior period or at any prior time any person or company or any combination of persons or companies is or was in contravention of the share constraint, the directors of the Corporation may, where there is a directors' determination that it would be in the best interests of the Corporation, also make a directors' determination that:

4.3.1. any votes cast, in person or by proxy during that period or at that time in respect of the Voting Shares of that person or company or any person or company forming part of that combination shall be disqualified and deemed not to have been cast; and

4.3.2. subject to section 11.1, each such person or company or each person or company forming part of such combination is liable to the Corporation to restore to the Corporation the amount of any dividend paid or distribution received during that period:

4.3.2.1. on the excess Voting Shares of that person or company and of each other person or company forming part of that combination; or

4.3.2.2. in the event of a directors' determination that the contravention of the share constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of that combination.

5. SELL-DOWN NOTICE

5.1. Any notice (a "sell-down notice") required to be sent to a registered holder of Voting Shares under subsection 4.1.6:

5.1.1. shall specify in reasonable detail, based on the information then available to the directors of the Corporation, the nature of the contravention of the share constraint, the number of Voting Shares determined to be excess Voting Shares and the consequences of the contravention specified in section 4;

5.1.2. shall request an initial or further shareholder's declaration;

5.1.3. shall specify a date, which shall be not less than 45 days after the date of the sell-down notice, by which the excess Voting Shares are to be sold or disposed of; and

5.1.4. shall state that unless the registered holder either:

5.1.4.1. sells or otherwise disposes of the excess Voting Shares by the date specified in the sell-down notice on a basis that does not result in any contravention of the share constraint and provides to the directors of the Corporation, in addition to the shareholder's declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation of that sale or other disposition; or

5.1.4.2. provides to the directors of the Corporation, in addition to the shareholder's declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation that no sale or other disposition of excess Voting Shares is required;

that default (a "shareholder default") shall result in the consequence of suspension under section 6 and may result in the consequence of sale in accordance with section 7 or redemption in accordance with section 8, in each case without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences.

5.2. In the event that, following the sending of a sell-down notice, written evidence is submitted to the directors of the Corporation for purposes of subsection 5.1.4.2, the directors of the Corporation shall assess the evidence as soon as is reasonably practicable and shall give a second notice to the person or company submitting the evidence as soon as is reasonably practicable after receipt of the evidence stating whether the evidence has or has not satisfied the directors of the Corporation that no sale or other disposition of excess Voting Shares is required. If the evidence has satisfied the directors of the Corporation, the sell-down notice shall be cancelled and the second notice shall so state. If the evidence has not satisfied the directors of the Corporation, the second notice shall reiterate the statements required to be made in the sell-down notice under subsections 5.1.3 and 5.1.4. In either case, the 45 day period referred to in subsection 5.1.3 shall be automatically extended to the third business day following the date that the second notice is given if the date that the second notice is given is beyond the 45 day period.

6. SUSPENSION

6.1. In the event of a shareholder default in respect of any registered holder of Voting Shares, then, without further notice to the registered holder:

6.1.1. all of the Voting Shares of the registered holder shall be deemed to be struck from the securities register of the Corporation;

6.1.2. no person or company may, in person or by proxy, exercise the right to vote any of those Voting Shares;

6.1.3. subject to section 11.1, the Corporation shall not declare or pay any dividend, or make any other distribution, on any of those Voting Shares and any entitlement to a dividend or other distribution shall be forfeited;

6.1.4. the Corporation shall not send any form of proxy, information circular or financial statements of the Corporation or any other general communication from the Corporation to any person or company in respect of those Voting Shares; and

6.1.5. no person or company may exercise any other right or privilege ordinarily attached to those Voting Shares.

(All of the foregoing consequences of a shareholder default are referred to in this Schedule "B" as a "suspension".) Notwithstanding the foregoing, a registered holder of suspended Voting Shares shall have the right to transfer those Voting Shares on any securities register of the Corporation on a basis that does not result in contravention of the share constraint.

6.2. The directors of the Corporation shall cancel any suspension of Voting Shares of a registered holder and reinstate the registered holder to the securities register of the Corporation for all purposes if they make a directors' determination that, following the cancellation and reinstatement, none of those Voting Shares will be beneficially owned, controlled or directed in contravention of the share constraint. For greater certainty, any reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the Voting Shares so reinstated, but subject to section 11.1, shall have no retroactive effect.

7. SALE

7.1. In the event of a shareholder default in respect of any registered holder of Voting Shares, the Corporation may choose by directors' determination to sell, on behalf of the registered holder, the excess Voting Shares of that registered holder, without further notice to that registered holder, on the terms set out in this section 7 and section 9.

7.2. The Corporation may sell any excess Voting Shares in accordance with this section 7:

7.2.1. on the Toronto Stock Exchange; or

7.2.2. if the Voting Shares are not then listed on the Toronto Stock Exchange, on any other stock exchange or organized market on which the Voting Shares are then listed or traded as the directors of the Corporation may choose by directors' determination; or

7.2.3. if the Voting Shares are not then listed on any stock exchange or traded on any organized market, in any other manner as the directors of the Corporation may choose by directors' determination.

7.3. The net proceeds of sale of excess Voting Shares sold in accordance with this section 7 shall be the net proceeds after deduction of any commission, tax and other costs of sale (including, but limited to, the Corporation's reasonable legal fees).

7.4. The Corporation has the requisite legal power and authority for all purposes of a sale of excess Voting Shares in accordance with this section, as if it were the registered holder and beneficial owner of the Voting Shares being sold.

8. REDEMPTION

8.1. In the event of a shareholder default in respect of any registered holder of Voting Shares and in the event of a directors' determination either that the Corporation has used reasonable efforts to sell excess Voting Shares in accordance with section 7 but that the sale is impracticable or that it is likely that the sale would be contrary to the best interests of the Corporation, the Corporation may choose by directors' determination, subject to applicable law, to redeem the excess Voting Shares of the registered holder, without further notice to the registered holder, on the terms set out in this section 8 and section 9.

8.2. The redemption price paid by the Corporation to redeem any excess Voting Shares in accordance with this section 8 shall be:

8.2.1. the average of the closing prices per share of the Voting Shares on the Toronto Stock Exchange (or, if the Voting Shares are not then listed on the Toronto Stock Exchange or if the requisite trading of Voting Shares has not occurred on the Toronto Stock Exchange, any other stock exchange or any other organized market on which the requisite trading has occurred as the directors of the Corporation may choose by directors' determination) over the last 10 trading days on which at least one board lot of Voting Shares has traded on the Toronto Stock Exchange (or other stock exchange or other organized market) in the period ending on the trading day immediately preceding the redemption date; or

8.2.2. if the requisite trading of Voting Shares has not occurred on any stock exchange or other organized market, on any basis the directors of the Corporation may choose by directors' determination;

less any commission, tax and other costs of redemption (including, but not limited to, the Corporation's reasonable legal fees).

9. PROCEDURES RELATING TO SALE AND REDEMPTION

9.1. In the event of any sale or redemption of excess Voting Shares in accordance with sections 7 or 8, respectively, the net proceeds of sale or the redemption price; respectively, constitute trust funds and the Corporation shall deposit the funds in a special trust account in any bank or trust corporation in Canada selected by it. The Corporation may commingle the trust funds with other such trust funds. The amount of the deposit, together with any income earned thereon from the beginning of the month next following the date of the receipt by the Corporation of the proceeds of sale or redemption, less any taxes on the income and the reasonable costs of administration of the trust fund, shall be payable to the registered holder of the excess Voting Shares sold or redeemed on presentation and surrender by the registered holder to the Corporation or to the trust corporation to which the trust funds are transferred in accordance with section 9.6 of the certificate or certificates representing the excess Voting Shares if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Shares satisfactory to the Corporation or its registrar and transfer agent. A receipt signed by the registered holder shall be a complete discharge of the Corporation, or the trust corporation to which the trust funds are transferred in accordance with section 9.6, in respect of the trust funds and income earned on these trust funds paid to the registered holder.

9.2. From and after any deposit made under section 9.1, the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess Voting Shares sold or redeemed, other than the right to obtain a certificate or other evidence of ownership representing the excess Voting Shares for the purpose only of tendering it to receive trust funds in respect of the excess Voting Shares sold or redeemed and to receive the trust funds on presentation and surrender of the certificate or certificates or other evidence of ownership satisfactory to the Corporation or its registrar and transfer agent representing the excess Voting Shares sold or redeemed.

9.3. If a part only of the Voting Shares represented by any certificate is sold or redeemed in accordance with section 7 or 8, respectively, the Corporation shall, on presentation and surrender of that certificate and at the expense and request of the registered holder, issue a new certificate representing the balance of the Voting Shares.

9.4. As soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit made under section 9.1, the Corporation shall send a notice to the registered holder of the excess Voting Shares sold or redeemed and the notice shall state:

9.4.1. that a specified number of Voting Shares has been sold or redeemed, as the case may be;

9.4.2. the amount of the net proceeds of sale or the redemption price, respectively;

9.4.3. the name and address of the bank or trust company at which the Corporation has made the deposit of the net proceeds of sale or the redemption price, respectively;

9.4.4. all other relevant particulars of the sale or redemption, respectively; and

9.4.5. that to receive the net proceeds of sale or the redemption price, the registered holder must present and surrender to the Corporation the certificate or certificates representing the excess Voting Shares so sold or redeemed if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Shares satisfactory to the Corporation or its registrar and transfer agent.

The accidental failure or omission to give the notice to the registered holder shall not affect the validity of the sale or redemption of Voting Shares completed in accordance with section 9.

9.5. For greater certainty, the Corporation may sell or redeem excess Voting Shares in accordance with section 7 or 8, respectively, despite the fact that the Corporation does not possess the certificate or certificates representing the excess Voting Shares at the time of the sale or redemption. If, in accordance with section 7, the Corporation sells excess Voting Shares without possession of the certificate or certificates representing the excess Voting Shares, the Corporation shall issue to the purchaser of such excess Voting Shares or its nominee a new certificate or certificates or other evidence of ownership representing the excess Voting Shares sold. If, in accordance with section 7 or section 8, the Corporation sells or redeems excess Voting Shares without possession of the certificate or certificates representing the excess Voting Shares and, after the sale or redemption, a person or company establishes that it is a bona fide purchaser of the excess Voting Shares sold or redeemed, then, subject to applicable law:

9.5.1. the excess Voting Shares beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale or redemption by the Corporation, as the case may be, validly issued and outstanding Voting Shares in addition to the excess Voting Shares sold or redeemed; and

9.5.2. notwithstanding section 9.2, the Corporation is entitled to the trust funds deposited under section 9.2 and, in the case of a sale in accordance with section 7, shall add the amount of the deposit to the stated capital account for the class and series, if applicable, of Voting Shares issued.

9.6. The Corporation may transfer any trust fund established under this section 9 and its administration to a trust corporation in Canada registered as such under the laws of Canada, a province or a territory, and the Corporation is then discharged of all further liability in respect of the trust fund. The trust funds described in section 9.1 together with any income earned on the trust funds, less any taxes and reasonable costs of administration, that has not been claimed by the person or company entitled under section 9 to receive such proceeds of sale or redemption for a period of 10 years after the date of the sale or redemption is forfeited to the Ontario Crown.

10. EXCEPTIONS

10.1. Notwithstanding section 2, the share constraint does not apply in respect of Voting Shares that are held:

10.1.1. by one or more persons or companies acting in relation to the Voting Shares solely in their capacity as underwriters for the purpose of distributing the Voting Shares to the public;

10.1.2. by any person or company or combination of persons or companies by way of security only provided such person or company does not exercise the votes attaching to such Voting Shares and does not otherwise exercise control or direction over such Voting Shares, but only in respect of such person or company or combination of persons or companies;

10.1.3. by any person or company or combination of persons or companies who beneficially owns or exercises control or direction over such shares by virtue of having realized on a security interest in the Voting Shares but who is in the process of disposing of the Voting Shares, for a reasonable period of time to be determined by a directors' determination to facilitate such disposition, provided that during such period of time the number of votes attached to those Voting Shares shall be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that person or company or combination of persons or companies could beneficially own or exercise control or direction over from time to time in compliance with the share constraint; or

10.1.4. for greater certainty, by any person or company that is acting in relation to the Voting Shares solely in its capacity as an intermediary in the payment of funds or the holding or delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities, but only in respect of that person or company.

11. SAVING PROVISIONS

11.1. Notwithstanding any other provision of this Schedule "B":

11.1.1. the directors of the Corporation may choose by directors' determination to pay a dividend or to make any other distribution on Voting Shares that would otherwise be prohibited by any other provision of this Schedule "B" where there is a directors' determination that the contravention of the share constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would be in the best interests of the Corporation to pay the dividend or make the distribution; and

11.1.2. where a dividend has not been paid or any other distribution has not been made on Voting Shares as a result of a directors' determination of a contravention of the share constraint, or where the amount of a dividend or any other distribution has been restored to the Corporation under subsection 4.3.2 as a result of a directors' determination of a contravention of the share constraint, the directors of the Corporation shall declare and the Corporation shall pay the dividend, make the distribution, or refund the restored amount to the affected shareholder, respectively, if there is a subsequent directors' determination that no contravention occurred.

11.2. In the event that the Corporation suspends or redeems Voting Shares in accordance with section 6 or 8, respectively, or otherwise redeems, purchases for cancellation or otherwise acquires Voting Shares, and the result of that action is that any person or company or any combination of persons or companies who, prior to that action, were not in contravention of the share constraint are, after that action, in contravention (the "Affected Shareholders"), then, notwithstanding any other provision of this Schedule "B",

11.2.1. subject to section 11.2.3, the sole consequence of that action to each Affected Shareholder, in respect of the Voting Shares that Affected Shareholder beneficially owned or over which control or direction is exercised at the time of that action, shall be that the number of votes attached to those Voting Shares will be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that Affected Shareholder could beneficially own or exercise control or direction over from time to time in compliance with the share constraint, as determined by directors' determination;

11.2.2. the directors of the Corporation shall identify by directors' determination, the Affected Shareholders and the Corporation shall give written notice to each Affected Shareholder so identified, within fifteen (15) days of the directors' determination, of the fact that the Affected Shareholder is in contravention of the share constraint and is entitled to rely on the protection provided in section 11.2.1; and

11.2.3. the protection afforded to any Affected Shareholder in section 11.2.1 is effective from the date the Affected Shareholder is in contravention of the share constraint as a result of the actions of the Corporation described above, up to and including the date that is 180 days after that date.

The accidental failure or omission to give the notice referred to in section 11.2.2 to one or more of the Affected Shareholders shall not affect the validity of the provisions of this section 11.2.

11.3. Notwithstanding any other provision of this Schedule "B", a contravention of the share constraint shall have no consequences except those that are expressly provided for in this Schedule "B". For greater certainty but without limiting the generality of the foregoing:

11.3.1. no transfer, issue or ownership of, and no title to, Voting Shares;

11.3.2. no resolution of shareholders (except to the extent that the result is affected as a result of a directors' determination under subsection 4.3.1); and

11.3.3. no act of the Corporation, including any transfer of property to or by the Corporation;

will be invalid or otherwise affected by any contravention of the share constraint.

12. DIRECTORS' DETERMINATIONS

12.1. The directors of the Corporation shall have the sole right and authority to administer the provisions of this Schedule "B" and to make any determination required or contemplated under this Schedule "B". In so acting, the directors of the Corporation shall enjoy, in addition to the powers set out in this Schedule "B", all of the powers necessary or desirable, in their sole opinion, to carry out the intent and purpose of this Schedule "B" including, without limitation, the power to require:

12.1.1. the filing of a shareholder's declaration under section 13;

12.1.2. the production of all documents in the possession, power or control of the maker of the shareholder's declaration touching or concerning the subject of the shareholder's declaration, together with certification that such production has been made;

12.1.3. the response to such written interrogatories concerning the subject of the shareholder's declaration as the directors of the Corporation may determine to ask the maker of the shareholder's declaration; and

12.1.4. the attendance before the directors of the Corporation of the maker of the shareholder's declaration or such other persons or companies related thereto as the directors may determine, for the purpose of responding to questions from the directors of the Corporation concerning the subject of the shareholder's declaration.

12.2. In the event of a directors' determination that a person or company has failed to provide a complete, accurate and timely response to a request for information that the directors of the Corporation have made pursuant to their powers under section 12.1, the directors of the Corporation may draw an inference adverse to the interests of that person or company.

12.3. The directors of the Corporation shall make, on a basis which is timely in the circumstances, all determinations necessary for the administration of the provisions of this Schedule "B" and, without limitation, if the directors of the Corporation consider that there are reasonable grounds for believing that a contravention of the share constraint has occurred or will occur, the directors of the Corporation shall make a determination with respect to the matter. All directors' determinations shall be conclusive, final and binding except to the extent modified by any subsequent directors' determination. Notwithstanding the foregoing, the directors of the Corporation may delegate, in whole or in part:

12.3.1. their power to make a directors' determination in respect of any particular matter to a committee of the board of directors of the Corporation; and

12.3.2. any of their other powers under this Schedule "B" in accordance with sections 127 and 133(a) of the OBCA.

12.4. In administering the provisions of this Schedule "B", including, without limitation in making any directors' determination required or contemplated under this Schedule "B", the directors of the Corporation shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise their business judgment. In this connection, the directors of the Corporation shall not owe fiduciary duties or any duty of care to those who could be affected by their determinations, although the directors of the Corporation shall endeavour to make their determinations by way of a process that is fair in all the circumstances to those who could reasonably be expected to be affected.

12.5. The directors of the Corporation shall not be considered to be subject to a conflict of interest in administering the provisions of this Schedule "B" and there shall be no reasonable apprehension of bias by reason only that their own tenure as directors or officers of the Corporation could be affected directly or indirectly by a determination they are to make pursuant to the provisions of this Schedule 'B".

12.6. In administering the provisions of this Schedule "B", the directors of the Corporation may rely on any information on which the directors of the Corporation consider it reasonable to rely in the circumstances. Without limitation, the directors of the Corporation may rely upon any shareholder's declaration, the securities register of the Corporation, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation.

12.7. Provided that the directors of the Corporation have acted honestly and in good faith, no shareholder of the Corporation or any other interested person or company shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of or in relation to any act (including any omission to act) performed under or in pursuance of the provisions of this Schedule "B", and, for greater certainty, neither the Corporation nor any director or officer shall be liable for any damages or losses related to or as a consequence of any such act or any breach or alleged breach of the provisions of this Schedule "B". To the extent that, in accordance with sections 12.1 or 12.3, any other person exercises the powers of the directors of the Corporation under these provisions, this section 12.7 applies *mutatis mutandis*.

12.8. Any directors' determination required or contemplated by this Schedule "B" shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation duly adopted.

13. SHAREHOLDER'S DECLARATIONS

13.1. For purposes of monitoring the compliance with and of enforcing the provisions of this Schedule "B", the directors of the Corporation may require that any registered holder or beneficial owner of Voting Shares, or any other person or company of whom it is, in the circumstances, reasonable to make a request (including, without limitation, any person who wishes to have a transfer of a Voting Share registered in the name of, or to have a share issued to, that person), file with the Corporation or its registrar and transfer agent a completed shareholder's declaration. The directors of the Corporation shall approve from time to time written guidelines with respect to the nature of the shareholder's declaration to be requested, the times at which shareholder's declarations are to be requested and any other relevant matters relating to shareholder's declarations.

13.2. A shareholder's declaration shall be in the form from time to time approved by the directors of the Corporation under section 13.1 and, without limitation, may be required to be in the form of a simple declaration in writing or a statutory declaration under the *Evidence Act* (Ontario). Without limitation, a shareholder's declaration may be required to contain information with respect to:

13.2.1. whether the person or company is the beneficial owner of, or exercises control or direction over, particular Voting Shares or whether any other person or company is the beneficial owner of, or exercises control or direction over, those Voting Shares; and

13.2.2. whether the person or company is acting jointly or in concert with any other person or company, including whether the person or company and any other person or company are parties to an agreement or an arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation.

14. MISCELLANEOUS

14.1. The invalidity or unenforceability of any provision, in whole or in part, of this Schedule "B" for any reason shall not affect the validity or enforceability of any other provision or part thereof.

14.2. Subject to the OSA, the Regulation, the Ontario Orders, the Québec Orders and the Québec Undertakings, the directors of the Corporation may make, amend or repeal any rules or by-laws they deem necessary or appropriate to administer the share constraint.

14.3. In addition to dealing with registered holders of Voting Shares in the administration of the provisions of this Schedule "B", the directors of the Corporation and the Corporation may also deal with the beneficial owner of Voting Shares if the identity of the beneficial owner is known to the directors of the Corporation and the Corporation as a result of a directors' determination or otherwise.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Name and **original signature** of a director or authorized signing officer of each of the amalgamating corporations. Include the name of each corporation, the signatories name and description of office (e.g. president, secretary). **Only a director or authorized signing officer can sign on behalf of the corporation. /** Nom et **signature originale** d'un administrateur ou d'un signataire autorisé de chaque société qui fusionne. Indiquer la dénomination sociale de chaque société, le nom du signataire et sa fonction (p. ex. : président, secrétaire). **Seul un administrateur ou un dirigeant habilité peut signer au nom de la société.**

TMX GROUP INC./GROUPE TMX INC.

Names of Corporations / Dénomination sociale des sociétés

By / *Par*

Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction
[signature]	Nicholas Santini	Corporate Secretary

TMX GROUP LIMITED / GROUPE TMX LIMITEE

Names of Corporations / Dénomination sociale des sociétés

By / *Par*

Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction
[signature]	Cheryl Graden	SVP, Group Head of Legal

Names of Corporations / Dénomination sociale des sociétés

By / Par

Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

Names of Corporations / Dénomination sociale des sociétés

By / Par

Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

Names of Corporations / Dénomination sociale des sociétés

By / *Par*

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Schedule A

CANADA PROVINCE OF ONTARIO TO WIT:	))))))	IN THE MATTER OF the *Business Corporations Act* (Ontario) and the Articles of Amalgamation of TMX Group Limited and TMX Group Inc.

I, Nicholas Santini, of the Town of Waterdown, in the Province of Ontario, hereby certify that:

1. I am the Corporate Secretary of TMX Group Inc. and have knowledge of the matters herein declared.

2. There are reasonable grounds for believing that:

   (a) each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

   (b) the realizable value of the amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

   (c) no creditor will be prejudiced by the amalgamation.

[Remainder of page intentionally left blank- Signature page follows]

DATED this 13th day of December, 2017.

TMX GROUP INC.

By: ______________________________
Name: Nicholas Santini,
Corporate Secretary

CANADA PROVINCE OF ONTARIO TO WIT:	))))))	IN THE MATTER OF the *Business Corporations Act* (Ontario) and the Articles of Amalgamation of TMX Group Limited and TMX Group Inc.

I, Cheryl Graden, of the City of Toronto, in the Province of Ontario, hereby certify that:

1. I am the Senior Vice President, Group Head of Legal and Business Affairs, Enterprise Risk Management and Government Relations and Corporate Secretary of TMX Group Limited and have knowledge of the matters herein declared.

2. There are reasonable grounds for believing that:

    (a) each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

    (b) the realizable value of the amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

    (c) no creditor will be prejudiced by the amalgamation.

[Remainder of page intentionally left blank- Signature page follows]

DATED this 13th day of December, 2017.

TMX GROUP LIMITED

By: ______________________________

Name: Cheryl Graden,
Senior Vice President, Group Head of Legal and Business Affairs, Enterprise Risk Management and Government Relations and Corporate Secretary

Schedule B

Step 15, Doc 3

RESOLUTION OF THE BOARD OF DIRECTORS
OF
TMX GROUP INC.
(the "Corporation")

RECITALS:

A. The Corporation was amalgamated under the laws of the Province of Ontario by certificate of amalgamation dated the 13th day of December, 2017.

B. It is desirable that the Corporation amalgamate with TMX Group Limited (the "**Parentco**") at 5:00 PM December 13, 2017.

C. The Corporation is a wholly-owned subsidiary corporation of Parentco.

RESOLVED THAT:

1. the amalgamation of the Corporation with Parentco to take place at 5:00 PM is hereby approved;

2. the by-laws of the amalgamated corporation shall be the by-laws of Parentco, until amended or repealed;

3. (a) the shares of the Corporation shall be cancelled without any repayment of capital in respect thereof;

   (b) except as may be prescribed by the *Business Corporations Act* (Ontario), the articles of amalgamation shall be the same as the articles of Parentco; and

   (c) no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation.

4. any director or officer of the Corporation is hereby authorized to take any action and to execute any document which, in the opinion of such person, is necessary or desirable to give effect to the foregoing resolutions and to deliver all or any of such documents to the Ministry of Consumer and Business Services; and

5. this resolution may be executed and delivered in any number of counterparts (including counterparts by facsimile, electronic mail or portable document format (PDF)) and all such counterparts taken together shall be deemed to constitute one and the same resolution.

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The undersigned hereby certifies that the foregoing is a true copy of a resolution of the Board of Directors of TMX Group Inc. dated December 13th, 2017 and is still in full force and effect as of the date hereof, unamended.

DATED this 13th day of December, 2017.

Nicholas Santini, Secretary

[Step 15, Doc 3 Signature Page – Authorizing the Amalgamation with TMXGL]

RESOLUTION OF THE BOARD OF DIRECTORS
OF
TMX GROUP LIMITED
(the "Corporation")

RECITALS:

A. The Corporation was incorporated under the laws of the Province of Ontario by certificate of incorporation dated April 28, 2011.

B. It is desirable that the Corporation amalgamate with TMX Group Inc. (**"TMXGI"**) at 5:00 PM on December 13, 2017.

C. TMXGI is a wholly-owned subsidiary corporation of the Corporation.

RESOLVED THAT:

1. the amalgamation of the Corporation with TMXGI to take place at 5:00 PM December 13, 2017 is hereby approved;

2. the by-laws of the amalgamated corporation shall be the by-laws of the Corporation, until amended or repealed;

3. (a) the shares of TMXGI shall be cancelled without any repayment of capital in respect thereof;

   (b) except as may be prescribed by the *Business Corporations Act* (Ontario), the articles of amalgamation shall be the same as the articles of the Corporation; and

   (c) no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation.

4. any director or officer of the Corporation is hereby authorized to take any action and to execute any document which, in the opinion of such person, is necessary or desirable to give effect to the foregoing resolutions and to deliver all or any of such documents to the Ministry of Consumer and Business Services; and

5. this resolution may be executed and delivered in any number of counterparts (including counterparts by facsimile, electronic mail or portable document format (PDF)) and all such counterparts taken together shall be deemed to constitute one and the same resolution.

[Remainder of page intentionally left blank – Signature page follows]

The undersigned hereby certifies that the foregoing is a true copy of a resolution of the Board of Directors of TMX Group Limited dated December 13th, 2017 and is still in full force and effect as of the date hereof, unamended.

DATED this 13th day of December, 2017.

Cheryl Graden, Senior Vice President, Group Head of Legal and Business Affairs, Enterprise Risk Management and Government Relations and Corporate Secretary

AMENDED AND RESTATED BY –LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of

MAPLE GROUP ACQUISITION CORPORATION
(or Corporation d'Acquisition Groupe Maple)

TABLE OF CONTENTS

BE IT ENACTED as a by-law of the Corporation effective July 31, 2012 as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions.

(1) In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the *Business Corporations Act, R.S.O. 1990, c. B.16* and any statute that may be substituted therefor, as from time to time amended, and includes the regulations thereunder from time to time.

"affiliate" shall have the meaning ascribed thereto under the Securities Act.

"appoint" includes "elect" and vice versa.

"Articles" means the articles on which is endorsed the certificate of incorporation of the Corporation, as from time to time amended or restated.

"associate" shall have the meaning ascribed thereto under the Securities Act.

"board" means the board of directors of the Corporation and "director" means a member of the board.

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect.

"cheque" includes a draft.

"Commission" means the Ontario Securities Commission or any successor thereto.

"Corporation" means the corporation incorporated under the Act on April 28, 2011 by the said certificate endorsed on the Articles and named Maple Group Acquisition Corporation (or, in French, Corporation d'Acquisition Groupe Maple).

"day" means a clear day and a period of days shall be deemed to commence the day following the event that began the period and shall be deemed to terminate at midnight of the last day of the period except that if the last day of the period falls on a Sunday or holiday the period shall terminate at midnight of the day next following that is not a Sunday or holiday.

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders.

"person" means an individual, partnership, unincorporated organization, association or syndicate, trust, trustee, executor, administrator, or other legal representative.

"recorded address" means in the case of a shareholder, the shareholder's address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; in the case of an officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation; and, in the case of a director, his or her latest address as recorded in the records of the Corporation or in the most recent notice filed under the *Corporations Information Act, R.S.O.* 1990, c. C.39, whichever is the more current.

"Securities Act" means the *Securities Act, R.S.O. 1990, c. S.5* and any statute that may be substituted therefor, as from time to time amended, and includes the regulations, rules and orders issued thereunder from time to time.

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by or pursuant to Section 2.4.

(1) Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa, and words importing gender include the masculine, feminine and neuter genders.

(2) The division of this by-law into separate articles, sections, subsections and clauses, the provision of a table of contents and index thereto, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this by-law.

(3) All times mentioned in this by-law shall be local time in Toronto on the date concerned, unless the subject matter or context otherwise requires.

ARTICLE 2
BUSINESS OF THE CORPORATION

Section 2.1 Registered Office.

Until changed in accordance with the Act, the registered office of the Corporation shall be in the municipality or geographic township within Ontario initially specified in the Articles.

Section 2.2 Corporate Seal.

Until changed by the board, the corporate seal of the Corporation shall be in the form impressed hereon.

Section 2.3 Financial Year.

Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year.

Section 2.4 Execution of Instruments.

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any one officer or director of the Corporation. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

Section 2.5 Banking Arrangements.

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

Section 2.6 Voting Rights In Other Bodies Corporate.

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

Section 2.7 Divisions.

The board may cause the business and operations of the Corporation or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services as the board may consider appropriate in each case. From time to time the board or, if authorized by the board, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

(a) *Sub-Division and Consolidation*. The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) *Name*. The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(c) *Officers*. The appointment of officers for any such division or subunit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Corporation, unless expressly designated as such.

ARTICLE 3
DIRECTORS

Section 3.1 Number of Directors and Quorum.

Until changed in accordance with the Act the board shall consist of such number of directors within the minimum and maximum number of directors provided for in the Articles as is determined by special resolution or, if such special resolution empowers the board to determine the number, by a resolution of the board. Subject to the Act, the quorum for the transaction of business at any meeting of the board shall consist of two-thirds of the number of directors determined in the manner set forth above or such other number of directors as the board may from time to time determine, including two directors who satisfy the criteria for public venture expertise set out in the undertakings of the Corporation to the British Columbia Securities Commission and the Alberta Securities Commission dated July 31, 2012 (as the same may be amended, supplemented or replaced from time to time). If the Corporation has fewer than three directors, all directors must be present to constitute a quorum.

Section 3.2 Action by the Board.

The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to the Act, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting.

Section 3.3 Meeting by Telephone.

Subject to the Act, if all the directors of the Corporation present at or participating in a meeting consent, a meeting of the board or of a committee of the board may be held by means of telephone, electronic or other communication facilities, and a director participating in such a meeting by such means is deemed for the purposes of the Act to be present at that meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

Section 3.4 Place of Meetings.

Meetings of the board may be held at any place within or outside Ontario and, in any financial year of the Corporation, a majority of the meetings of the board need not be held in Canada.

Section 3.5 Calling of Meetings.

Meetings of the board shall be held from time to time at such time and at such place as the board, the chair of the board, the chief executive officer, or any two directors may determine.

Section 3.6 Notice of Meeting.

Notice of the time and place of each meeting of the board shall be given in the manner provided in Section 10.1 to each director not less than forty-eight hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified. A director may in any manner and at any time waive a notice of or otherwise consent to a meeting of the board and, subject to the Act, attendance of a director at a meeting of the board is a waiver of notice of the meeting.

Section 3.7 First Meeting of New Board.

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

Section 3.8 Adjourned Meeting.

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

Section 3.9 Regular Meetings.

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

Section 3.10 Chair of Meetings of the Board.

The chair of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chair of the board, vice-chair of the board, the chief executive officer or the president. If no such officer is present, the directors present shall choose one of their number to be chair.

Section 3.11 Votes to Govern.

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote.

Section 3.12 Conflict of Interest.

Directors and officers of the Corporation shall comply with the conflict of interest provisions in the Act.

Section 3.13 Remuneration and Expenses.

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

Section 3.14 Applicable Legislation.

For greater certainty, the provisions of this Article 3 are subject to any applicable law relating to the board, including without limitation the Securities Act.

ARTICLE 4
COMMITTEES

Section 4.1 Committees of the Board.

The board may appoint from their number one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

Section 4.2 Transaction of Business.

The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in Section 3.4.

Section 4.3 Advisory Bodies.

The board may from time to time appoint such advisory bodies as it may deem advisable.

Section 4.4 Procedure.

Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chair, and to regulate its procedure.

ARTICLE 5
OFFICERS

Section 5.1 Appointment.

The board may from time to time appoint a chair of the board, a vice-chair of the board, chief executive officer, one or more presidents (to which title may be added words indicating seniority or function), one or more vice-presidents (to which title may be added words indicating seniority or function), a chief financial officer, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act and the Securities Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Section 5.2, an officer may but need not be a director and one person may hold more than one office.

Section 5.2 Chair and Vice-Chair of the Board.

The board may from time to time appoint a chair of the board and a vice-chair of the board who shall be directors and may not be chief executive officer. If appointed, the board may assign to them any of the powers and duties that are by any provisions of this by-law assigned to the chief executive officer, and they shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chair of the board, his or her duties shall be performed and his or her powers exercised by the vice-chair of the board.

Section 5.3 Chief Executive Officer.

The board may from time to time appoint a chief executive officer. If appointed, he or she shall, subject to the authority of the board, have general supervision of the business and affairs of the Corporation; and he or she shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.

Section 5.4 President.

A president shall have such powers and duties as the board may specify.

Section 5.5 Vice-President.

A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

Section 5.6 Chief Financial Officer.

The chief financial officer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he or she shall render to the board whenever required an account of all his or her transactions as chief financial officer and of the financial position of the Corporation; and he or she shall have such other powers and duties as the board or the chief executive officer may specify.

Section 5.7 Secretary.

The secretary shall attend and be the secretary of all meetings of the board (or arrange for another individual to so act), shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he or she shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he or she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents, and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he or she shall have such other powers and duties as the board or the chief executive officer may specify.

Section 5.8 Treasurer.

The treasurer shall have such powers and duties as the board or the chief executive officer may specify.

Section 5.9 Powers and Duties of Other Officers.

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

Section 5.10 Variation of Powers and Duties.

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

Section 5.11 Term of Office.

The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract with the Corporation. Otherwise each officer appointed by the board shall hold office until his or her successor is appointed, or until his or her earlier resignation.

Section 5.12 Terms of Employment and Remuneration.

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time or by a committee of the board appointed for that purpose.

Section 5.13 Agents and Attorneys.

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management, administration or otherwise (including the power to sub-delegate) as may be thought fit, subject to the provisions of the Act.

ARTICLE 6
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

Section 6.1 Limitation of Liability.

Every director and officer of the Corporation in exercising his powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, neglects or defaults of any other director, officer or employee, or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or any other applicable law or from liability for any breach thereof.

Section 6.2 Indemnity.

(a) Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

(i) He or she acted honestly and in good faith with a view to the best interests of the Corporation; and

(ii) In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

(b) The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.3 Insurance.

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.2 for such liabilities and in such amounts as the board may from time to time determine and as are permitted by the Act.

ARTICLE 7
SHARES

Section 7.1 Allotment of Shares.

Subject to the Securities Act, the Act and the Articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

Section 7.2 Commissions.

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of the person's purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

Section 7.3 Registration of a Share Transfer.

The registration of any transfer of shares is subject to the satisfaction of any restrictions on transfer contained in the Articles and on compliance with any applicable legislation, including the Securities Act.

Section 7.4 Transfer Agents.

The board may from time to time appoint, for each class of securities and warrants issued by the Corporation, (a) a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons or agents to keep branch registers and (b) a registrar, trustee or agent to maintain a record of issued security certificates and warrants, and, subject to the Act, one person may be appointed for the purposes of both clauses (a) and (b) above in respect of all securities and warrants of the Corporation or any class or classes, thereof. The board may at any time terminate such appointment.

Section 7.5 Non-Recognition of Trusts.

Subject to the provisions of the Act and the Articles, the Corporation may treat the registered holder of a share as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

Section 7.6 Share Certificates.

Subject to the Articles, every shareholder is entitled upon request to a share certificate in respect of the shares held by the shareholder that complies with this Act or to a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate from the Corporation in respect of the shares of the Corporation held by the shareholder.

If a share certificate contains a printed or mechanically reproduced signature of a person as permitted by the Act, the Corporation may issue the share certificate notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if the person were a director or an officer at the date of its issue.

Section 7.7 Replacement of Share Certificates.

The board or any officer or agent designated by the board may in its or his or her discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, apparently destroyed or wrongfully taken on payment of such reasonable fees and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

Section 7.8 Joint Shareholders.

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

Section 7.9 Deceased Shareholders.

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof, except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

Section 7.10 Applicable Legislation

For greater certainty, the provisions of this Article 8 are subject to any applicable legislation relating to the shares of the Corporation, including without limitation the Securities Act.

ARTICLE 8
DIVIDENDS AND RIGHTS

Section 8.1 Dividends.

Subject to the provisions of the Act and the Articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. The board may if it sees fit establish a dividend policy from time to time.

Section 8.2 Dividend Cheques.

A dividend payable in money may be paid by cheque drawn on the Corporation's bankers or one of them, subject to the provisions of the Articles, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the registered holder's recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

Section 8.3 Non-Receipt of Cheques.

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

Section 8.4 Unclaimed Dividends.

Subject to applicable law and the Articles, any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE 9
MEETINGS OF SHAREHOLDERS

Section 9.1 Annual Meetings.

The annual meeting of shareholders shall be held at such time in each year and, subject to Section 9.3, at such place as the board, the chair of the board, the vice-chair of the board, chief executive officer or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor (unless the Corporation is exempted under the Act from appointing an auditor), and for the transaction of such other business as may properly be brought before the meeting.

Section 9.2 Special Meetings.

The board, the chair of the board, the vice-chair of the board, the chief executive officer or the president shall have power to call a special meeting of shareholders at any time.

Section 9.3 Place of Meetings.

Subject to the Act and the Articles, meetings of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

Section 9.4 Electronic Meetings.

A meeting of shareholders may be held by telephonic or electronic means and a shareholder, or a proxyholder or a shareholder's representative appointed in accordance with these by-laws, who, through those means, votes at a meeting or establishes a communications link to a meeting shall be deemed to be present at that meeting.

Section 9.5 Chair, Secretary and Scrutineers.

The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the board, vice-chair of the board, the chief executive officer or the president. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose by vote one of their number to be chair. If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

Section 9.6 Persons Entitled to be Present.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or bylaws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

Section 9.7 Quorum.

Subject to the Act and to Section 9.13, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a, shareholder entitled to vote thereat or a duly appointed proxyholder or representative for an absent shareholder so entitled. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

Section 9.8 Proxyholders and Representatives.

(1) Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to act as the shareholder's representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in such form as may be prescribed from time to time by the directors or in such other form as the chair of the meeting may accept and as complies with all applicable laws and regulations.

(2) Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chair of the meeting. Any such proxyholder or representative need not be a shareholder.

(3) Alternatively, an executor, administrator, committee of a mentally incompetent person, guardian or trustee and, where a corporation is such executor, administrator, committee, guardian or trustee of a testator, intestate, mentally incompetent person, ward or cestui que trust, any duly appointed representative of such corporation, upon filing with the secretary of the meeting sufficient proof of his or her appointment, shall represent the shares in his, her or its hands at all meetings of shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record. If there be more than one executor, administrator, committee, guardian or trustee, the provisions of this by-law respecting joint shareholders shall apply.

Section 9.9 Joint Shareholders.

If two or more persons hold shares jointly, any one of them present or duly represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

Section 9.10 Votes to Govern.

At any meeting of shareholders every question shall, unless otherwise required by the Act, the Articles, the by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote.

Section 9.11 Adjournment.

The chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and place to place. If a meeting of shareholders is adjourned for less than thirty days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such original meeting.

Section 9.12 Resolution in Writing.

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement or written representation with respect to the subject matter of the resolution is submitted by a director or the auditor, respectively, in accordance with the Act.

Section 9.13 Only One Shareholder.

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented by proxy constitutes a meeting.

ARTICLE 10
NOTICES

Section 10.1 Method of Giving Notices.

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered, or served) pursuant to the Act, the regulations thereunder, the Articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given; or if delivered to the person's recorded address; or if mailed to the person at the person's recorded address by prepaid ordinary or air mail; or if sent to the person at the person's recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and deemed to have been received on the fifth day after mailing; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.

Section 10.2 Notice to Joint Holders.

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

Section 10.3 Undelivered Notices.

If any notice given to a shareholder pursuant to Section 10.1 is returned on three consecutive occasions because he or she cannot be found, the Corporation shall not be required to give any further notices to such shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

Section 10.4 Omissions and Errors.

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 10.5 Persons Entitled by Death or Operation of Law.

Every person who, by operation of law, transfer (subject to the Articles, the Securities Act and the Act), death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom the shareholder derives title to such share prior to the shareholder's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which the shareholder became so entitled) and prior to the shareholder furnishing to the Corporation the proof of authority or evidence of the shareholder's entitlement prescribed by the Act.

ARTICLE 11
VARIOUS

Section 11.1 Exchange of Information, Agreements.

The Corporation may provide to domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities information and other forms of assistance for market surveillance, investigative, enforcement and other regulatory purposes.

The Corporation may enter into agreements with domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities providing for the exchange of information and other forms of mutual assistance for market surveillance, investigative, enforcement and other regulatory purposes.

Section 11.2 Subject to Applicable Laws.

The provisions of this by-law are subject to any applicable legislation, including without limitation the Securities Act.

Exhibit C-3 – Bourse de Montréal Inc. Articles of Incorporation and By-Laws

Québec

CERTIFICAT DE FUSION

Loi sur les compagnies, Partie IA
(L.R.Q., chap. C-38)

J'atteste par les présentes que les compagnies mentionnées dans les statuts de fusion ci-joints ont fusionné le ***1ER MAI 2008***, en vertu de la partie IA de la Loi sur les compagnies, en une seule compagnie sous le nom

BOURSE DE MONTRÉAL INC.

et sa ou ses version(s)

MONTRÉAL EXCHANGE INC.

Comme indiqué dans les statuts de fusion ci-joints.

Déposé au registre le 1er mai 2008
sous le numéro d'entreprise du Québec 1164845340

Registraire des entreprises
Québec

Registraire des entreprises

I120M10D43B50MA

LEX-302 (2007-04)

Registraire des entreprises Québec

Statuts de fusion

Loi sur les compagnies (L.R.Q., c. C-38, partie IA)

Marquer la case d'un X s'il s'agit d'une fusion simplifiée ☒

1. **Nom** - Inscrire le nom de la compagnie issue de la fusion et sa version s'il y a lieu.
BOURSE DE MONTRÉAL INC.
and its version MONTRÉAL EXCHANGE INC.

Marquer la case d'un X si vous demandez un numéro matricule (compagnie à numéro) au lieu d'un nom. ☐

2. **District judiciaire du Québec où la compagnie établit son siège** - Inscrire le district judiciaire tel qu'établi dans la *Loi sur la division territoriale* (L.R.Q., c. D-11).
Vous pouvez vous renseigner au palais de justice ou auprès de Services Québec ou à l'adresse suivante : www.justice.gouv.qc.ca/francais/recherche/district.asp.
MONTRÉAL

3. **Nombre précis ou nombres minimal et maximal d'administrateurs** Minimum: 1 Maximum: 24

4. **Date d'entrée en vigueur** si elle est postérieure à celle du dépôt des statuts.

Année	Mois	Jour

5. **Décrire le capital-actions autorisé et les limites imposées** - Sauf indication contraire dans les statuts, la compagnie a un capital-actions illimité et ses actions sont sans valeur nominale. (Voir la section « Description du capital-actions » dans l'information générale.)
The annexed Appendix 1 is incorporated in this form

6. **Restrictions sur le transfert des actions et autres dispositions**, le cas échéant
The annexed Appendix 2 is incorporated in this form

7. **Limites imposées à son activité**, le cas échéant
N/A

8. **Nom et numéro d'entreprise du Québec (NEQ) de chaque compagnie qui fusionne**
Faire signer un administrateur autorisé vis-à-vis le nom de chaque compagnie.

	Nom des compagnies	Numéro d'entreprise du Québec (NEQ)	Signature de l'administrateur autorisé
1.	9196-6184 QUÉBEC INC.	1165145138	[signature]
2.	BOURSE DE MONTRÉAL INC.	1164845340	[signature]
3.		11	
4.		11	

Réservé à l'administration
Québec
Déposé le
01 MAI 2008
Le registraire des entreprises

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, identifier la section correspondante et numéroter les pages s'il y a lieu.

RETOURNER LES DEUX EXEMPLAIRES AVEC VOTRE PAIEMENT. NE PAS TÉLÉCOPIER.

Ministère du Revenu

LE-50.0.11.06 (2008-02)

APPENDIX 1

Unlimited number of class A common shares without par value;
Unlimited number of class B common shares without par value;
Unlimited number of class C common shares without par value;
Unlimited number of class A preferred shares without par value;
Unlimited number of class B preferred shares without par value;
Unlimited number of class C preferred shares without par value; and
Unlimited number of class D preferred shares without par value.

I. The class A common shares, class B common shares and class C common shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Each class A common share and each class B common share shall entitle the holder thereof to one (1) vote at all meetings of the shareholders of the Company (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the *Companies Act* (hereinafter referred to as the "**Act**")). The holders of the class C common shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company (except as required by the provisions hereof or by the Act).

(b) The holders of the class A common shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the class A preferred shares, the class B preferred shares, the class C preferred shares, the class D preferred shares and to any other class of shares ranking prior to the class A common shares. Any dividends paid on the class A common shares, when paid in money, shall be payable only in the lawful currency of Canada.

(c) The board of directors may, in its discretion, declare dividends on the class A common shares without having to concurrently declare dividends on the class B common shares or on the class C common shares.

(d) The holders of the class B common shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the class A preferred shares, the class B preferred shares, the class C preferred shares, the class D preferred shares and to any other class of shares ranking prior to the class B common shares. Any dividends paid on the class B common shares, when paid in money, shall be payable only in the lawful currency of Canada or in the lawful currency of the United States of America.

(e) The board of directors may, in its discretion, declare dividends on the class B common shares without having to concurrently declare dividends on the class A common shares or on the class C common shares.

(f) The holder or holders of issued and outstanding class B common shares shall have the option to convert all or part of their class B common shares into class A common shares, at the rate of one (1) class A common share for each class B common share converted.

(g) The holder or holders of class B common shares who wish to convert their shares into class A common shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of class B common shares they wish to convert. Certificates representing class B common shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the class A common shares resulting from the conversion. In the event of partial conversion of class B common shares represented by the certificates tendered, the Company shall issue without charge a new certificate representing the class B common shares which were not converted.

(h) On the date of conversion, the converted class B common shares shall automatically become class A common shares and the Company shall modify its issued and paid-up share capital account maintained for the class A common shares and the class B common shares according to the provisions of the Act.

(i) The holders of the class C common shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the class A preferred shares, the class B preferred shares, the class C preferred shares, the class D preferred shares and to any other class of shares ranking prior to the class C common shares. Any dividends paid on the class C common shares, when paid in money, shall be payable in the currency of any country.

(j) The board of directors may, in its discretion, declare dividends on the class C common shares without having to concurrently declare dividends on the class A common shares or on the class B common shares.

(k) The holders of issued and outstanding class C common shares shall have the option to convert all or part of their class C common shares into class B common shares, at the rate of one (1) class B common share for each class C common share converted.

(l) The holder or holders of class C common shares who wish to convert their shares into class B common shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of class C common shares they wish to convert. Certificates representing class C common shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the class B common shares resulting from the conversion. In the event of partial conversion of class C common shares represented by the certificates tendered, the Company shall issue without charge a new certificate representing the class C common shares which were not converted.

(m) On the date of conversion, the converted class C common shares shall automatically become class B common shares and the Company shall modify its issued and paid-up share capital account maintained for the class B common shares and the class C common shares according to the provisions of the Act.

(n) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to the class A preferred shares, the class B preferred shares, the class C preferred shares, the class D preferred shares and to any other class of shares ranking prior to the class A common shares, the class B common shares or the class C common shares, the holders of the class A common shares, the holders of the class B common shares and the holders of the class C common shares shall be entitled to receive the remaining property of the Company; the class A common shares, the class B common shares and the class C common shares shall rank equally on a per share basis with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among shareholders for the purpose of winding-up its affairs.

II. The class A preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Subject to the provisions of the Act or as otherwise expressly provided herein, the holders of the class A preferred shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company.

(b) The holders of the class A preferred shares shall be entitled to receive during each year, as and when declared by the board of directors, but always in preference and priority to any payment of dividends on the other shares of the Company, cumulative dividends at a fixed rate of five and one half percent (5.5%) per year calculated daily on the class A preferred redemption price (as hereinafter in paragraph II. (g) defined) of each such share payable in money, property or by the issue of fully paid shares of any class of the Company. The holders of the class A preferred shares shall not be entitled to any dividend in excess of the dividend hereinbefore provided for.

(c) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the class A preferred shares shall be entitled to receive for each class A preferred share, in preference and priority to any distribution of the property or assets of the Company to the holders of the other shares of the Company, an amount equal to the class A preferred redemption price plus all accrued and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property or assets of the Company.

(d) The Company may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding class A preferred shares on payment for each class A preferred share to be redeemed of the class A preferred redemption price plus all accrued and unpaid dividends thereon (in paragraphs II. (e) and (f) called the "redemption price").

(e) Before redeeming any class A preferred shares, the Company shall mail or deliver to each person who, at the date of such mailing or delivery, shall be a registered holder of class A preferred shares to be redeemed, notice of the intention of the Company to redeem such shares held by such registered holder; such notice shall be delivered to, or mailed by ordinary prepaid post addressed to, the last address of such holder as it appears on the records of the Company, or in the event of the address of any such holder not appearing on the records of the Company, then to the last address of such holder known to the Company, at least one (1) day before the date specified for redemption; such notice shall set out the redemption price, the date on which the redemption is to take place and, if part only of the class A preferred shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption the Company shall pay or cause to be paid the redemption price to the registered holders of the class A preferred shares to be redeemed on presentation and surrender of the certificates for the class A preferred shares so called for redemption at the head office of the Company or at such other place or places as may be specified in such notice, and the certificates for such class A preferred shares shall thereupon be cancelled, and the class A preferred shares represented thereby shall thereupon be redeemed; from and after the date specified for redemption in such notice, the holders of the class A preferred shares called for redemption shall cease to be entitled to dividends in respect of such shares and shall not be entitled to exercise any of the rights of the holders thereof, except the right to receive the redemption price, unless payment of the redemption price shall not be made by the Company in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unaffected; on or before the date specified for redemption, the Company shall have the right to deposit the redemption price of the class A preferred shares called for redemption in a special account with any chartered bank or trust company in Canada named in the notice of redemption, to be paid, without interest, to or to the order of the respective holders of such class A preferred shares called for redemption, upon presentation and surrender of the certificates representing the same and, upon such deposit being made or upon the date specified for redemption, whichever is later, the class A preferred shares in respect whereof such deposit shall have been made, shall be deemed to be redeemed and the rights of the respective holders thereof, after such deposit or after such redemption date, as the case may be, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price applicable to their respective class A preferred shares against presentation and surrender of the certificates representing such class A preferred shares. If less than all the class A preferred shares are to be redeemed, the shares to be redeemed shall be redeemed pro rata, disregarding fractions, unless the holders of the class A preferred shares unanimously agree to the adoption of another method of selection of the class A preferred shares to be redeemed. If less than all the class A preferred shares represented by any certificate be redeemed, a new certificate for the balance shall be issued.

(f) The Company may purchase for cancellation at any time all, or from time to time any part, of the class A preferred shares outstanding, by private contract at any price, with the unanimous consent of the holders of the class A preferred shares then outstanding, or by invitation for tenders addressed to all the holders of the class A preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the redemption price thereof. If less than all the class A preferred shares represented by any certificate be purchased for cancellation, a new certificate for the balance shall be issued.

(g) For the purposes of the foregoing paragraphs II. (b), (c) and (d), the "class A preferred redemption price" of each class A preferred share shall be an amount equal to (i) the monetary consideration received by the Company upon the issuance of such share (denominated in the currency in which such consideration was paid to the Company), if such share has been issued for money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class A preferred shares; or (ii) the fair market value of the consideration received by the Company (including, without limitation, shares of another class of the Company) upon the issuance of such share, if such share has been issued for a consideration other than money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class A preferred shares. Subject to the provisions of the following sub-paragraph, such fair market value is to be determined by the directors on the basis of generally accepted accounting and valuation principles.

The fair market value determined as hereinabove provided for shall be subject to revision in accordance with any binding agreement with, or decision by, the appropriate taxation authorities, or any judgment of a court of competent jurisdiction. In the event that any such agreement, decision or judgment shall result in a final determination under the provisions of the appropriate taxation legislation and the amount thereby determined is an amount other than the amount for which such share was originally issued as determined by the directors in accordance with the preceding sub-paragraph, such finally determined amount for the purpose of the appropriate taxation legislation shall then be deemed to be the fair market value of the consideration received by the Company upon the issuance of such class A preferred share.

(h) In the event that only part of the amount of the consideration received by the Company for any class A preferred share issued by the Company is added to the issued and paid up capital account for the class of shares of which such class A preferred share forms part, such class A preferred share shall be deemed to have been issued for the full amount of the consideration received, for all purposes of these articles (except only the issued and paid up capital of such shares) including, but without limiting the generality of the foregoing, dividend rights, redemption rights and rights upon liquidation and dissolution.

(i) The amount of $1 is the amount specified in respect of each class A preferred share for purposes of Subsection 191(4) of the *Income Tax Act* (Canada).

(j) No change to any of the provisions of paragraphs II. (a) to (i) or of this paragraph (j) shall have any force or effect until a by-law has been approved by a majority of not less than two-thirds (2/3) of the votes cast by the holders of the class A preferred shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the class A preferred shares, in addition to any other approval required by the Act.

III. The class B preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Subject to the provisions of the Act or as otherwise expressly provided herein, the holders of the class B preferred shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company.

(b) The holders of the class B preferred shares shall be entitled to receive during each year, as and when declared by the board of directors, but always in preference and priority to any payment of dividends on the class C preferred shares, the class D preferred shares, the class A common shares, the class B common shares and the class C common shares or any other shares ranking junior to the class B preferred shares, cumulative dividends at a fixed rate of six percent (6%) per year calculated daily on the class B preferred redemption price (as hereinafter in paragraph III. (g) defined) of each such share payable in money, property or by the issue of fully paid shares of any class of the Company. The holders of the class B preferred shares shall not be entitled to any dividend in excess of the dividend hereinbefore provided for.

(c) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the class B preferred shares shall be entitled to receive for each class B preferred share, in preference and priority to any distribution of the property or assets of the Company to the holders the class C preferred shares, the class D preferred shares, the class A common shares, the class B common shares and the class C common shares or any other shares ranking junior to the class B preferred shares, an amount equal to the class B preferred redemption price plus all accrued and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property or assets of the Company.

(d) The Company may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding class B preferred shares on payment for each class B preferred share to be redeemed of the class B preferred redemption price plus all accrued and unpaid dividends thereon (in paragraphs III. (e) and (f) called the "redemption price").

(e) Before redeeming any class B preferred shares, the Company shall mail or deliver to each person who, at the date of such mailing or delivery, shall be a registered holder of class B preferred shares to be redeemed, notice of the intention of the Company to redeem such shares held by such registered holder; such notice shall be delivered to, or mailed by ordinary prepaid post addressed to, the last address of such holder as it appears on the records of the Company, or in the event of the address of any such holder not appearing on the records of the Company, then to the last address of such holder known to the Company, at least one (1) day before the date specified for redemption; such notice shall set out the redemption price, the date on which the redemption is to take place and, if part only of the class B preferred shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption the Company shall pay or cause to be paid the redemption price to the registered holders of the class B preferred shares to be redeemed on presentation and surrender of the certificates for the class B preferred shares so called for redemption at the head office of the Company or at such other place or places as may be specified in such notice, and the certificates for such class B preferred shares shall thereupon be cancelled, and the class B preferred shares represented thereby shall thereupon be redeemed; from and after the date specified for redemption in such notice, the holders of the class B preferred shares called for redemption shall cease to be entitled to dividends in respect of such shares and shall not be entitled to exercise any of the rights of the holders thereof, except the right to receive the redemption price, unless payment of the redemption price shall not be made by the Company in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unaffected; on or before the date specified for redemption, the Company shall have the right to deposit the redemption price of the class B preferred shares called for redemption in a special account with any chartered bank or trust company in Canada named in the notice of redemption, to be paid, without interest, to or to the order of the respective holders of such class B preferred shares called for redemption, upon presentation and surrender of the certificates representing the same and, upon such deposit being made or upon the date specified for redemption, whichever is later, the class B preferred shares in respect whereof such deposit shall have been made, shall be deemed to be redeemed and the rights of the respective holders thereof, after such deposit or after such redemption date, as the case may be, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price applicable to their respective class B preferred shares against presentation and surrender of the certificates representing such class B preferred shares. If less than all the class B preferred shares are to be redeemed, the shares to be redeemed shall be redeemed pro rata, disregarding fractions, unless the holders of the class B preferred shares unanimously agree to the adoption of another method of selection of the class B preferred shares to be redeemed. If less than all the class B preferred shares represented by any certificate be redeemed, a new certificate for the balance shall be issued.

(f) The Company may purchase for cancellation at any time all, or from time to time any part, of the class B preferred shares outstanding, by private contract at any price, with the unanimous consent of the holders of the class B preferred shares then outstanding, or by invitation for tenders addressed to all the holders of the class B preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the redemption price thereof. If less than all the class B preferred shares represented by any certificate be purchased for cancellation, a new certificate for the balance shall be issued.

(g) For the purposes of the foregoing paragraphs III. (b), (c) and (d), the "class B preferred redemption price" of each class B preferred share shall be an amount equal to (i) the monetary consideration received by the Company upon the issuance of such share (denominated in the currency in which such consideration was paid to the Company), if such share has been issued for money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class B preferred shares; or (ii) the fair market value of the consideration received by the Company (including, without limitation, shares of another class of the Company) upon the issuance of such share, if such share has been issued for a consideration other than money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class B preferred shares. Subject to the provisions of the following sub-paragraph, such fair market value is to be determined by the directors on the basis of generally accepted accounting and valuation principles.

The fair market value determined as hereinabove provided for shall be subject to revision in accordance with any binding agreement with, or decision by, the appropriate taxation authorities, or any judgment of a court of competent jurisdiction. In the event that any such agreement, decision or judgment shall result in a final determination under the provisions of the appropriate taxation legislation and the amount thereby determined is an amount other than the amount for which such share was originally issued as determined by the directors in accordance with the preceding sub-paragraph, such finally determined amount for the purpose of the appropriate taxation legislation shall then be deemed to be the fair market value of the consideration received by the Company upon the issuance of such class B preferred share.

(h) In the event that only part of the amount of the consideration received by the Company for any class B preferred share issued by the Company is added to the issued and paid up capital account for the class of shares of which such class B preferred share forms part, such class B preferred share shall be deemed to have been issued for the full amount of the consideration received, for all purposes of these articles (except only the issued and paid up capital of such shares) including, but without limiting the generality of the foregoing, dividend rights, redemption rights and rights upon liquidation and dissolution.

(i) The amount of $1.00 is the amount specified in respect of each class B preferred share for purposes of Subsection 191(4) of the Income Tax Act (Canada).

(j) No change to any of the provisions of paragraphs III. (a) to (i) or of this paragraph (j) shall have any force or effect until a by-law has been approved by a majority of not less than two-thirds (2/3) of the votes cast by the holders of the class B preferred shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the class B preferred shares, in addition to any other approval required by the Act.

IV. The class C preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Each class C preferred share shall entitle the holder thereof to one (1) vote at all meetings of the shareholders of the Company (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the Act).

(b) The holders of the class C preferred shares shall be entitled to receive during each month, as and when declared by the board of directors, but always in preference and priority to any payment of dividends on the class D preferred shares, the class A common shares, the class B common shares and the class C common shares or any other shares ranking junior to the class C preferred shares, non-cumulative dividends at a fixed rate of seventy-five hundredths percent (0.75%) per month calculated on the class C preferred redemption price (as hereinafter in paragraph IV. (h) defined) of each such share payable in money, property or by the issue of fully paid shares of any class of the Company. The holders of the class C preferred shares shall not be entitled to any dividend in excess of the dividend hereinbefore provided for.

(c) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the class C preferred shares shall be entitled to receive for each class C preferred share, in preference and priority to any distribution of the property or assets of the Company to the holders of the class D preferred shares, the class A common shares, the class B common shares and the class C common shares or any other shares ranking junior to the class C preferred shares, an amount equal to the class C preferred redemption price plus all declared and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property or assets of the Company.

(d) The Company may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding class C preferred shares on payment for each class C preferred share to be redeemed of the class C preferred redemption price plus all declared and unpaid dividends thereon (in paragraphs IV. (e), (f) and (g) called the "redemption price").

(e) Before redeeming any class C preferred shares, the Company shall mail or deliver to each person who, at the date of such mailing or delivery, shall be a registered holder of class C preferred shares to be redeemed, notice of the intention of the Company to redeem such shares held by such registered holder; such notice shall be delivered to, or mailed by ordinary prepaid post addressed to, the last address of such holder as it appears on the records of the Company, or in the event of the address of any such holder not appearing on the records of the Company, then to the last address of such holder known to the Company, at least one (1) day before the date specified for redemption; such notice shall set out the redemption price, the date on which the redemption is to take place and, if part only of the class C preferred shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption the Company shall pay or cause to be paid the redemption price to the registered holders of the class C preferred shares to be redeemed on presentation and surrender of the certificates for the class C preferred shares so called for redemption at the head office of the Company or at such other place or places as may be specified in such notice, and the certificates for such class C preferred shares shall thereupon be cancelled, and the class C preferred shares represented thereby shall thereupon be redeemed; from and after the date specified for redemption in such notice, the holders of the class C preferred shares called for redemption shall cease to be entitled to dividends in respect of such shares and shall not be entitled to exercise any of the rights of the holders thereof, except the right to receive the redemption price, unless payment of the redemption price shall not be made by the Company in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unaffected; on or before the date specified for redemption, the Company shall have the right to deposit the redemption price of the class C preferred shares called for redemption in a special account with any chartered bank or trust company in Canada named in the notice of redemption, to be paid, without interest, to or to the order of the respective holders of such class C preferred shares called for redemption, upon presentation and surrender of the certificates representing the same and, upon such deposit being made or upon the date specified for redemption, whichever is later, the class C preferred shares in respect whereof such deposit shall have been made, shall be deemed to be redeemed and the rights of the respective holders thereof, after such deposit or after such redemption date, as the case may be, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price applicable to their respective class C preferred shares against presentation and surrender of the certificates representing such class C preferred shares. If less than all the class C preferred shares are to be redeemed, the shares to be redeemed shall be redeemed pro rata, disregarding fractions, unless the holders of the class C preferred shares unanimously agree to the adoption of another method of selection of the class C preferred shares to be redeemed. If less than all the class C preferred shares represented by any certificate be redeemed, a new certificate for the balance shall be issued.

(f) A holder of class C preferred shares shall be entitled to require the Company to redeem at any time all, or from time to time any part, of the class C preferred shares registered in the name of such holder by tendering to the Company at its head office the share certificate(s) representing the class C preferred shares which the registered holder desires to have the Company redeem together with a request in writing specifying (i) the number of class C preferred shares which the registered holder desires to have redeemed by the Company and (ii) the business day (in this paragraph referred to as the "redemption date") on which the holder desires to have the Company redeem such class C preferred shares, which redemption date shall not be less than five (5) days after the day on which the request in writing is given to the Company. Upon receipt of the share certificate(s) representing the class C preferred shares which the registered holder desires to have the Company redeem together with such a request, the Company shall on, or at its option, before, the redemption date redeem such class C preferred shares by paying to the registered holder thereof, for each share to be redeemed, an amount equal to the redemption price in respect thereof; such payment shall be made by cheque payable at par at any branch of the Company's bankers for the time being in Canada. The said class C preferred shares shall be deemed to be redeemed on the date of payment of the redemption price and from and after such date such class C preferred shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of the holders of class C preferred shares in respect thereof. Notwithstanding the foregoing, the Company shall only be obliged to redeem class C preferred shares so tendered for redemption to the extent that such redemption would not be contrary to any applicable law, and if such redemption of any such class C preferred shares would be contrary to any applicable law, the Company shall only be obliged to redeem such class C preferred shares to the extent that the moneys applied thereto shall be such amount (rounded to the next lower multiple of one hundred dollars ($100.00)) as would not be contrary to such law, in which case the Company shall pay to each holder his pro rata share of the purchase moneys allocable. If less than all the class C preferred shares represented by any certificate be redeemed, a new certificate for the balance shall be issued.

(g) The Company may purchase for cancellation at any time all, or from time to time any part, of the class C preferred shares outstanding, by private contract at any price, with the unanimous consent of the holders of the class C preferred shares then outstanding, or by invitation for tenders addressed to all the holders of the class C preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the redemption price thereof. If less than all the class C preferred shares represented by any certificate be purchased for cancellation, a new certificate for the balance shall be issued.

(h) For the purposes of the foregoing paragraphs IV. (b), (c) and (d), the "class C preferred redemption price" of each class C preferred share shall be an amount equal to (i) the monetary consideration received by the Company upon the issuance of such share (denominated in the currency in which such consideration was paid to the Company), if such share has been issued for money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class C preferred shares; or (ii) the fair market value of the consideration received by the Company (including, without limitation, shares of another class of the Company) upon the issuance of such share, if such share has been issued for a consideration other than money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class C preferred shares. Subject to the provisions of the following sub-paragraph, such fair market value is to be determined by the directors on the basis of generally accepted accounting and valuation principles.

The fair market value determined as hereinabove provided for shall be subject to revision in accordance with any binding agreement with, or decision by, the appropriate taxation authorities, or any judgment of a court of competent jurisdiction. In the event that any such agreement, decision or judgment shall result in a final determination under the provisions of the appropriate taxation legislation and the amount thereby determined is an amount other than the amount for which such share was originally issued as determined by the directors in accordance with the preceding sub-paragraph, such finally determined amount for the purpose of the appropriate taxation legislation shall then be deemed to be the fair market value of the consideration received by the Company upon the issuance of such class C preferred share.

(i) In the event that only part of the amount of the consideration received by the Company for any class C preferred share issued by the Company is added to the issued and paid up capital account for the class of shares of which such class C preferred share forms part, such class C preferred share shall be deemed to have been issued for the full amount of the consideration received, for all purposes of these articles (except only the issued and paid up capital of such class C preferred shares) including, but without limiting the generality of the foregoing, dividend rights, redemption rights and rights upon liquidation and dissolution.

(j) No change to any of the provisions of paragraphs IV. (a) to (i) or of this paragraph (j) shall have any force or effect until a by-law has been approved by a majority of not less than two-thirds (2/3) of the votes cast by the holders of the class C preferred shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the class C preferred shares, in addition to any other approval required by the Act.

V. The class D preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Subject to the provisions of the Act or as otherwise expressly provided herein, the holders of the class D preferred shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company.

(b) The holders of the class D preferred shares shall be entitled to receive during each month, as and when declared by the board of directors, but always in preference and priority to any payment of dividends on the class A common shares, the class B common shares and the class C common shares or any other shares ranking junior to the class D preferred shares, non-cumulative dividends at a fixed rate of one percent (1%) per month calculated on the class D preferred redemption price (as hereinafter in paragraph V. (h) defined) of each such share payable in money, property or by the issue of fully paid shares of any class of the Company. The holders of the class D preferred shares shall not be entitled to any dividend in excess of the dividend hereinbefore provided for.

(c) In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the class D preferred shares shall be entitled to receive for each class D preferred share, in preference and priority to any distribution of the property or assets of the Company to the holders of the class A common shares, the class B common shares and the class C common shares or any other shares ranking junior to the class D preferred shares, an amount equal to the class D preferred redemption price plus all declared and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property or assets of the Company.

(d) The Company may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding class D preferred shares on payment for each class D preferred share to be redeemed of the class D preferred redemption price plus all declared and unpaid dividends thereon (in paragraphs V. (e), (f) and (g) called the "redemption price").

(e) Before redeeming any class D preferred shares, the Company shall mail or deliver to each person who, at the date of such mailing or delivery, shall be a registered holder of class D preferred shares to be redeemed, notice of the intention of the Company to redeem such shares held by such registered holder; such notice shall be delivered to, or mailed by ordinary prepaid post addressed to, the last address of such holder as it appears on the records of the Company, or in the event of the address of any such holder not appearing on the records of the Company, then to the last address of such holder known to the Company, at least one (1) day before the date specified for redemption; such notice shall set out the redemption price, the date on which the redemption is to take place and, if part only of the class D preferred shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption the Company shall pay or cause to be paid the redemption price to the registered holders of the class D preferred shares to be redeemed on presentation and surrender of the certificates for the class D preferred shares so called for redemption at the head office of the Company or at such other place or places as may be specified in such notice, and the certificates for such class D preferred shares shall thereupon be cancelled, and the class D preferred shares represented thereby shall thereupon be redeemed; from and after the date specified for redemption in such notice, the holders of the class D preferred shares called for redemption shall cease to be entitled to dividends in respect of such shares and shall not be entitled to exercise any of the rights of the holders thereof, except the right to receive the redemption price, unless payment of the redemption price shall not be made by the Company in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unaffected; on or before the date specified for redemption, the Company shall have the right to deposit the redemption price of the class D preferred shares called for redemption in a special account with any chartered bank or trust company in Canada named in the notice of redemption, to be paid, without interest, to or to the order of the respective holders of such class D preferred shares called for redemption, upon presentation and surrender of the certificates representing the same and, upon such deposit being made or upon the date specified for redemption, whichever is later, the class D preferred shares in respect whereof such deposit shall have been made, shall be deemed to be redeemed and the rights of the respective holders thereof, after such deposit or after such redemption date, as the case may be, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price applicable to their respective class D preferred shares against presentation and surrender of the certificates representing such class D preferred shares. If less than all the class D preferred shares are to be redeemed, the shares to be redeemed shall be redeemed pro rata, disregarding fractions, unless the holders of the class D preferred shares unanimously agree to the adoption of another method of selection of the class D preferred shares to be redeemed. If less than all the class D preferred shares represented by any certificate be redeemed, a new certificate for the balance shall be issued.

(f) A holder of class D preferred shares shall be entitled to require the Company to redeem at any time all, or from time to time any part, of the class D preferred shares registered in the name of such holder by tendering to the Company at its head office the share certificate(s) representing the class D preferred shares which the registered holder desires to have the Company redeem together with a request in writing specifying (i) the number of class D preferred shares which the registered holder desires to have redeemed by the Company and (ii) the business day (in this paragraph referred to as the "redemption date") on which the holder desires to have the Company redeem such class D preferred shares, which redemption date shall not be less than five (5) days after the day on which the request in writing is given to the Company. Upon receipt of the share certificate(s) representing the class D preferred shares which the registered holder desires to have the Company redeem together with such a request, the Company shall on, or at its option, before, the redemption date redeem such class D preferred shares by paying to the registered holder thereof, for each share to be redeemed, an amount equal to the redemption price in respect thereof; such payment shall be made by cheque payable at par at any branch of the Company's bankers for the time being in Canada. The said class D preferred shares shall be deemed to be redeemed on the date of payment of the redemption price and from and after such date such class D preferred shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of the holders of class D preferred shares in respect thereof. Notwithstanding the foregoing, the Company shall only be obliged to redeem class D preferred shares so tendered for redemption to the extent that such redemption would not be contrary to any applicable law, and if such redemption of any such class D preferred shares would be contrary to any applicable law, the Company shall only be obliged to redeem such class D preferred shares to the extent that the moneys applied thereto shall be such amount (rounded to the next lower multiple of one hundred dollars ($100.00)) as would not be contrary to such law, in which case the Company shall pay to each holder his pro rata share of the purchase moneys allocable. If less than all the class D preferred shares represented by any certificate be redeemed, a new certificate for the balance shall be issued.

(g) The Company may purchase for cancellation at any time all, or from time to time any part, of the class D preferred shares outstanding, by private contract at any price, with the unanimous consent of the holders of the class D preferred shares then outstanding, or by invitation for tenders addressed to all the holders of the class D preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the redemption price thereof. If less than all the class D preferred shares represented by any certificate be purchased for cancellation, a new certificate for the balance shall be issued.

(h) For the purposes of the foregoing paragraphs V. (b), (c) and (d), the "class D preferred redemption price" of each class D preferred share shall be an amount equal to (i) the monetary consideration received by the Company upon the issuance of such share (denominated in the currency in which such consideration was paid to the Company), if such share has been issued for money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class D preferred shares; or (ii) the fair market value of the consideration received by the Company (including, without limitation, shares of another class of the Company) upon the issuance of such share, if such share has been issued for a consideration other than money, less any amount distributed in respect of such share on a reduction of the issued and paid-up share capital account maintained in respect of the class D preferred shares. Subject to the provisions of the following sub-paragraph, such fair market value is to be determined by the directors on the basis of generally accepted accounting and valuation principles.

The fair market value determined as hereinabove provided for shall be subject to revision in accordance with any binding agreement with, or decision by, the appropriate taxation authorities, or any judgment of a court of competent jurisdiction. In the event that any such agreement, decision or judgment shall result in a final determination under the provisions of the appropriate taxation legislation and the amount thereby determined is an amount other than the amount for which such share was originally issued as determined by the directors in accordance with the preceding sub-paragraph, such finally determined amount for the purpose of the appropriate taxation legislation shall then be deemed to be the fair market value of the consideration received by the Company upon the issuance of such class D preferred share.

(i) In the event that only part of the amount of the consideration received by the Company for any class D preferred share issued by the Company is added to the issued and paid up capital account for the class of shares of which such class D preferred share forms part, such class D preferred share shall be deemed to have been issued for the full amount of the consideration received, for all purposes of these articles (except only the issued and paid up capital of such shares) including, but without limiting the generality of the foregoing, dividend rights, redemption rights and rights upon liquidation and dissolution.

(j) No change to any of the provisions of paragraphs V. (a) to (i) or of this paragraph (j) shall have any force or effect until a by-law has been approved by a majority of not less than two-thirds (2/3) of the votes cast by the holders of the class D preferred shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the class D preferred shares, in addition to any other approval required by the Act.

APPENDIX 2

RESTRICTIONS ON TRANSFER OF SHARES AND OTHER PROVISIONS

(1) No securities of the Company, other than non-convertible debt securities, shall be transferred without the approval of the directors evidenced by a resolution duly adopted by them.

(2) The directors may, when they deem it expedient:

(a) borrow money upon the credit of the Company;

(b) issue debentures or other securities of the Company, and pledge or sell the same for such sums and at such prices as may be deemed expedient;

(c) hypothecate the immovable and movable property or otherwise affect the movable property of the Company.

(3) The shareholders may participate and vote at a shareholders' meeting by any means allowing all the participants to communicate with each other.

(4) The annual meeting of the shareholders may be held outside Québec.

(5) The election of the directors may be held outside Québec.

Mtl#: 1560199.4

Registraire des entreprises Québec

Avis établissant l'adresse du siège
Liste des administrateurs

Loi sur les compagnies (L.R.Q., c. C-38, partie IA)

1. Identification - Inscrire le nom de la compagnie. Ne rien inscrire si vous demandez un numéro matricule au lieu d'un nom (compagnie à numéro).

BOURSE DE MONTRÉAL INC.
et sa version MONTRÉAL EXCHANGE INC.

Remplir les sections appropriées

2. Adresse du siège - Avis est donné que l'adresse du siège de la compagnie, dans les limites du district judiciaire indiqué dans les statuts, est la suivante:

Nº	Nom de la rue		App./bureau
1501	McGill College Avenue, 26th Floor		
Municipalité/ville	**Province**		**Code postal**
Montréal	Québec		H3A3N9

3. Liste des administrateurs - Inscrire le nom et l'adresse complète de tous les administrateurs.

	Nom et prénom	Nº	Nom de la rue	Appartement	Municipalité/ville	Province/État	Code postal	Pays
1.	Pel Sharon C.	130	King Street West		Toronto	Ontario	M5X1J2	Canada
2.	Parkhill, Rik	130	King Street West		Toronto	Ontario	M5X1J2	Canada
3.	Ptasznik, Michael	130	King Street West		Toronto	Ontario	M5X1J2	Canada
4.								
5.								
6.								

Réservé à l'administration
Québec
Déposé le
01 MAI 2008
Le registraire des entreprises

Sharon C. Pel
Signature de la personne autorisée

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, identifier la section correspondante et numéroter les pages s'il y a lieu.

SIGNER ET RETOURNER LES DEUX EXEMPLAIRES DE CE FORMULAIRE AVEC VOS STATUTS.

NE PAS TÉLÉCOPIER.

Ministère du Revenu

LE-50.0.11.03 (2007-11)

BOURSE DE MONTRÉAL INC.

GENERAL BY-LAWS

ARTICLE 1

DEFINITIONS

SECTION 1.1 **DEFINITIONS** In this by-law and all other by-laws of the Company, unless the context otherwise requires:

(a) "Act" means the *Companies Act* (Quebec) (R.S.Q. 1977, c. C-38), as amended by the Act modifying the *Companies Act* and other statutory dispositions, S.Q. 1979, c. 31, as from time to time further amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Company to any provision of the Act shall be read as referring to the amended or substituted provisions therefor;

(b) "approved participant" refers to a firm or other person that has entered into an agreement with the Company to access the trading facilities of its markets;

(c) "articles" means the articles of amalgamation of the Company attached to the certificate of amalgamation dated May 1, 2008, as from time to time amended;

(d) "by-laws" means these general by-laws and any other by-law of the Company from time to time in force and effect;

(e) words importing the singular number shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice-versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(f) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions; and

(g) all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act.

In the case of any conflict between the Act, the unanimous shareholder agreement, if any, the articles and the by-laws of the Company, the Act shall prevail over the unanimous shareholder agreement, the articles and the by-laws, the unanimous shareholder agreement shall prevail over the articles and the by-laws and the articles shall prevail over the by-laws.

ARTICLE 2

SHAREHOLDERS

SECTION 2.1 **ANNUAL MEETINGS** Subject to the Act, the annual meeting of shareholders of the Company shall be held at such place, on such date and at such time as the Board of Directors may determine from time to time, in or outside the Province of Québec. Annual meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.2 **SPECIAL GENERAL MEETINGS** Subject to the Act, special general meetings of shareholders shall be held at such place, in or outside the Province of Québec, on such date and at such time as the Board of Directors may determine from time to time or at any place where all the shareholders of the Company entitled to vote thereat are present in person or represented by proxy or at such other place as all the shareholders of the Company shall approve in writing.

Special general meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.3 **NOTICE OF MEETING** Notice specifying the place, date, time and purpose of any meeting of shareholders shall be given to all the shareholders entitled thereto at least 15 days prior to the date fixed for the meeting. The notice may be mailed, postage prepaid, to the shareholders at their respective addresses as they appear on the books of the Company or delivered by hand or transmitted by any means of telecommunication.

If the convening of a meeting of shareholders is a matter of urgency, notice of such meeting may be given not less than 72 hours before such meeting is to be held.

In the case of joint holders of a share or shares, the notice of meeting shall be given to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

Irregularities in the notice or in the giving thereof as well as the unintentional omission to give notice to, or the non-receipt of any such notice by, any of the shareholders shall not invalidate any action taken by or at any such meeting. Furthermore, the involuntary omission of the general nature of an item of business which should have been mentioned in the notice of the meeting as being on the agenda of the meeting, does not prevent such item of business from being considered and voted upon at the meeting, unless a shareholder suffers prejudice or his interests are injured as a result. A certificate signed by the secretary or any other duly authorized officer of the Company or any registrar or transfer agent for shares of the Company, shall constitute conclusive evidence of the expedition of a notice of meeting to the shareholders and the shareholders shall be bound by such certificate.

SECTION 2.4 **CHAIRMAN** The Chairman of the Board, or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of shareholders.

If all of the aforesaid officers be absent or decline to act, the persons present and entitled to vote may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall not be entitled to a casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 2.5 **QUORUM, VOTING AND ADJOURNMENTS** Holders of not less than 51% of the outstanding shares of the share capital of the Company carrying voting rights at any meeting, present in person or represented by proxy, shall constitute a quorum for any meeting of shareholders of the Company.

The acts of the holders of a majority of the shares so present or represented and carrying voting rights thereat shall be the acts of all the shareholders except as to matters on which the vote or consent of the holders of a greater number of shares is required or directed by the Act, the articles or the by-laws of the Company.

Should a quorum not be present at any meeting of shareholders, those present in person and entitled to be counted for the purpose of forming a quorum shall have power to adjourn the meeting from time to time and from place to place without notice other than announcement at the meeting until a quorum shall be present. At any such adjourned meeting, provided a quorum is present, any business may be transacted which might have been transacted at the meeting adjourned.

SECTION 2.6 **RIGHT TO VOTE** At all meetings of shareholders, each shareholder present and entitled to vote thereat shall have on a show of hands one vote and, upon a poll, each shareholder present in person or represented by proxy shall be entitled to one vote for each share carrying voting rights registered in his name in the books of the Company unless, under the terms of the articles of the Company some other scale of voting is fixed, in which event such scale of voting shall be adopted. Any shareholder or proxy may demand a ballot (either before or on the declaration of the result of a vote upon a show of hands) in respect of any matter submitted to the vote of the shareholders. However, no shareholder in arrears in respect of any call may vote at a shareholders' meeting.

In the case of joint holders of a share or shares, any one of the joint holders present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

SECTION 2.7 **SCRUTINEERS** The chairman at any meeting of shareholders may appoint one or more persons, who need not be shareholders, to act as scrutineer or scrutineers at the meeting.

SECTION 2.8 **ADDRESSES OF SHAREHOLDERS** Every shareholder shall furnish to the Company an address to which all notices intended for such shareholder shall be given, failing which, any such notice may be given to him at any other address appearing on the books of the Company. If no address appears on the books of the Company, such notice may be sent to such address as the person sending the notice may consider to be the most likely to result in such notice promptly reaching such shareholder.

SECTION 2.9 **RESOLUTION IN WRITING IN LIEU OF MEETING** A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

A copy of every such resolution shall be kept with the minutes of the meetings of shareholders.

SECTION 2.10 **PARTICIPATION BY TELEPHONE** Subject to the Act, the shareholders of the Company may participate and vote at a shareholders' meeting by any means allowing all the participants to communicate with each other.

ARTICLE 3

BOARD OF DIRECTORS

SECTION 3.1 **ELECTION OF DIRECTORS AND TERM OF OFFICE** Except as herein otherwise provided, each director shall be elected at an annual meeting of shareholders or at any special general meeting of shareholders called for that purpose, by a majority of the votes cast in respect of such election. It shall not be necessary that the voting for the election of directors of the Company be conducted by ballot unless voting by ballot is requested by a shareholder or proxy. Each director so elected shall hold office until the election of his successor unless he shall resign or his office become vacant by death, removal or by ceasing to be qualified to act as a director.

SECTION 3.2 **ACTS OF DIRECTORS** All acts done by the directors or by any person acting as a director, until their successors have been duly elected or appointed, shall, notwithstanding that it be afterwards discovered that there was some defect in the election of the directors or such person acting as aforesaid or that they or any of them were disqualified, be as valid as if the directors or such other person, as the case may be, had been duly elected and were qualified to be directors of the Company.

SECTION 3.3 **POWER TO ALLOT STOCK AND GRANT OPTIONS** Subject to the provisions of the articles of the Company, the shares of the Company shall be at all times under the control of the directors who may by resolution, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole, or any part of the unissued shares of the share capital of the Company on such terms and conditions, for such consideration not contrary to the Act or to the articles of the Company and at such times prescribed in any resolutions. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares. Each shareholder shall pay the amount called on his shares at the time and place fixed by the directors.

SECTION 3.4 **POWER TO DECLARE DIVIDENDS** The directors may from time to time as they may deem advisable, declare and pay dividends, in species or in kind, out of any funds or property available for dividends to the shareholders according to their respective rights and interest therein.

Any dividend in specie may be paid by cheque made payable to and mailed to the address on the books of the Company of the shareholder entitled thereto and in the case of joint holders to that one of them whose name stands first in the books of the Company, and the mailing of such cheque shall constitute payment unless the cheque is not paid upon presentation.

The directors may provide that the amount of any dividend lawfully declared shall be paid, in whole or in part, in fully paid and non-assessable shares in the capital stock of the Company.

Before declaring a dividend or a distribution of profits of the Company, the directors may transfer such sums as they may in their discretion decide to one or several reserve funds which may be used at the discretion of the directors for all purposes for which the profits of the Company may be legally applied.

SECTION 3.5 **PLACE OF MEETINGS AND NOTICES** All meetings of the Board of Directors shall be held at such place, on such date and at such time as may be determined from time to time by the Board of Directors or at any place where all the directors are present.

Any meeting of the Board of Directors may be called at any time by or on the order of the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President or by any two directors.

Notice specifying the place, date and time of any meeting of the Board of Directors shall be given to each of the directors, at least 48 hours prior to the date fixed for such meeting. The notice may be mailed, postage prepaid, to each director at his residence or usual place of business, or delivered by hand or transmitted by any means of telecommunication.

In any case where the convening of a meeting of directors is a matter of urgency, notice of such meeting may be given not less than 1 hour before such meeting is to be held.

Notwithstanding any other provisions of this Section 3.5, immediately after the annual meeting of shareholders in each year, a meeting of such of the newly elected directors as are then present shall be held, provided they shall constitute a quorum, without further notice, for the election or appointment of officers of the Company and the transaction of such other business as may come before them.

The powers of the Board of Directors may be exercised at a meeting at which a quorum is present and at which the questions shall be decided by a majority of votes cast or by resolution in writing signed by all directors who would have been entitled to vote on that resolution at a meeting of the Board of Directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the board of directors.

SECTION 3.6 **CHAIRMAN** The Chairman of the Board or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of the directors. If all of the aforesaid officers are absent or decline to act, the directors present may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall be entitled to cast one vote as a director, but not a second or casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 3.7 **QUORUM** A majority of the directors in office shall constitute a quorum.

SECTION 3.8 **ADJOURNMENT** Any meeting of the board of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to such time and place as he may fix. No notice of an adjourned meeting need be given to any director. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

SECTION 3.9 **VACANCIES AND RESIGNATION** In the case of a vacancy occurring in the Board of Directors, the directors then in office, by the affirmative vote of a majority of said remaining directors, so long as a quorum of the Board remains in office, may from time to time and at any time fill such vacancy for the remainder of the term.

ARTICLE 4

COMMITTEES

SECTION 4.1 **COMMITTEES OF THE BOARD** The Board of Directors may appoint from their number one or more committees of the Board of Directors, however designated, and delegate to any such committee any of the powers of the Board of Directors except those which pertain to items which, under the Act, a committee of the Board of Directors has no authority to exercise.

SECTION 4.2 **TRANSACTION OF BUSINESS** The powers of a committee of the Board of Directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in Section 3.5.

SECTION 4.3 **ADVISORY BODIES** The Board of Directors may from time to time appoint such advisory bodies as it may deem advisable.

SECTION 4.4 **PROCEDURE** Unless otherwise determined by the Board of Directors, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman, and to regulate its procedure.

SECTION 4.5 **LIMITS ON AUTHORITY** The Board of Directors may not delegate to any committee the authority to:

(a) Submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) Fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman or the president of the Company;

(c) Issue securities except in the manner and on the terms authorized by the directors;

(d) Declare dividends;

(e) Purchase, redeem or otherwise acquire shares issued by the Company;

(f) Approve a take-over bid circular, directors' circular, or issuer bid circular referred to in the *Securities Act* (Québec);

(g) Approve any financial statements referred to in the *Securities Act* (Québec); or

(h) Adopt, amend or repeal by-laws;

ARTICLE 5

OFFICERS

SECTION 5.1 **OFFICERS** The directors shall elect or appoint a President, shall appoint a Secretary and may also elect or appoint as officers a Chairman of the Board, one or more Vice-Presidents, one or more Assistant-Secretaries, a Treasurer and one or more Assistant-Treasurers. Such officers shall be elected or appointed at the first meeting of the Board of Directors after each annual meeting of shareholders. There may also be appointed such other officers as the Board of Directors may from time to time deem necessary. Such officers shall respectively perform such duties in addition to those specified in the by-laws of the Company, as shall from time to time be prescribed by the Board of Directors. The same person may hold more than one office, provided, however, that the same person shall not hold the office of President and Vice-President. None of such officers except the Chairman of the Board, need be a director of the Company.

SECTION 5.2 **CHAIRMAN OF THE BOARD** The Chairman of the Board, if any, shall preside at all meetings of directors and shareholders of the Company and he shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.3 **PRESIDENT** The President shall be the chief executive officer of the Company and shall exercise a general control of and supervision over its affairs. He shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.4 **VICE-PRESIDENT OR VICE-PRESIDENTS** The Vice-President or Vice-Presidents shall have such powers and duties as may be determined by the Board of Directors from time to time. In case of the absence, disability, refusal or omission to act of the President, a Vice-President designated by the directors may exercise the powers and perform the duties of the President and, if such Vice-President exercises any of the powers or performs any of the duties of the President, the absence, disability, refusal or omission to act of the President shall be presumed.

SECTION 5.5 **TREASURER AND ASSISTANT-TREASURERS** The Treasurer shall have general charge of the finances of the Company. He shall render to the Board of Directors, whenever directed by the Board and as soon as possible after the close of each financial year, an account of the financial condition of the Company and of all his transactions as Treasurer. He shall have charge and custody of and be responsible for the keeping of the books of account required under the laws governing the Company. He shall perform all the acts incidental to the office of Treasurer or as may be determined by the Board of Directors from time to time.

Assistant-Treasurers shall perform any of the duties of the Treasurer delegated to them from time to time by the Board of Directors or by the Treasurer.

SECTION 5.6 **SECRETARY AND ASSISTANT-SECRETARIES** The Secretary shall attend to the giving of all notices of the Company and shall keep the records of all meetings and resolutions of the shareholders and of the Board of Directors in a book to be kept for that purpose. He shall keep in safe custody the seal of the Company, if any. He shall have charge of the books containing the names and addresses of the shareholders and directors of the Company and such other books and papers as the Board of Directors may direct. He shall perform such other duties incidental to his office or as may be required by the Board of Directors from time to time.

Assistant-Secretaries shall perform any of the duties of the Secretary delegated to them from time to time by the Board of Directors or by the Secretary.

SECTION 5.7 **SECRETARY-TREASURER** Whenever the Secretary shall also be the Treasurer he may, at the option of the Board of Directors, be designated the "Secretary-Treasurer".

SECTION 5.8 **REMOVAL** The Board of Directors may, subject to the law and the provisions of any contract, remove and discharge any officer of the Company at any meeting called for that purpose and may elect or appoint any other person in such officer's stead.

ARTICLE 6

SHARE CAPITAL

SECTION 6.1 **SHARE CERTIFICATES** Certificates representing shares of the share capital of the Company shall be approved by the Board of Directors. Share certificates shall bear the signatures of two directors or two officers of the Company or of one director and one officer of the Company.

SECTION 6.2 **TRANSFER OF SHARES** A register of transfers containing the date and particulars of all transfers of shares of the share capital of the Company shall be kept either at the head office or at such other office of the Company or at such other place in the Province of Québec as may be determined, from time to time, by resolution of the Board of Directors. One or more branch registers of transfers may be kept at any office of the Company or any other place within the Province of Québec or elsewhere as may from time to time be determined by resolution of the Board of Directors.

The date and particulars of all transfers of shares contained in a branch register of transfers must also be entered in the register of transfers. Such register of transfers and branch registers of transfers shall be kept by the Secretary or by such other officer or officers as may be specially charged with this duty or by such agent or agents as may be appointed from time to time for that purpose by resolution of the Board of Directors.

Registration of a transfer of shares of the capital of the Company in the register of transfers shall constitute a complete and valid transfer. Subject to any provision to the contrary contained in the Act, no transfer of shares of the capital of the Company shall be valid for any purpose until entry thereof is duly made in the register of transfers or in a branch register of transfers. The directors may refuse to register any transfer of shares belonging to any shareholder who is indebted to the Company. A share may not be transferred without the consent of the directors if its price has not been fully paid. No share shall be transferable until all calls payable thereon up to the time of transfer have been fully paid.

Entry of the transfer of any share of the share capital of the Company may be made in the register of transfers or in a branch register of transfers regardless of where the certificate representing the share to be transferred shall have been issued.

If the shares of the share capital of the Company to be transferred are represented by a certificate, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless or until the certificate representing the shares to be transferred has been duly endorsed and surrendered for cancellation. If no certificate has been issued by the Company in respect of such share, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless and until a duly executed share transfer power in respect thereof has been presented for registration.

SECTION 6.3 **TRANSFER AGENTS AND REGISTRARS** The Board of Directors may appoint or remove from time to time transfer agents or registrars of transfers of shares of the share capital of the Company and, subject to the laws governing the Company, make regulations generally, from time to time, with reference to the transfer of the shares of the share capital of the Company. Upon any such appointment being made, all certificates representing shares of the share capital of the Company thereafter issued shall be countersigned by one of such transfer agents or one of such registrars of transfers and shall not be valid unless so countersigned.

SECTION 6.4 **REPLACEMENT OF CERTIFICATES.** Where a shareholder declares under oath to the Company or the registrar, a branch registrar, transfer agent or a branch transfer agent of the Company, that the share certificate which he held has been destroyed, stolen or lost, and describes the circumstances under which this occurred, and provides, if so required, a bond against any loss for which the Company may be held responsible with regard to the issue of a new certificate, the president, or vice-president, the secretary or the treasurer, may issue a new certificate in replacement of the one which has been destroyed, stolen or lost.

ARTICLE 7

FINANCIAL YEAR

The financial year of the Company shall end on December 31 in each year. Such date may, however, be changed from time to time by resolution of the Board of Directors.

ARTICLE 8

CONTRACTS

All contracts, deeds, agreements, documents, bonds, debentures and other instruments requiring execution by the Company may be signed by two directors or two officers of the Company or by one director and one officer of the Company or by such persons as the Board of Directors may otherwise authorize from time to time by resolution. Any such authorization may be general or confined to specific instances. Save as aforesaid or as otherwise provided in the by-laws of the Company, no director, officer, agent or employee shall have any power or authority to bind the Company under any contract or obligation or to pledge its credit.

The Company may transact business with one or more of its directors or with any firm of which one or more of its directors are members or employees or with any corporation or association of which one or more of its directors are shareholders, directors, officers or employees. The director who has an interest in such transaction shall disclose it to the Company and to the other directors making a decision in respect of such transaction and shall abstain from discussing and voting on the question except if his vote is required to bind the Company in respect of such transaction.

ARTICLE 9

DECLARATIONS

Any director or officer of the Company or any other person nominated for that purpose by any director or officer of the Company is authorized and empowered to give instructions to an attorney to appear and make answer for and on behalf and in the name of the Company to all writs, orders and interrogatories upon articulated facts issued out of any court and to declare for and on behalf and in the name of the Company any answer to writs of attachment by way of garnishment in which the Company is garnishee. Any director, officer or person so nominated is authorized and empowered to make all affidavits and sworn declarations in connection therewith or in connection with any and all judicial proceedings to which the Company is a party and to instruct an attorney to make demands of abandonment or petitions for winding-up or bankruptcy orders upon any debtor of the Company and to attend and vote at all meetings of creditors of the Company's debtors and grant proxies in connection therewith. Any such director, officer or person is authorized to appoint by general or special power or powers of attorney any person or persons, including any person other than those directors, officers and persons hereinbefore mentioned, as attorney or attorneys of the Company to do any of the foregoing things.

ARTICLE 10

DIVISIONS

The Board of Directors may cause the business and operations of the Company or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services as the Board of Directors may consider appropriate in each case.

From time to time the Board of Directors or, if authorized by the Board of Directors, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

(a) Sub-Division and Consolidation. The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) Name. The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Company; provided that the Company shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Company; and

(c) Officers. The appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Company, unless expressly designated as such.

For greater certainty, there will be a division of the Company which focuses primarily on market regulation created to oversee the Company's regulatory functions and operations, and such division will be subject to supervision by a special committee designated by the Board of Directors, the division being subject to the ultimate authority of the Board of Directors and of the *Autorité des marchés financiers*. More than 50% of the members of such committee shall be independent members based on the standards set forth in the Board of Directors Independence Standards of the Company.

Such division will be established on a financially separate basis from the other operations of the Company, may charge for its services, and may provide, with the prior consent of the *Autorité des marchés financiers*, regulatory services to other exchanges, self-regulatory organizations, trading facilities and/or other persons.

ARTICLE 11

INDEMNIFICATION

(a) To the extent permitted by law, every current or former director, officer, employee or committee member of the Company and any of its subsidiaries and his or her heirs, executors, and administrators, legal representatives and estate (each, an "Indemnitee") shall from time to time, and at all times, be indemnified and saved harmless out of the funds of the Company from and against

(i) all costs, charges and expenses (including an amount paid to settle an action or satisfy a judgment and including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) whatsoever that such Indemnitee sustains or incurs in or about any action, suit or proceeding, whether civil, criminal or administrative, and including any investigation, inquiry or hearing, or any appeal therefrom, that is threatened, brought, commenced or prosecuted against him, or in respect of which he is compelled or requested by the Company to participate, for or in respect of any act, deed, matter or thing whatsoever made, done or permitted by him in or about the execution of the duties of his office as they relate to the Company or any of its subsidiaries, including those duties executed, whether in an official capacity or not, for or on behalf of or in relation to any body corporate or entity which he serves or served at the request of or on behalf of the Company or any of its subsidiaries; and

(ii) all other costs, charges and expenses that he sustains or incurs in or about or in relation to the affairs of the Company and its subsidiaries or any body corporate or entity which he serves or served, whether in an official capacity or not, at the request of or on behalf of the Company or any of its subsidiaries;

except such costs, charges or expenses as are occasioned by his own wilful neglect or default.

(b) Any indemnification hereunder (unless ordered by a court) shall be made by the Company unless a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum of disinterested directors, or (if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the board or counsel at the time such determination is made, such Indemnitee is not entitled to indemnification by reason of his own wilful neglect or default.

(c) For greater certainty, it is confirmed that, to the extent permitted by law, the Company shall indemnify all costs and expenses incurred in connection with any action, suit, or proceeding contemplated herein, regardless of whether the Indemnitee has been successful or substantially successful on the merits, and without limiting the generality of the foregoing, such Indemnitee shall be indemnified against all expenses in connection with the dismissal of such action or issue without prejudice or in connection with the settlement of such action or issue without admission of liability.

(d) To the extent permitted by law, and subject to subsection (e), below, all costs, charges and expenses indemnified (including legal and professional fees and including out of pocket expenses for attendance at trials, hearing and meetings) shall be paid by the Company in advance of the final disposition of the matter, provided that the Indemnitee shall undertake to repay such amount in the event that it is ultimately determined, either pursuant hereto or by a court of competent jurisdiction, that such Indemnitee is not entitled to indemnification.

(e) Any costs, charges or expenses (including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) incurred or to be incurred in any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, or any appeal therefrom, shall be paid by the Company promptly, and in any event, within ninety days after receiving the written request of the Indemnitee, unless a determination is reasonably and promptly made by the Board of Directors under subsection (b) that such Indemnitee is not entitled to indemnification or to an advancement of expenses.

(f) Any person entitled to indemnification hereunder or otherwise shall give notice to the Company, where practical, of any action, suit or proceeding which may give rise to a demand for indemnification.

(g) Any person entitled to and demanding indemnification, hereunder or otherwise, shall cooperate with the Company throughout the course of any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, to the fullest extent possible, including but not limited to, providing the Company with the consent and authority, to be exercised at the sole option of the Company, to take carriage of such person's defense.

(h) The foregoing rights of indemnification and advancement of expenses shall not affect any other rights to indemnification or be exclusive of any other rights to which any person may be entitled by law or otherwise.

ARTICLE 12

RULES AND POLICIES

The Board of Directors or any committee appointed by it may from time to time enact, amend, repeal and re-enact such rules, policies, guidelines, decisions, rulings, orders, instructions and directions (collectively, the "Rules and Policies") not inconsistent with the *Securities Act* (Québec) as it in its discretion may consider advisable for the regulation of the use of the facilities and products of the Company, approved participants; individuals, listed companies and other entities over which the Company has jurisdiction.

The Board of Directors or any committee appointed by it may also issue, establish, adopt, amend, repeal and re-issue, re-establish and re-adopt interpretations, procedures and practices to supplement such Rules and Policies.

Such Rules and Policies may represent the imposition of requirements in addition to or more stringent than those imposed under the *Securities Act* (Québec) or by the *Autorité des marchés financiers*, shall be binding on approved participants, listed companies and other entities, as applicable, and may be adopted to, among other things, enhance the credibility and reputation of the Company as a well-regulated market.

Such Rules and Policies shall be effective without the shareholders', approved participants' or listed companies' approval, except as expressly otherwise provided therein, but may be subject to prior review and approval or non-disapproval by the *Autorité des marchés financiers*.

Without limiting the generality of the foregoing, Rules and Policies may deal with all matters related to market regulation, including without limitation:

(a) the financial affairs, partnership and/or corporate arrangements, business relationships, operations, and standards of practice and business conduct applicable to approved participants (and their current and former partners, shareholders, associates, insiders, directors, officers, employees, agents and representatives) in respect of their overall equity trading operations and market activities, both through the Company's facilities and generally;

(b) requirements applicable to or in respect of derivative products;

(c) requirements applicable to or in respect of the securities of listed companies;

(d) compliance reviews, examinations and investigations, and enforcement and disciplinary matters;

(e) trading ethics, trading rules, trading currencies, clearing and settlement and market surveillance matters;

(f) the provision of information, cooperation and/or assistance;

(g) the payment of fees, costs, forfeitures, penalties, fines and/or other amounts;

(h) hearing practices, where applicable; and

(i) the requirements and procedures applicable to becoming an approved participant (or a partner, shareholder, associate, insider, director, officer, employee, agent or representative of an approved participant) or a listed company (or a partner, insider, director or officer of a listed company).

ARTICLE 13

VARIOUS

SECTION 13.1 **Exchange of Information, Agreements** To the extent permitted by law, the Company may provide to domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities information and other forms of assistance for market surveillance, investigative, enforcement and other regulatory purposes.

The Company may enter into agreements with domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities providing for the exchange of information and other forms of mutual assistance for market surveillance, investigative, enforcement and other regulatory purposes.

SECTION 13.2 **Approved Participant Agreements, Listed Company Agreements, etc.** In the discretion of the Company, approved participants may be required to enter into an Approved Participant Agreement with the Company in order to obtain access to the Company's facilities. Approved participants shall not by virtue thereof have any ownership or voting interest in the Company, and shall be approved participants solely by virtue of their contractual arrangements with the Company. Approved participants shall not, as such, be liable for any act, default, obligation or liability of the Company.

In addition, in the discretion of the Company, listed companies and other Persons may be required to enter into agreements with the Company.

ARTICLE 14

BORROWING

The directors of the Company are hereby authorized, whenever they deem appropriate:

(a) to borrow money and obtain advances upon the credit of the Company, from any bank, corporation, firm, association or person, upon such terms, covenants and conditions, at such time, in such sums, to such an extent and in such manner as the Board of Directors in its discretion may deem expedient;

(b) to limit or increase the amount to be borrowed;

(c) to issue or cause to be issued bonds or other evidences of indebtedness of the Company and to pledge or sell the same for such sums, upon such terms, covenants and conditions and at such prices as may be deemed expedient by the Board of Directors;

(d) to hypothecate the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, to secure payment of any such bonds or other evidences of indebtedness, or give part only of such guarantee for such purposes;

(e) to hypothecate or otherwise encumber the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, or give all such guarantees, to secure the payment of loans made otherwise than by the issue of bonds or other evidences of indebtedness, as well as the payment or performance of any other debt, contract and obligation of the Company;

(f) as security for any discounts, overdrafts, loans, credits, advances or other indebtedness or liability of the Company, to any bank, corporation, firm or person, and interest thereon, to hypothecate and give to any bank, corporation, firm or person any or all of the Company property, undertaking and assets, movable or immovable, now owned or hereafter acquired, and to give such security thereon as may be taken by a bank under the provisions of the Bank Act, and to renew, alter, vary or substitute such security from time to time, with authority to enter into promises to give security under the Bank Act for any indebtedness contracted or to be contracted by the Company to any bank;

(g) to delegate to such officer(s) or director(s) of the Company as the directors may designate all or any of the foregoing powers to such extent and in such manner as the directors may determine.

AND the powers of borrowing and giving security hereby authorized shall be deemed to be continuing powers and not to be exhausted by the first exercise thereof, but may be exercised from time to time hereafter, until the repeal of this by-law and notice thereof has been given in writing.

ENACTED on May 1, 2008

Witness the signatures of the President and the Secretary of the Company.

President

Secretary

Exhibit C-4 – MX US 1, Inc. Articles of Incorporation and By-Laws

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "MX US 1, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF JULY, A.D. 2008, AT 4:12 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor, Secretary of State

4573391 8100

AUTHENTICATION: 6719974

080774481

DATE: 07-10-08

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:12 PM 07/10/2008
FILED 04:12 PM 07/10/2008
SRV 080774481 - 4573391 FILE

CERTIFICATE OF INCORPORATION
OF
MX US 1, INC.

FIRST: The name of the corporation is:

MX US 1, Inc.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH: The total number of shares of capital stock which the corporation shall have authority to issue is three thousand (3,000) shares, and the par value of each of such shares is one cent ($0.01), amounting in the aggregate to thirty dollars ($30.00) of capital stock.

FIFTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
Kathrine J. LeBlanc	c/o Bingham McCutchen LLP One Federal Street Boston, MA 02110

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for defining and regulating the powers of the corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the corporation by statute:

(a) The election of directors need not be by written ballot.

(b) The board of directors shall have the power and authority:

(1) to adopt, amend or repeal bylaws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the bylaws;

(2) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the corporation, including after-acquired property, and to exercise all of the powers of the corporation in connection therewith; and

(3) subject to any provision of the bylaws of the corporation, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the

A/72542804.2

corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the corporation except as conferred by statute or authorized by the bylaws of the corporation or by the board of directors.

SEVENTH: No director of the corporation shall be personally liable to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article Seventh shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

EIGHTH: The Company will indemnify each director of the Company, his heirs, executors, and administrators, and may indemnify each officer, employee, and agent of the Company, such director's heirs, executors, administrators, and all other persons whom the Company is authorized to indemnify under the provisions of the DGCL, to the maximum extent permitted by law (a) against all expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such director in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, or in connection with any appeal therein, or otherwise, and (b) against all expenses (including attorney's fees) actually and reasonably incurred by such director in connection with the defense or settlement of any action or suit by or in the right of the Company, or in connection with any appeal therein, or otherwise; and no provision of this Article Eighth is intended to be construed as limiting, prohibiting, denying or abrogating any of the general or specific powers or rights conferred by the DGCL upon the Company to furnish, or upon any court to award, such indemnification, or indemnification as otherwise authorized pursuant to the DGCL or any other law now or hereafter in effect.

The Company's Board of Directors may in its discretion authorize the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such Person or incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not the Company would have the power to indemnify such Person against such liability under the foregoing paragraph of this Article Eighth.

NINTH: Subject to such limitations as may be from time to time imposed by other provisions of this Certificate of Incorporation, by the bylaws of the Company, by applicable statutory or other law, or by any contract or agreement to which the Company is or may become party, the Company reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts stated herein are true, and accordingly have hereunto set my hand this 10th day of July, 2008.

/s/ Kathrine LeBlanc
Kathrine J. LeBlanc
Sole Incorporator

A/72542804.2

CERTIFICATE OF INCORPORATION
OF
MX US 1, INC.

FIRST: The name of the corporation is:

MX US 1, Inc.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH: The total number of shares of capital stock which the corporation shall have authority to issue is three thousand (3,000) shares, and the par value of each of such shares is one cent ($0.01), amounting in the aggregate to thirty dollars ($30.00) of capital stock.

FIFTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
Kathrine J. LeBlanc	c/o Bingham McCutchen LLP One Federal Street Boston, MA 02110

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for defining and regulating the powers of the corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the corporation by statute:

(a) The election of directors need not be by written ballot.

(b) The board of directors shall have the power and authority:

(1) to adopt, amend or repeal bylaws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the bylaws;

(2) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the corporation, including after-acquired property, and to exercise all of the powers of the corporation in connection therewith; and

(3) subject to any provision of the bylaws of the corporation, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the

corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the corporation except as conferred by statute or authorized by the bylaws of the corporation or by the board of directors.

SEVENTH: No director of the corporation shall be personally liable to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article Seventh shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

EIGHTH: The Company will indemnify each director of the Company, his heirs, executors, and administrators, and may indemnify each officer, employee, and agent of the Company, such director's heirs, executors, administrators, and all other persons whom the Company is authorized to indemnify under the provisions of the DGCL, to the maximum extent permitted by law (a) against all expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such director in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, or in connection with any appeal therein, or otherwise, and (b) against all expenses (including attorney's fees) actually and reasonably incurred by such director in connection with the defense or settlement of any action or suit by or in the right of the Company, or in connection with any appeal therein, or otherwise; and no provision of this Article Eighth is intended to be construed as limiting, prohibiting, denying or abrogating any of the general or specific powers or rights conferred by the DGCL upon the Company to furnish, or upon any court to award, such indemnification, or indemnification as otherwise authorized pursuant to the DGCL or any other law now or hereafter in effect.

The Company's Board of Directors may in its discretion authorize the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such Person or incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not the Company would have the power to indemnify such Person against such liability under the foregoing paragraph of this Article Eighth.

NINTH: Subject to such limitations as may be from time to time imposed by other provisions of this Certificate of Incorporation, by the bylaws of the Company, by applicable statutory or other law, or by any contract or agreement to which the Company is or may become party, the Company reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts stated herein are true, and accordingly have hereunto set my hand this 10th day of July, 2008.

Kathrine J. LeBlanc
Sole Incorporator

A/72542804.2

MX US 1, INC.

STATEMENT OF ORGANIZATION OF THE INCORPORATOR

July 10, 2008

The undersigned, being the sole incorporator of MX US 1, Inc., a Delaware corporation (the "Corporation"), hereby certifies pursuant to Section 108 of the General Corporation Law of the State of Delaware that:

1. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 10, 2008 and is being recorded in the office of the Recorder of New Castle County, Delaware.

2. The bylaws annexed hereto have been adopted by me as the bylaws of the Corporation.

3. That Joëlle Saint-Arnault has been elected by me as the sole Director of the Corporation, to hold office until the first annual meeting of stockholders and until her successor has been duly elected and qualified.

Kathrine J. LeBlanc

A/72542813.2

MX US 1, INC.
BYLAWS

TABLE OF CONTENTS

MX US 1, INC.

BYLAWS

Article I. - General.

1.1. Offices. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

1.2. Seal. The seal of the Corporation, if any, shall be in the form of a circle and shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware".

1.3. Fiscal Year. The fiscal year of the Corporation shall be the period from January through December.

Article II. - Stockholders.

2.1. Place of Meetings. All meetings of the stockholders shall be held at the office of the Corporation, except such meetings as the Board of Directors expressly determine shall be held elsewhere or solely by means of remote communication, in which cases meetings may be held upon notice as hereinafter provided at such other place or places within or without the State of Delaware or by remote communication as the Board of Directors shall have determined and as shall be stated in such notice.

2.2. Annual Meeting. The annual meeting of the stockholders shall be held each year on such date and at such time as the Board of Directors may determine. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors by plurality vote by ballot and may transact such other corporate business as may properly be brought before the meeting. At the annual meeting, any business may be transacted, irrespective of whether the notice calling such meeting shall have contained a reference thereto, except where notice is required by law, the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), or these bylaws.

2.3. Quorum. At all meetings of the stockholders the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum requisite for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation or by these bylaws. If, however, such majority shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or by proxy, by a majority vote, shall have power to adjourn the meeting from time to time without notice other than announcement at the meeting until the requisite amount of voting stock shall be present. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting, at which the requisite amount of voting stock shall be represented, any business may be transacted which might have been transacted if the meeting had been held as originally called.

2.4. Right to Vote; Proxies. Each holder of a share or shares of capital stock of the Corporation having the right to vote at any meeting shall be entitled to one vote for each such share of stock held by such holder. Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by proxy, but no proxy which is dated more than three years prior to the meeting at which it is offered shall confer the right to vote thereat unless the proxy provides that it shall be effective for a longer period. A proxy may be granted by a writing executed by the stockholder or his authorized officer, director, employee or agent or by transmission or authorization of transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, subject to the conditions set forth in Section 212 of the Delaware General Corporation Law, as it may be amended from time to time (the "Delaware GCL").

2.5. Voting. At all meetings of stockholders, except as otherwise expressly provided for by statute, the Certificate of Incorporation or these bylaws, (i) in all matters other than the election of directors, the affirmative vote of a majority of shares present in person or by means of remote communication or represented by proxy at the meeting and entitled to vote on such matter shall be the act of the stockholders and (ii) directors shall be elected by a plurality of the votes of the shares present in person or by means of remote communication or represented by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise expressly provided by law, the Certificate of Incorporation or these bylaws, at all meetings of stockholders the voting shall be by voice vote, but any stockholder qualified to vote on the matter in question may demand a stock vote, by shares of stock, upon such question, whereupon such stock vote shall be taken by ballot which may be by electronic transmission by any stockholder present by means of remote communication, each of which shall state the name of the stockholder voting and the number of shares voted by such stockholder, and, if such ballot be cast by a proxy, it shall also state the name of the proxy.

2.6. Notice of Annual Meetings. Written notice of the annual meeting of the stockholders, stating the time, the place, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, shall be sent not less than ten (10) nor more than sixty (60) days prior to the meeting. It shall be the duty of every stockholder to furnish to the Secretary of the Corporation or to the transfer agent, if any, of the class of stock owned by such stockholder, his post-office address and to notify said Secretary or transfer agent of any change therein.

2.7. Stockholders' List. A complete list of the stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder, and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary and shall be open to examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days before such meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours at the principal office of the corporation, and said list shall be open to examination during the whole time of said meeting, at the place of said meeting, or, if the meeting held is by remote communication, on a reasonably accessible electronic network and the information required to access such list shall be provided with the notice of the meeting.

2.8. Special Meetings. Special meetings of the stockholders for any purpose or purposes, unless otherwise provided by statute, may be called by the Board of Directors, the Chairman of the Board, if any, the President or any Vice President.

2.9. Notice of Special Meetings. Written notice of a special meeting of stockholders, stating the time, the place, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the object thereof, shall be sent not less than ten (10) nor more than sixty (60) days before such meeting, to each stockholder entitled to vote thereat, either in paper form or electronic form pursuant to each stockholder's instructions on record with the Corporation. No business may be transacted at such meeting except that referred to in said notice, or in a supplemental notice given also in compliance with the provisions hereof, or such other business as may be germane or supplementary to that stated in said notice or notices.

2.10. Inspectors.

1. One or more inspectors may be appointed by the Board of Directors before or at any meeting of stockholders, or, if no such appointment shall have been made, the presiding officer may make such appointment at the meeting. At the meeting for which the inspector or inspectors are appointed, he, she or they shall open and close the polls, receive and take charge of the proxies and ballots, and decide all questions touching on the qualifications of voters, the validity of proxies and the acceptance and rejection of votes. If any inspector previously appointed shall fail to attend or refuse or be unable to serve, the presiding officer shall appoint an inspector in his place.

2. At any time at which the Corporation has a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association, or (iii) held of record by more than 2,000 stockholders, the provisions of Section 231 of the Delaware GCL with respect to inspectors of election and voting procedures shall apply, in lieu of the provisions of paragraph (l) of this §2.10.

2.11. Stockholders' Consent in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required by law to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this §2.11 to the Corporation, written consents signed by a sufficient number of stockholders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its principal place of business or to an officer or agent of the Corporation having custody of the book in which the proceedings of meetings of stockholders are recorded. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Article III. - Directors.

3.1. Number of Directors. Except as otherwise provided by law, the Certificate of Incorporation or these bylaws, the property and business of the Corporation shall be managed by or under the direction of a board of not less than one nor more than thirteen directors. Within the limits specified, the number of directors shall be determined by resolution of the Board of Directors or by the stockholders at the annual meeting. Directors need not be stockholders, residents of Delaware or citizens of the United States. The directors shall be elected by ballot at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify or until his earlier resignation or removal; provided that in the event of failure to hold such meeting or to hold such election at such meeting, such election may be held at any special meeting of the stockholders called for that purpose. If the office of any director becomes vacant by reason of death, resignation, disqualification, removal, failure to elect, or otherwise, the remaining directors, although more or less than a quorum, by a majority vote of such remaining directors may elect a successor or successors who shall hold office for the unexpired term.

3.2. Change in Number of Directors; Vacancies. The maximum number of directors may be increased by an amendment to these bylaws adopted by a majority vote of the Board of Directors or by a majority vote of the capital stock having voting power, and if the number of directors is so increased by action of the Board of Directors or of the stockholders or otherwise, then the additional directors may be elected in the manner provided above for the filling of vacancies in the Board of Directors or at the annual meeting of stockholders or at a special meeting called for that purpose.

3.3. Resignation. Any director of this Corporation may resign at any time by giving notice in writing or by electronic transmission to the Chairman of the Board, if any, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, at the time of receipt if no time is specified therein and at the time of acceptance if the effectiveness of such resignation is conditioned upon its acceptance. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.4. Removal. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

3.5. Place of Meetings and Books. The Board of Directors may hold their meetings and keep the books of the Corporation outside the State of Delaware, at such places as they may from time to time determine.

3.6. General Powers. In addition to the powers and authority expressly conferred upon them by these bylaws, the board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

3.7. Executive Committee. There may be an executive committee of one or more directors designated by resolution passed by a majority of the whole board. The act of a majority of the members of such committee shall be the act of the committee. Said committee may meet at stated times or on notice to all by any of their own number, and shall have and may exercise those powers of the Board of Directors in the management of the business affairs of the Company as are provided by law and may authorize the seal of the Corporation to be affixed to all papers which may require it. Vacancies in the membership of the committee shall be filled by the Board of Directors at a regular meeting or at a special meeting called for that purpose.

3.8. Other Committees. The Board of Directors may also designate one or more committees in addition to the executive committee, by resolution or resolutions passed by a majority of the whole board; such committee or committees shall consist of one or more directors of the Corporation, and to the extent provided in the resolution or resolutions designating them, shall have and may exercise specific powers of the Board of Directors in the management of the business and affairs of the Corporation to the extent permitted by statute and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

3.9. Powers Denied to Committees. Committees of the Board of Directors shall not, in any event, have any power or authority to amend the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares adopted by the Board of Directors as provided in Section 151(a) of the Delaware GCL, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the stockholders a dissolution of the Corporation or a revocation of a dissolution or to amend the bylaws of the Corporation. Further, no committee of the Board of Directors shall have the power or authority to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership and merger pursuant to Section 253 of the Delaware GCL, unless the resolution or resolutions designating such committee expressly so provides.

3.10. Substitute Committee Member. In the absence or on the disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of such absent or disqualified member. Any committee shall keep regular minutes of its proceedings and report the same to the board as may be required by the board.

3.11. Compensation of Directors. The Board of Directors shall have the power to fix the compensation of directors and members of committees of the Board. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.12. Annual Meeting. The newly elected board may meet at such place and time as shall be fixed and announced by the presiding officer at the annual meeting of stockholders, for the purpose of organization or otherwise, and no further notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or they may meet at such place and time as shall be stated in a notice given to such directors two (2) days prior to such meeting, or as shall be fixed by the consent in writing of all the directors.

3.13. Regular Meetings. Regular meetings of the board may be held without notice at such time and place as shall from time to time be determined by the board.

3.14. Special Meetings. Special meetings of the board may be called by the Chairman of the Board, if any, or the President, on two (2) days notice to each director, or such shorter period of time before the meeting as will nonetheless be sufficient for the convenient assembly of the directors so notified; special meetings shall be called by the Secretary in like manner and on like notice, on the written request of two or more directors.

3.15. Quorum. At all meetings of the Board of Directors, a majority of the total number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically permitted or provided by statute, or by the Certificate of Incorporation, or by these bylaws. If at any meeting of the board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at said meeting which shall be so adjourned.

3.16. Telephonic Participation in Meetings. Members of the Board of Directors or any committee designated by such board may participate in a meeting of the board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

3.17. Action by Consent. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission and such consent is filed in paper form with the minutes of proceedings of the board or committee.

Article IV. - Officers.

4.1. Selection; Statutory Officers. The officers of the Corporation shall be chosen by the Board of Directors. There shall be a President, a Secretary and a Treasurer, and there may be a Chairman of the Board of Directors, one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers, as the Board of Directors may elect. Any number of offices may be held by the same person.

4.2. Time of Election. The officers above named shall be chosen by the Board of Directors at its first meeting after each annual meeting of stockholders. None of said officers need be a director.

4.3. Additional Officers. The board may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

4.4. Terms of Office. Each officer of the Corporation shall hold office until his successor is chosen and qualified, or until his earlier resignation or removal. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors.

4.5. Compensation of Officers. The Board of Directors shall have power to fix the compensation of all officers of the Corporation. It may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to fix the compensation of such subordinate officers.

4.6. <u>Chairman of the Board</u>. The Chairman of the Board of Directors shall preside at all meetings of the stockholders and directors, and shall have such other duties as may be assigned to the Chairman from time to time by the Board of Directors.

4.7. <u>President</u>. Unless the Board of Directors otherwise determines, the President shall be the chief executive officer and head of the Corporation. Unless there is a Chairman of the Board, the President shall preside at all meetings of directors and stockholders. Under the supervision of the Board of Directors and of the executive committee, the President shall have the general control and management of its business and affairs, subject, however, to the right of the Board of Directors and of the executive committee to confer any specific power, except such as may be by statute exclusively conferred on the President, upon any other officer or officers of the Corporation. The President shall perform and do all acts and things incident to the position of President and such other duties as may be assigned to the Chairman from time to time by the Board of Directors or the executive committee.

4.8. <u>Vice-Presidents</u>. The Vice-Presidents shall perform such of the duties of the President on behalf of the Corporation as may be respectively assigned to them from time to time by the Board of Directors or by the executive committee or by the President. The Board of Directors or the executive committee may designate one of the Vice-Presidents as the Executive Vice-President, and in the absence or inability of the President to act, such Executive Vice-President shall have and possess all of the powers and discharge all of the duties of the President, subject to the control of the board and of the executive committee.

4.9. <u>Treasurer</u>. The Treasurer shall have the care and custody of all the funds and securities of the Corporation which may come into his hands as Treasurer, and the power and authority to endorse checks, drafts and other instruments for the payment of money for deposit or collection when necessary or proper and to deposit the same to the credit of the Corporation in such bank or banks or depository as the Board of Directors or the executive committee, or the officers or agents to whom the Board of Directors or the executive committee may delegate such authority, may designate, and the Treasurer may endorse all commercial documents requiring endorsements for or on behalf of the Corporation. The Treasurer may sign all receipts and vouchers for the payments made to the Corporation. The Treasurer shall render an account of his transactions to the Board of Directors or to the executive committee as often as the board or the committee shall require the same. The Treasurer shall enter regularly in the books to be kept by the Treasurer for that purpose full and adequate account of all moneys received and paid by the Treasurer on account of the Corporation. The Treasurer shall perform all acts incident to the position of Treasurer, subject to the control of the Board of Directors and of the executive committee. The Treasurer shall when requested, pursuant to vote of the Board of Directors or the executive committee, give a bond to the Corporation conditioned for the faithful performance of his duties, the expense of which bond shall be borne by the Corporation.

4.10. Secretary. The Secretary shall keep the minutes of all meetings of the Board of Directors and of the stockholders; the Secretary shall attend to the giving and serving of all notices of the Corporation. Except as otherwise ordered by the Board of Directors or the executive committee, the Secretary shall attest the seal of the Corporation upon all contracts and instruments executed under such seal and shall affix the seal of the Corporation thereto and to all certificates of shares of capital stock of the Corporation. The Secretary shall have charge of the stock certificate book, transfer book and stock ledger, and such other books and papers as the Board of Directors or the executive committee may direct. The Secretary shall, in general, perform all the duties of Secretary, subject to the control of the Board of Directors and of the executive committee.

4.11. Assistant Secretary. The Board of Directors or any two of the officers of the Corporation acting jointly may appoint or remove one or more Assistant Secretaries of the Corporation. Any Assistant Secretary upon his appointment shall perform such duties of the Secretary, and also any and all such other duties as the executive committee or the Board of Directors or the President or the Executive Vice-President or the Treasurer or the Secretary may designate.

4.12. Assistant Treasurer. The Board of Directors or any two of the officers of the Corporation acting jointly may appoint or remove one or more Assistant Treasurers of the Corporation. Any Assistant Treasurer upon his appointment shall perform such of the duties of the Treasurer, and also any and all such other duties as the executive committee or the Board of Directors or the President or the Executive Vice-President or the Treasurer or the Secretary may designate.

4.13. Subordinate Officers. The Board of Directors may select such subordinate officers as it may deem desirable. Each such officer shall hold office for such period, have such authority, and perform such duties as the Board of Directors may prescribe. The Board of Directors may, from time to time, authorize any officer to appoint and remove subordinate officers and to prescribe the powers and duties thereof.

Article V. - Stock.

5.1. Stock. Each stockholder shall be entitled to a certificate or certificates of stock of the Corporation in such form as the Board of Directors may from time to time prescribe. The certificates of stock of the Corporation shall be numbered and shall be entered in the books of the Corporation as they are issued. They shall certify the holder's name and number and class of shares and shall be signed by both of (i) either the Chairperson or Vice Chairperson of the Board of Directors, or the President or Vice President, and (ii) any one of the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, and may, but need not, be sealed with the corporate seal of the Corporation. If such certificate is countersigned (1) by a transfer agent other than the Corporation or its employee, or, (2) by a registrar other than the Corporation or its employee, the signature of the officers of the Corporation and the corporate seal may be facsimiles. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature shall have been used thereon had not ceased to be such officer or officers of the Corporation.

5.2. Fractional Share Interests. The Corporation may, but shall not be required to, issue fractions of a share. If the Corporation does not issue fractions of a share, it shall (i) arrange for the disposition of fractional interests by those entitled thereto, (ii) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (iii) issue scrip or warrants in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the Corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the Corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

5.3. Transfers of Stock. Subject to any transfer restrictions then in force, the shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers or to such other person as the directors may designate by whom they shall be cancelled and new certificates shall thereupon be issued. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof save as expressly provided by the laws of Delaware.

5.4. Record Date. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no such record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed; and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.5. Transfer Agent and Registrar. The Board of Directors may appoint one or more transfer agents or transfer clerks and one or more registrars and may require all certificates of stock to bear the signature or signatures of any of them.

5.6. Dividends.

1. Power to Declare. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation and the laws of Delaware.

2. Reserves. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

5.7. Lost, Stolen or Destroyed Certificates. No certificates for shares of stock of the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of the loss, theft or destruction and upon indemnification of the Corporation and its agents to such extent and in such manner as the Board of Directors may from time to time prescribe.

5.8. Inspection of Books. The stockholders of the Corporation, by a majority vote at any meeting of stockholders duly called, or in case the stockholders shall fail to act, the Board of Directors shall have power from time to time to determine whether and to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation (other than the stock ledger) or any of them, shall be open to inspection of stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation except as conferred by statute or authorized by the Board of Directors or by a resolution of the stockholders.

Article VI. - Miscellaneous Management Provisions.

6.1. Checks, Drafts and Notes. All checks, drafts or orders for the payment of money, and all notes and acceptances of the Corporation shall be signed by such officer or officers, agent or agents as the Board of Directors may designate.

6.2. Notices.

1. Notices to directors and stockholders may be (i) in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the Corporation, (ii) by facsimile telecommunication, when directed to a number at which the director or stockholder has consented to receive notice, (iii) by electronic mail, when directed to an electronic mail address at which the director or stockholder has consented to receive notice, (iv) by other electronic transmission, when directed to the director or stockholder. Notice by mail shall be deemed to be given at the time when the same shall be mailed.

2. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation of the Corporation of the Corporation or of these bylaws, a written waiver signed by the person or persons entitled to said notice, or waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein or the meeting or action to which such notice relates, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

6.3. Conflict of Interest. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board of or committee thereof which authorized the contract or transaction, or solely because his or their votes are counted for such purpose, if: (i) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders of the Corporation entitled to vote thereon, and the contract or transaction as specifically approved in good faith by vote of such stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

6.4. Voting of Securities owned by this Corporation. Subject always to the specific directions of the Board of Directors, (i) any shares or other securities issued by any other Corporation and owned or controlled by this Corporation may be voted in person at any meeting of security holders of such other corporation by the President of this Corporation if he or she is present at such meeting, or in the President's absence by the Treasurer of this Corporation if he or she is present at such meeting, and (ii) whenever, in the judgment of the President, it is desirable for this Corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other Corporation and owned by this Corporation, such proxy or consent shall be executed in the name of this Corporation by the President, without the necessity of any authorization by the Board of Directors, affixation of corporate seal or countersignature or attestation by another officer, provided that if the President is unable to execute such proxy or consent by reason of sickness, absence from the United States or other similar cause, the Treasurer may execute such proxy or consent. Any person or persons designated in the manner above stated as the proxy or proxies of this Corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by this Corporation the same as such shares or other securities might be voted by this Corporation.

Article VII. - Indemnification.

7.1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of being or having been a director or officer of the Corporation or serving or having served at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "Indemnitee"), whether the basis of such proceeding is alleged action or failure to act in an official capacity as a director, trustee, officer, employee or agent or in any other capacity while serving as a director, trustee, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto) (as used in this Article 7, the "Delaware Law"), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of the Indemnitee's heirs, executors and administrators; provided, however, that, except as provided in §7.2 hereof with respect to Proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this Article 7 shall be a contract right and shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such Proceeding in advance of its final disposition (an "Advancement of Expenses"); provided, however, that, if the Delaware Law so requires, an Advancement of Expenses incurred by an Indemnitee shall be made only upon delivery to the Corporation of an undertaking (an "Undertaking"), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a "Final Adjudication") that such Indemnitee is not entitled to be indemnified for such expenses under this Article 7 or otherwise.

7.2. Right of Indemnitee to Bring Suit. If a claim under §7.1 hereof is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be twenty days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking the Corporation shall be entitled to recover such expenses upon a Final Adjudication that, the Indemnitee has not met the applicable standard of conduct set forth in the Delaware Law. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, under this Article 7 or otherwise shall be on the Corporation.

7.3. Non-Exclusivity of Rights. The rights to indemnification and to the Advancement of Expenses conferred in this Article 7 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

7.4. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under this Article 7 or under the Delaware Law.

7.5. Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and to the Advancement of Expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article 7 with respect to the indemnification and Advancement of Expenses of directors and officers of the Corporation.

Article VIII. - Amendments.

8.1. Amendments. The bylaws of the Corporation may be altered, amended or repealed at any meeting of the Board of Directors upon notice thereof in accordance with these bylaws, or at any meeting of the stockholders by the vote of the holders of the majority of the stock issued and outstanding and entitled to vote at such meeting, in accordance with the provisions of the Certificate of Incorporation and of the laws of Delaware.

Exhibit C-5 – MX US 2, Inc. Articles of Incorporation and By-Laws

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MX US 2, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF AUGUST, A.D. 2008, AT 12:13 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4480847 8100

080890648

AUTHENTICATION: 6805693

DATE: 08-21-08

You may verify this certificate online at corp.delaware.gov/authver.shtml

Division of Corporations
Delivered 12:13 PM 08/21/2008
FILED 12:13 PM 08/21/2008
SRV 080890648 - 4480847 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MX US 2, INC.

MX US 2, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended (the "DGCL"), does hereby certify, pursuant to Sections 228, 242, and 245 of the DGCL, that:

(a) The name of the Corporation is MX US 2, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 27, 2007.

(b) This Amended and Restated Certificate of Incorporation (this "Amended and Restated Certificate of Incorporation"), which restates and amends the original Certificate of Incorporation of the Corporation, was duly adopted in accordance with the provisions of Section 242 and 245 of the DGCL, and was approved by the written consent of the stockholders of the Corporation given in accordance with the provisions of Section 228 of the DGCL;

The text of the Certificate of Incorporation is hereby amended and restated to read as herein set forth in full:

FIRST: The name of the corporation is:

MX US 2, Inc.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 3,000 shares, consisting of 2,000 shares of Common Stock, $0.01 par value per share ("Common Stock"), and 1,000 shares of Preferred Stock, $0.01 par value per share, all of which are designated as Series A Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock").

The following is a statement of the powers, designations, preferences, privileges, and relative, participating, optional, and other special rights of the Common Stock and Series A Preferred Stock, respectively:

A. COMMON STOCK

1. Increase or Decrease in Authorized Number. The number of authorized shares of Common Stock may be increased or decreased (but not below the combined number of shares thereof then outstanding) by the affirmative vote of the holders of the majority of the stock

of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

2. Voting Rights. Except as otherwise required by law, and subject to the voting rights provided to the holders of any series of Preferred Stock, the holders of Common Stock shall have full voting rights and powers to vote on all matters submitted to stockholders of the Corporation for vote, consent or approval, and each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such holder.

3. Dividend, Liquidation and Other Rights. Each share of Common Stock issued and outstanding shall be identical in all respects with each other such share, and no dividends shall be paid on any shares of Common Stock unless the same dividend is paid on all shares of Common Stock outstanding at the time of such payment and all dividends due and payable upon outstanding shares of Series A Preferred Stock have first been paid in full. Except for and subject to those rights expressly granted to the holders of Preferred Stock and except as may be provided by the laws of the State of Delaware, the holders of Common Stock shall have all other rights of stockholders, including, without limitation, (a) the right to receive dividends, when and as declared by the Board of Directors, out of assets lawfully available therefor, and (b) in the event of any distribution of assets upon a liquidation or otherwise, the right to receive ratably and equally all the assets and funds of the Corporation remaining after the payment to the holders of the Preferred Stock or of any other class or series of stock ranking senior to the Common Stock upon liquidation of the specific preferential amounts which they are entitled to receive upon such liquidation.

B. SERIES A PREFERRED STOCK

The rights, preferences, privileges and restrictions granted to and imposed upon the Series A Preferred Stock are set forth in this Division B of Article Fourth. All cross-references contained in this Division B of Article Fourth refer to other paragraphs and/or sections within this Division B of Article Fourth.

1. Ranking. The Series A Preferred Stock shall rank senior to the Common Stock or any other class or series of capital stock of the Corporation for all purposes, including without limitation as to dividends, and distribution of assets on liquidation, dissolution, or winding-up of the Corporation.

2. Dividends. The holders of Series A Preferred Stock shall be entitled to receive dividends (payable in cash in the form of U.S. Dollars) with respect to any shares of Series A Preferred Stock held by them, on the last day of each calendar quarter, in an amount per share equal to 8% (the "Dividend Rate"), multiplied by the original issue price of such shares, divided by four (4). Such dividends shall be cumulative and shall accumulate as of the date on which they become payable, whether or not (i) restrictions exist in respect of their payment, (ii) the Corporation has funds legally available for payment of such dividends, or (iii) such dividends are declared or authorized. Interest on such accrued but unpaid dividends shall accrue at the Dividend Rate.

3. Liquidation Preference. In the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, shall be distributed in the following order of priority:

(a) The holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of the Common Stock, an amount per share equal to the original issuance price (subject to appropriate adjustment upon the occurrence of any stock split, stock dividend, reverse stock split or combination of the outstanding shares of Series A Preferred Stock after the original date of issue of such Series A Preferred Shares) and, in addition, an amount equal to any dividends due but unpaid on the Series A Preferred Stock. If the assets of the Corporation available for distribution to the holders of Series A Preferred Stock shall be insufficient to permit the payment of the full preferential amount set forth herein, then the holders of shares of Series A Preferred Stock shall share in any distribution of the assets of the Corporation in proportion to the respective amounts which would be payable to them in respect of the shares of the Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares upon distribution were paid in full.

(b) After distribution to the holders of Series A Preferred Stock of the full preferential amount set forth in Section 3(a) above, the remaining assets of the Corporation available for distribution, if any, to the stockholders of the Corporation shall be distributed to the holders of shares of Common Stock, to the exclusion of the holders of Series A Preferred Stock, ratably based on the number of shares of Common Stock then held by each in accordance with Article Fourth A.3.

(c) Unless the holders of a majority of the outstanding shares of Series A Preferred Stock elect otherwise, a consolidation or merger of the Corporation with or into any other corporation, partnership, limited liability company or other entity (other than any such merger or consolidation in which the holders of capital stock of the Corporation immediately prior to such merger or consolidation beneficially own, directly or indirectly, a majority of the outstanding capital stock or equity interest of the surviving corporation, partnership, limited liability company or other entity immediately after such merger or consolidation), or a sale or other transfer of all or substantially all of the assets of the Corporation will be regarded as a liquidation, dissolution, or winding-up of the affairs of the Corporation within the meaning of this Section 3.

4. Voting Rights. Except as may be required by the DGCL, the holders of Series A Preferred Stock shall have no voting rights except that without the approval of holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, and so long as any shares of Series A Preferred Stock remain outstanding the Corporation shall not:

(a) create any class of stock ranking on par with or senior to the Series A Preferred Stock with respect to either dividends or distributions of assets in liquidation, dissolution or winding-up of the Corporation; or

(b) amend the preferences, powers, rights or limitations of the Series A Preferred Stock.

FIFTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for defining and regulating the powers of the corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the corporation by statute:

(A) The election of directors need not be by written ballot.

(B) The board of directors shall have the power and authority:

(1) to adopt, amend or repeal the bylaws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the bylaws;

(2) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the corporation, including after-acquired property, and to exercise all of the powers of the corporation in connection therewith; and

(3) subject to any provision of the bylaws of the corporation, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the corporation except as conferred by statute or authorized by the bylaws of the corporation or by the board of directors.

SIXTH: No director of the corporation shall be personally liable to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article Sixth shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Sixth shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

SEVENTH: The Corporation will indemnify each director of the Corporation, his heirs, executors, and administrators, and may indemnify each officer, employee, and agent of the Corporation, his heirs, executors, administrators, and all other persons whom the Corporation is authorized to indemnify under the provisions of the DGCL, to the maximum extent permitted by law (a) against all expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, or in connection with any appeal therein, or otherwise, and (b) against all expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit by or in the right of the Corporation, or in connection with any appeal therein, or otherwise; and no provision of this Article Seventh is intended to be construed as limiting, prohibiting, denying or abrogating any of the general or specific powers or rights conferred by the DGCL upon the Corporation to furnish, or upon any court to award, such indemnification, or indemnification as otherwise authorized pursuant to the DGCL or any other law now or hereafter in effect.

The Corporation's Board of Directors may in its discretion authorize the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the foregoing paragraph of this Article Seventh.

EIGHTH: Subject to such limitations as may be from time to time imposed by other provisions of this Certificate of Incorporation, by the bylaws of the Corporation, by applicable statutory or other law, or by any contract or agreement to which the Corporation is or may become party, the Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 21st day of August, 2008.

MX US 2, Inc.

By: /s/ Alain Miquelon
Name: Alain Miquelon
Title: President

A/72551964.4

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 21 day of August, 2008.

MX US 2, Inc.

By: ______________________

Alain Miquelon
President

[Signature Page for the Amended and Restated Certificate of Incorporation of MX US 2, Inc.]

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "MX US 2, INC.", FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF DECEMBER, A.D. 2007, AT 4:05 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4480847 8100

071367218

AUTHENTICATION: 6267792

DATE: 12-27-07

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:03 PM 12/27/2007
FILED 04:05 PM 12/27/2007
SRV 071367218 - 4480847 FILE

CERTIFICATE OF INCORPORATION
OF
MX US 2, INC.

FIRST: The name of the corporation is:

MX US 2, Inc.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of capital stock which the corporation shall have authority to issue is three thousand (3,000) shares, and the par value of each of such shares is one cent ($0.01), amounting in the aggregate to thirty dollars ($30.00) of capital stock.

FIFTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
Kathrine J LeBlanc	c/o Bingham McCutchen LLP 150 Federal Street Boston, MA 02110

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for defining and regulating the powers of the corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the corporation by statute:

(a) The election of directors need not be by written ballot.

(b) The board of directors shall have the power and authority:

(1) to adopt, amend or repeal by-laws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the by-laws;

(2) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the corporation, including after-acquired property, and to exercise all of the powers of the corporation in connection therewith; and

(3) subject to any provision of the by-laws of the corporation, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the

corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the corporation except as conferred by statute or authorized by the by-laws of the corporation or by the board of directors.

SEVENTH: No director of the corporation shall be personally liable to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article Seventh shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

EIGHTH: The Company will indemnify each director of the Company, his heirs, executors, and administrators, and may indemnify each officer, employee, and agent of the Company, his heirs, executors, administrators, and all other persons whom the Company is authorized to indemnify under the provisions of the DGCL, to the maximum extent permitted by law (a) against all expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, or in connection with any appeal therein, or otherwise, and (b) against all expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit by or in the right of the Company, or in connection with any appeal therein, or otherwise; and no provision of this Article Seventh is intended to be construed as limiting, prohibiting, denying or abrogating any of the general or specific powers or rights conferred by the DGCL upon the Company to furnish, or upon any court to award, such indemnification, or indemnification as otherwise authorized pursuant to the DGCL or any other law now or hereafter in effect.

The Company's Board of Directors may in its discretion authorize the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the foregoing paragraph of this Article Seventh.

NINTH: Whenever a compromise or arrangement is proposed between the Company and its creditors or any class of them and/or between the Company and its stockholders or any Class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Company or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Company under the provisions of Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Company under the provisions of Section 279 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Company, as the case may be, to be summoned in such a manner as the said court directs. If at least a majority of the number representing three-fourths (3/4ths) in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Company, as the case may be, agree to any compromise or arrangement and to any reorganization of the Company as a consequence of such compromise or arrangement, the compromise or arrangement and the said reorganization will, if sanctioned by the court to which the said application has been made, be binding on all creditors or class of creditors, and/or stockholders or class of stockholders of the Company, as the case may be, and also on the Company.

TENTH: Subject to such limitations as may be from time to time imposed by other provisions of this Certificate of Incorporation, by the by-laws of the Company, by applicable statutory or other law, or by any contract or agreement to which the Company is or may become party, the Company reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts stated herein are true, and accordingly have hereunto set my hand this 27th day of December, 2007.

Kathrine J. LeBlanc
Sole Incorporator

CERTIFICATE OF INCORPORATION
OF
MX US 2, INC.

FIRST: The name of the corporation is:

MX US 2, Inc.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of capital stock which the corporation shall have authority to issue is three thousand (3,000) shares, and the par value of each of such shares is one cent ($0.01), amounting in the aggregate to thirty dollars ($30.00) of capital stock.

FIFTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
Kathrine J. LeBlanc	c/o Bingham McCutchen LLP 150 Federal Street Boston, MA 02110

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for defining and regulating the powers of the corporation and its directors and stockholders and are in furtherance and not in limitation of the powers conferred upon the corporation by statute:

(a) The election of directors need not be by written ballot.

(b) The board of directors shall have the power and authority:

(1) to adopt, amend or repeal by-laws of the corporation, subject only to such limitation, if any, as may be from time to time imposed by law or by the by-laws;

(2) to the full extent permitted or not prohibited by law, and without the consent of or other action by the stockholders, to authorize or create mortgages, pledges or other liens or encumbrances upon any or all of the assets, real, personal or mixed, and franchises of the corporation, including after-acquired property, and to exercise all of the powers of the corporation in connection therewith; and

(3) subject to any provision of the by-laws of the corporation, to determine whether, to what extent, at what times and places and under what conditions and regulations the accounts, books and papers of the

corporation (other than the stock ledger), or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account, book or paper of the corporation except as conferred by statute or authorized by the by-laws of the corporation or by the board of directors.

SEVENTH: No director of the corporation shall be personally liable to the corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article Seventh shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

EIGHTH: The Company will indemnify each director of the Company, his heirs, executors, and administrators, and may indemnify each officer, employee, and agent of the Company, his heirs, executors, administrators, and all other persons whom the Company is authorized to indemnify under the provisions of the DGCL, to the maximum extent permitted by law (a) against all expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, or in connection with any appeal therein, or otherwise, and (b) against all expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit by or in the right of the Company, or in connection with any appeal therein, or otherwise; and no provision of this Article Seventh is intended to be construed as limiting, prohibiting, denying or abrogating any of the general or specific powers or rights conferred by the DGCL upon the Company to furnish, or upon any court to award, such indemnification, or indemnification as otherwise authorized pursuant to the DGCL or any other law now or hereafter in effect.

The Company's Board of Directors may in its discretion authorize the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the foregoing paragraph of this Article Seventh.

NINTH: Whenever a compromise or arrangement is proposed between the Company and its creditors or any class of them and/or between the Company and its stockholders or any Class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Company or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Company under the provisions of Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Company under the provisions of Section 279 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Company, as the case may be, to be summoned in such a manner as the said court directs. If at least a majority of the number representing three-fourths (3/4ths) in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Company, as the case may be, agree to any compromise or arrangement and to any reorganization of the Company as a consequence of such compromise or arrangement, the compromise or arrangement and the said reorganization will, if sanctioned by the court to which the said application has been made, be binding on all creditors or class of creditors, and/or stockholders or class of stockholders of the Company, as the case may be, and also on the Company.

TENTH: Subject to such limitations as may be from time to time imposed by other provisions of this Certificate of Incorporation, by the by-laws of the Company, by applicable statutory or other law, or by any contract or agreement to which the Company is or may become party, the Company reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts stated herein are true, and accordingly have hereunto set my hand this 27th day of December, 2007.

Kathrine J. LeBlanc
Sole Incorporator

MX US 2, INC.

STATEMENT OF ORGANIZATION OF THE INCORPORATOR

December 27, 2007

The undersigned, being the sole incorporator of MX US 2, Inc., a Delaware corporation (the "Corporation"), hereby certifies pursuant to Section 108 of the General Corporation Law of the State of Delaware that:

1. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 27, 2007 and is being recorded in the office of the Recorder of New Castle County, Delaware.

2. The by-laws annexed hereto have been adopted by me as the by-laws of the Corporation.

3. That Joëlle Saint-Arnault has been elected by me as the sole Director of the Corporation, to hold office until the first annual meeting of stockholders and until his or her successor has been duly elected and qualified.

____
Kathrine J. LeBlanc

A/72360457.2

MX US 2, INC.
B Y - L A W S

TABLE OF CONTENTS

MX US 2, INC.

BY-LAWS

Article I. - General.

1.1. **Offices**. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

1.2. **Seal**. The seal of the Corporation, if any, shall be in the form of a circle and shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware".

1.3. **Fiscal Year**. The fiscal year of the Corporation shall be the period from January through December.

Article II. - Stockholders.

2.1. **Place of Meetings**. All meetings of the stockholders shall be held at the office of the Corporation in *[State/Province/Country]*, except such meetings as the Board of Directors expressly determine shall be held elsewhere or solely by means of remote communication, in which cases meetings may be held upon notice as hereinafter provided at such other place or places within or without the State of Wisconsin or by remote communication as the Board of Directors shall have determined and as shall be stated in such notice.

2.2. **Annual Meeting**. The annual meeting of the stockholders shall be held each year on such date and at such time as the Board of Directors may determine. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors by plurality vote by ballot and may transact such other corporate business as may properly be brought before the meeting. At the annual meeting, any business may be transacted, irrespective of whether the notice calling such meeting shall have contained a reference thereto, except where notice is required by law, the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), or these by-laws.

2.3. **Quorum**. At all meetings of the stockholders the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum requisite for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation or by these by-laws. If, however, such majority shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or by proxy, by a majority vote, shall have power to adjourn the meeting from time to time without notice other than announcement at the meeting until the requisite amount of voting stock shall be present. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting, at which the requisite amount of voting stock shall be represented, any business may be transacted which might have been transacted if the meeting had been held as originally called.

2.4. Right to Vote; Proxies. Each holder of a share or shares of capital stock of the Corporation having the right to vote at any meeting shall be entitled to one vote for each such share of stock held by him. Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by proxy, but no proxy which is dated more than three years prior to the meeting at which it is offered shall confer the right to vote thereat unless the proxy provides that it shall be effective for a longer period. A proxy may be granted by a writing executed by the stockholder or his authorized officer, director, employee or agent or by transmission or authorization of transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, subject to the conditions set forth in Section 212 of the Delaware General Corporation Law, as it may be amended from time to time (the "Delaware GCL").

2.5. Voting. At all meetings of stockholders, except as otherwise expressly provided for by statute, the Certificate of Incorporation or these by-laws, (i) in all matters other than the election of directors, the affirmative vote of a majority of shares present in person or by means of remote communication or represented by proxy at the meeting and entitled to vote on such matter shall be the act of the stockholders and (ii) directors shall be elected by a plurality of the votes of the shares present in person or by means of remote communication or represented by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise expressly provided by law, the Certificate of Incorporation or these by-laws, at all meetings of stockholders the voting shall be by voice vote, but any stockholder qualified to vote on the matter in question may demand a stock vote, by shares of stock, upon such question, whereupon such stock vote shall be taken by ballot which may be by electronic transmission by any stockholder present by means of remote communication, each of which shall state the name of the stockholder voting and the number of shares voted by him, and, if such ballot be cast by a proxy, it shall also state the name of the proxy.

2.6. Notice of Annual Meetings. Written notice of the annual meeting of the stockholders, stating the time, the place, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, shall be sent not less than ten (10) nor more than sixty (60) days prior to the meeting. It shall be the duty of every stockholder to furnish to the Secretary of the Corporation or to the transfer agent, if any, of the class of stock owned by him, his post-office address and to notify said Secretary or transfer agent of any change therein.

2.7. Stockholders' List. A complete list of the stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder, and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary and shall be open to examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days before such meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours at the principal office of the corporation, and said list shall be open to examination during the whole time of said meeting, at the place of said meeting, or, if the meeting held is by remote communication, on a reasonably accessible electronic network and the information required to access such list shall be provided with the notice of the meeting.

2.8. Special Meetings. Special meetings of the stockholders for any purpose or purposes, unless otherwise provided by statute, may be called by the Board of Directors, the Chairman of the Board, if any, the President or any Vice President.

2.9. Notice of Special Meetings. Written notice of a special meeting of stockholders, stating the time, the place, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the object thereof, shall be sent not less than ten (10) nor more than sixty (60) days before such meeting, to each stockholder entitled to vote thereat, either in paper form or electronic form pursuant to each stockholder's instructions on record with the Corporation. No business may be transacted at such meeting except that referred to in said notice, or in a supplemental notice given also in compliance with the provisions hereof, or such other business as may be germane or supplementary to that stated in said notice or notices.

2.10. Inspectors.

1. One or more inspectors may be appointed by the Board of Directors before or at any meeting of stockholders, or, if no such appointment shall have been made, the presiding officer may make such appointment at the meeting. At the meeting for which the inspector or inspectors are appointed, he or they shall open and close the polls, receive and take charge of the proxies and ballots, and decide all questions touching on the qualifications of voters, the validity of proxies and the acceptance and rejection of votes. If any inspector previously appointed shall fail to attend or refuse or be unable to serve, the presiding officer shall appoint an inspector in his place.

2. At any time at which the Corporation has a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association, or (iii) held of record by more than 2,000 stockholders, the provisions of Section 231 of the Delaware GCL with respect to inspectors of election and voting procedures shall apply, in lieu of the provisions of paragraph (l) of this §2.10.

2.11. Stockholders' Consent in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required by law to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this §2.11 to the Corporation, written consents signed by a sufficient number of stockholders to take action are delivered to the

Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its principal place of business or to an officer or agent of the Corporation having custody of the book in which the proceedings of meetings of stockholders are recorded. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Article III. - Directors.

3.1. Number of Directors. Except as otherwise provided by law, the Certificate of Incorporation or these by-laws, the property and business of the Corporation shall be managed by or under the direction of a board of not less than one nor more than thirteen directors. Within the limits specified, the number of directors shall be determined by resolution of the Board of Directors or by the stockholders at the annual meeting. Directors need not be stockholders, residents of Delaware or citizens of the United States. The directors shall be elected by ballot at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify or until his earlier resignation or removal; provided that in the event of failure to hold such meeting or to hold such election at such meeting, such election may be held at any special meeting of the stockholders called for that purpose. If the office of any director becomes vacant by reason of death, resignation, disqualification, removal, failure to elect, or otherwise, the remaining directors, although more or less than a quorum, by a majority vote of such remaining directors may elect a successor or successors who shall hold office for the unexpired term.

3.2. **Change in Number of Directors; Vacancies**. The maximum number of directors may be increased by an amendment to these by-laws adopted by a majority vote of the Board of Directors or by a majority vote of the capital stock having voting power, and if the number of directors is so increased by action of the Board of Directors or of the stockholders or otherwise, then the additional directors may be elected in the manner provided above for the filling of vacancies in the Board of Directors or at the annual meeting of stockholders or at a special meeting called for that purpose.

3.3. **Resignation**. Any director of this Corporation may resign at any time by giving notice in writing or by electronic transmission to the Chairman of the Board, if any, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, at the time of receipt if no time is specified therein and at the time of acceptance if the effectiveness of such resignation is conditioned upon its acceptance. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.4. **Removal**. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

3.5. **Place of Meetings and Books**. The Board of Directors may hold their meetings and keep the books of the Corporation outside the State of Delaware, at such places as they may from time to time determine.

3.6. **General Powers**. In addition to the powers and authority expressly conferred upon them by these by-laws, the board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

3.7. **Executive Committee**. There may be an executive committee of one or more directors designated by resolution passed by a majority of the whole board. The act of a majority of the members of such committee shall be the act of the committee. Said committee may meet at stated times or on notice to all by any of their own number, and shall have and may exercise those powers of the Board of Directors in the management of the business affairs of the Company as are provided by law and may authorize the seal of the Corporation to be affixed to all papers which may require it. Vacancies in the membership of the committee shall be filled by the Board of Directors at a regular meeting or at a special meeting called for that purpose.

3.8. Other Committees. The Board of Directors may also designate one or more committees in addition to the executive committee, by resolution or resolutions passed by a majority of the whole board; such committee or committees shall consist of one or more directors of the Corporation, and to the extent provided in the resolution or resolutions designating them, shall have and may exercise specific powers of the Board of Directors in the management of the business and affairs of the Corporation to the extent permitted by statute and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

3.9. Powers Denied to Committees. Committees of the Board of Directors shall not, in any event, have any power or authority to amend the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares adopted by the Board of Directors as provided in Section 151(a) of the Delaware GCL, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the stockholders a dissolution of the Corporation or a revocation of a dissolution or to amend the by-laws of the Corporation. Further, no committee of the Board of Directors shall have the power or authority to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership and merger pursuant to Section 253 of the Delaware GCL, unless the resolution or resolutions designating such committee expressly so provides.

3.10. Substitute Committee Member. In the absence or on the disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of such absent or disqualified member. Any committee shall keep regular minutes of its proceedings and report the same to the board as may be required by the board.

3.11. **Compensation of Directors**. The Board of Directors shall have the power to fix the compensation of directors and members of committees of the Board. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.12. **Annual Meeting**. The newly elected board may meet at such place and time as shall be fixed and announced by the presiding officer at the annual meeting of stockholders, for the purpose of organization or otherwise, and no further notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or they may meet at such place and time as shall be stated in a notice given to such directors two (2) days prior to such meeting, or as shall be fixed by the consent in writing of all the directors.

3.13. **Regular Meetings**. Regular meetings of the board may be held without notice at such time and place as shall from time to time be determined by the board.

3.14. **Special Meetings**. Special meetings of the board may be called by the Chairman of the Board, if any, or the President, on two (2) days notice to each director, or such shorter period of time before the meeting as will nonetheless be sufficient for the convenient assembly of the directors so notified; special meetings shall be called by the Secretary in like manner and on like notice, on the written request of two or more directors.

3.15. **Quorum**. At all meetings of the Board of Directors, a majority of the total number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically permitted or provided by statute, or by the Certificate of Incorporation, or by these by-laws. If at any meeting of the board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at said meeting which shall be so adjourned.

3.16. <u>Telephonic Participation in Meetings</u>. Members of the Board of Directors or any committee designated by such board may participate in a meeting of the board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

3.17. <u>Action by Consent</u>. Unless otherwise restricted by the Certificate of Incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission and such consent is filed in paper form with the minutes of proceedings of the board or committee.

Article IV. - Officers.

4.1. <u>Selection; Statutory Officers</u>. The officers of the Corporation shall be chosen by the Board of Directors. There shall be a President, a Secretary and a Treasurer, and there may be a Chairman of the Board of Directors, one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers, as the Board of Directors may elect. Any number of offices may be held by the same person.

4.2. <u>Time of Election</u>. The officers above named shall be chosen by the Board of Directors at its first meeting after each annual meeting of stockholders. None of said officers need be a director.

4.3. <u>Additional Officers</u>. The board may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

4.4. <u>Terms of Office</u>. Each officer of the Corporation shall hold office until his successor is chosen and qualified, or until his earlier resignation or removal. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors.

4.5. <u>Compensation of Officers</u>. The Board of Directors shall have power to fix the compensation of all officers of the Corporation. It may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to fix the compensation of such subordinate officers.

4.6. Chairman of the Board. The Chairman of the Board of Directors shall preside at all meetings of the stockholders and directors, and shall have such other duties as may be assigned to him from time to time by the Board of Directors.

4.7. President. Unless the Board of Directors otherwise determines, the President shall be the chief executive officer and head of the Corporation. Unless there is a Chairman of the Board, the President shall preside at all meetings of directors and stockholders. Under the supervision of the Board of Directors and of the executive committee, the President shall have the general control and management of its business and affairs, subject, however, to the right of the Board of Directors and of the executive committee to confer any specific power, except such as may be by statute exclusively conferred on the President, upon any other officer or officers of the Corporation. The President shall perform and do all acts and things incident to the position of President and such other duties as may be assigned to him from time to time by the Board of Directors or the executive committee.

4.8. Vice-Presidents. The Vice-Presidents shall perform such of the duties of the President on behalf of the Corporation as may be respectively assigned to them from time to time by the Board of Directors or by the executive committee or by the President. The Board of Directors or the executive committee may designate one of the Vice-Presidents as the Executive Vice-President, and in the absence or inability of the President to act, such Executive Vice-President shall have and possess all of the powers and discharge all of the duties of the President, subject to the control of the board and of the executive committee.

4.9. Treasurer. The Treasurer shall have the care and custody of all the funds and securities of the Corporation which may come into his hands as Treasurer, and the power and authority to endorse checks, drafts and other instruments for the payment of money for deposit or collection when necessary or proper and to deposit the same to the credit of the Corporation in such bank or banks or depository as the Board of Directors or the executive committee, or the officers or agents to whom the Board of Directors or the executive committee may delegate such authority, may designate, and he may endorse all commercial documents requiring endorsements for or on behalf of the Corporation. He may sign all receipts and vouchers for the payments made to the Corporation. He shall render an account of his transactions to the Board of Directors or to the executive committee as often as the board or the committee shall require the same. He shall enter regularly in the books to be kept by him for that purpose full and adequate account of all moneys received and paid by him on account of the Corporation. He shall perform all acts incident to the position of Treasurer, subject to the control of the Board of Directors and of the executive committee. He shall when requested, pursuant to vote of the Board of Directors or the executive committee, give a bond to the Corporation conditioned for the faithful performance of his duties, the expense of which bond shall be borne by the Corporation.

4.10. **Secretary**. The Secretary shall keep the minutes of all meetings of the Board of Directors and of the stockholders; he shall attend to the giving and serving of all notices of the Corporation. Except as otherwise ordered by the Board of Directors or the executive committee, he shall attest the seal of the Corporation upon all contracts and instruments executed under such seal and shall affix the seal of the Corporation thereto and to all certificates of shares of capital stock of the Corporation. He shall have charge of the stock certificate book, transfer book and stock ledger, and such other books and papers as the Board of Directors or the executive committee may direct. He shall, in general, perform all the duties of Secretary, subject to the control of the Board of Directors and of the executive committee.

4.11. **Assistant Secretary**. The Board of Directors or any two of the officers of the Corporation acting jointly may appoint or remove one or more Assistant Secretaries of the Corporation. Any Assistant Secretary upon his appointment shall perform such duties of the Secretary, and also any and all such other duties as the executive committee or the Board of Directors or the President or the Executive Vice-President or the Treasurer or the Secretary may designate.

4.12. **Assistant Treasurer**. The Board of Directors or any two of the officers of the Corporation acting jointly may appoint or remove one or more Assistant Treasurers of the Corporation. Any Assistant Treasurer upon his appointment shall perform such of the duties of the Treasurer, and also any and all such other duties as the executive committee or the Board of Directors or the President or the Executive Vice-President or the Treasurer or the Secretary may designate.

4.13. **Subordinate Officers**. The Board of Directors may select such subordinate officers as it may deem desirable. Each such officer shall hold office for such period, have such authority, and perform such duties as the Board of Directors may prescribe. The Board of Directors may, from time to time, authorize any officer to appoint and remove subordinate officers and to prescribe the powers and duties thereof.

Article V. - Stock.

5.1. **Stock**. Each stockholder shall be entitled to a certificate or certificates of stock of the Corporation in such form as the Board of Directors may from time to time prescribe. The certificates of stock of the Corporation shall be numbered and shall be entered in the books of the Corporation as they are issued. They shall certify the holder's name and number and class of shares and shall be signed by both of (i) either the Chairperson or Vice Chairperson of the Board of Directors, or the President or Vice President, and (ii) any one of the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, and may, but need not, be sealed with the corporate seal of the Corporation. If such certificate is countersigned (l) by a transfer agent other than the Corporation or its employee, or, (2) by a registrar other than the Corporation or its employee, the signature of the officers of the Corporation and the corporate seal may be facsimiles. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature shall have been used thereon had not ceased to be such officer or officers of the Corporation.

5.2. __Fractional Share Interests__. The Corporation may, but shall not be required to, issue fractions of a share. If the Corporation does not issue fractions of a share, it shall (i) arrange for the disposition of fractional interests by those entitled thereto, (ii) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (iii) issue scrip or warrants in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the Corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the Corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

5.3. __Transfers of Stock__. Subject to any transfer restrictions then in force, the shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers or to such other person as the directors may designate by whom they shall be cancelled and new certificates shall thereupon be issued. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof save as expressly provided by the laws of Delaware.

5.4. Record Date. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no such record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed; and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.5. Transfer Agent and Registrar. The Board of Directors may appoint one or more transfer agents or transfer clerks and one or more registrars and may require all certificates of stock to bear the signature or signatures of any of them.

5.6. Dividends.

1. Power to Declare. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of

Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and the laws of Delaware.

2. Reserves. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

5.7. Lost, Stolen or Destroyed Certificates. No certificates for shares of stock of the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of the loss, theft or destruction and upon indemnification of the Corporation and its agents to such extent and in such manner as the Board of Directors may from time to time prescribe.

5.8. Inspection of Books. The stockholders of the Corporation, by a majority vote at any meeting of stockholders duly called, or in case the stockholders shall fail to act, the Board of Directors shall have power from time to time to determine whether and to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation (other than the stock ledger) or any of them, shall be open to inspection of stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation except as conferred by statute or authorized by the Board of Directors or by a resolution of the stockholders.

Article VI. - Miscellaneous Management Provisions.

6.1. Checks, Drafts and Notes. All checks, drafts or orders for the payment of money, and all notes and acceptances of the Corporation shall be signed by such officer or officers, agent or agents as the Board of Directors may designate.

6.2. Notices.

1. Notices to directors and stockholders may be (i) in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the Corporation, (ii) by

facsimile telecommunication, when directed to a number at which the director or stockholder has consented to receive notice, (iii) by electronic mail, when directed to an electronic mail address at which the director or stockholder has consented to receive notice, (iv) by other electronic transmission, when directed to the director or stockholder. Notice by mail shall be deemed to be given at the time when the same shall be mailed.

2. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation of the Corporation of the Corporation or of these by-laws, a written waiver signed by the person or persons entitled to said notice, or waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein or the meeting or action to which such notice relates, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

6.3. Conflict of Interest. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board of or committee thereof which authorized the contract or transaction, or solely because his or their votes are counted for such purpose, if: (i) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders of the Corporation entitled to vote thereon, and the contract or transaction as specifically approved in good faith by vote of such stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

6.4. <u>Voting of Securities owned by this Corporation</u>. Subject always to the specific directions of the Board of Directors, (i) any shares or other securities issued by any other Corporation and owned or controlled by this Corporation may be voted in person at any meeting of security holders of such other corporation by the President of this Corporation if he is present at such meeting, or in his absence by the Treasurer of this Corporation if he is present at such meeting, and (ii) whenever, in the judgment of the President, it is desirable for this Corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other Corporation and owned by this Corporation, such proxy or consent shall be executed in the name of this Corporation by the President, without the necessity of any authorization by the Board of Directors, affixation of corporate seal or countersignature or attestation by another officer, provided that if the President is unable to execute such proxy or consent by reason of sickness, absence from the United States or other similar cause, the Treasurer may execute such proxy or consent. Any person or persons designated in the manner above stated as the proxy or proxies of this Corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by this Corporation the same as such shares or other securities might be voted by this Corporation.

Article VII. - Indemnification.

7.1. <u>Right to Indemnification</u>. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of being or having been a director or officer of the Corporation or serving or having served at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "Indemnitee"), whether the basis of such proceeding is alleged action or failure to act in an official capacity as a director, trustee, officer, employee or agent or in any other capacity while serving as a director, trustee, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto) (as used in this Article 7, the "Delaware Law"), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of the Indemnitee's heirs, executors and administrators; provided, however, that, except as provided in §7.2 hereof with respect to Proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this Article 7 shall be a contract right and shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such Proceeding in advance of its final disposition (an "Advancement of Expenses"); provided, however, that, if the Delaware Law so requires, an Advancement of Expenses incurred by an Indemnitee shall be made only upon delivery to the Corporation of an undertaking (an "Undertaking"), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a "Final Adjudication") that such Indemnitee is not entitled to be indemnified for such expenses under this Article 7 or otherwise.

7.2. Right of Indemnitee to Bring Suit. If a claim under §7.1 hereof is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be twenty days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking the Corporation shall be entitled to recover such expenses upon a Final Adjudication that, the Indemnitee has not met the applicable standard of conduct set forth in the Delaware Law. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the

Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, under this Article 7 or otherwise shall be on the Corporation.

7.3. **Non-Exclusivity of Rights**. The rights to indemnification and to the Advancement of Expenses conferred in this Article 7 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

7.4. **Insurance**. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under this Article 7 or under the Delaware Law.

7.5. **Indemnification of Employees and Agents of the Corporation**. The Corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and to the Advancement of Expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article 7 with respect to the indemnification and Advancement of Expenses of directors and officers of the Corporation.

Article VIII. - Amendments.

8.1. **Amendments**. The by-laws of the Corporation may be altered, amended or repealed at any meeting of the Board of Directors upon notice thereof in accordance with these by-laws, or at any meeting of the stockholders by the vote of the holders of the majority of the stock issued and outstanding and entitled to vote at such meeting, in accordance with the provisions of the Certificate of Incorporation of the Corporation and of the laws of Delaware.

Exhibit C-6 – TMX Group Limited Corporate Structure

TMX Group Ltd
Intercorporate Relationships

TMX carries on business principally directly or indirectly through the companies shown below. This chart outlines the jurisdiction in which each company was incorporated, continued, formed or organized and the percentage of votes attaching to all voting securities of each company held directly or indirectly by TMX Group or its subsidiaries.



TMX Group Limited (Ontario)
100%
Alpha Exchange Inc. (Canada)
100%
TSX Trust Company (Canada)
100%
TMX Investor Solutions Inc. (Canada)
100%
Shorcan Brokers Limited (Ontario)
100%
Montreal Exchange Inc. (Quebec)
100%
Canadian Derivatives Clearing Corporation (Canada)
100%
MX US 1 Inc. (Delaware)
100%
MX US 2 Inc. (Delaware)
51.43%
BOX Holdings Group LLC (Delaware)
100%
BOX Options Market LLC (Delaware)
20%
BOX Exchange LLC (Delaware)
100%
TSX Inc. (Ontario)
100%
TSX Venture Exchange Inc. (Alberta)
100%
The Canadian Depository for Securities Limited (Canada)
100%
CDS Clearing and Depository Services Inc. (Canada)
100%
CDS Innovations Inc. (Canada)
100%
Trayport Holdings Limited (England and Wales)
100%
Trayport Limited (England and Wales)
100%
Trayport PTE Limited (Singapore)
100%
Trayport Austria G.m.b.H. (Austria)
100%
Trayport Germany G.m.b.H. (Germany)

Amendment to:

Exhibit D

Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit D as set forth below.

Response:

2021 financial information is provided for the entities set forth below. Financial information for the Exchange is included in Exhibit I. Financial information for Foreign Indirect Affiliates, as defined in Exhibit C, is not included.

1. Exhibit D-1, BOX Holdings Group LLC

2. Exhibit D-2, BOX Options Market LLC. BOX Options Market LLC has informed the Exchange their audited financial statements are not available. Included here are the unaudited 2021 financial statements; the Exchange will supplement with the BOX Options Market LLC audited financial statements once they are received by the Exchange.

3. Exhibit D-3, BOX Technology LLC

4. Exhibit D-4, TMX Group Limited

5. Exhibit D-5, Bourse de Montréal Inc.

6. Exhibit D-6, MX US 1, Inc.

7. Exhibit D-7, MX US 2, Inc.

BOX EXCHANGE[SM]

Exhibit D-1 – BOX Holdings Group LLC

BOX HOLDINGS GROUP LLC

CONSOLIDATED STATEMENT OF INCOME AND EXPENSE

For the Twelve Months Ended December 31, 2021

Draft - Unaudited

		12 Months Ended
REVENUES		**December 31, 2021**
Transaction Fees	$	66,464,061
OPRA Revenue		4,568,683
Non-Transaction Fees		8,907,550
Service Revenue - BOX Tech		2,079,397
Interest & Other Income		25,000
TOTAL REVENUE	**$**	**82,044,692**
OPERATING EXPENSE		
Professional Sercices	$	8,261,299
Personnel		24,345,549
Amortization / Depreciation		2,176,872
Data Processing & Communication		904,530
Rent & Reparis of Facilities		887,850
Office Related		292,279
Other		222,751
TOTAL OPERATING EXPENSE	**$**	**37,091,130**
NET INCOME	**$**	**44,953,562**

BOX HOLDINGS GROUP LLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2021

Draft - Unaudited

ASSETS		December 31, 2021
Current Assets		
Cash & Cash Equivalents	$	69,052,097
Accounts, Receivavble, net		9,820,650
Deposits & Prepaid Expense		925,760
Note Receivable (Current)		-
Total Current Assets		**79,798,507**
Right of Use Asset		**4,571,563**
Total Fixed Assets, net		**5,790,590**
TOTAL ASSETS	**$**	**90,160,660**
LIABILITIES		
Current Liabilities		
Accounts Payable	$	1,023,508
Accrued Expenses		18,567,984
Short-Term Lease Liability		421,546
Other Current Liabilities		24,541
Total Current Liabilities		20,037,579
Non-Current Liabilities		
Long-Term Lease Liability		4,637,866
Other Non-Current Liabilities		-
Total Non-Current Liabilities		4,637,866
TOTAL LIABILITIES	**$**	**24,675,445**
TOTAL MEMBERS' EQUITY	**$**	**65,485,215**
TOTAL LIABILITIES + MEMBERS' EQUITY	**$**	**90,160,660**

(0)

Exhibit D-2 – BOX Options Market LLC

BOX Options Market LLC

Financial Statements
Year Ended December 31, 2021

BOX Options Market LLC

Financial Statements
Year Ended December 31, 2021

BOX Options Market LLC

Contents

Financial Statements

(*in thousands of US Dollars*)

BOX Options Market LLC

Balance Sheet

(*in thousands of U.S. dollars*)

December 31, 2021		
Assets		
Current Assets:		
Cash	$	59,469
Accounts receivable, net of allowance of $0		9,569
Other current assets		907
Total Current Assets		69,945
Right of use asset – Operating leases (net)		4,423
Computer Equipment, Software and Leasehold Improvements, net		5,663
Total Assets	$	80,031
Liabilities and Member's Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$	18,883
Payable to related parties		506
Operating lease liability – current		383
Total Current Liabilities		19,772
Long-term Liabilities:		
Operating lease liability – long-term		4,576
Total Liabilities		24,348
Member's Equity:		
Member's contributions		27,563
Contributed surplus		9,514
Accumulated dividend distributions		(93,772)
Accumulated earnings		112,378
Total Member's Equity		55,683
Total Liabilities and Member's Equity	$	80,031

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Income

(in thousands of U.S. dollars)

Year ended December 31, 2021		
Revenues:		
Transaction fees	$	66,464
Non-Transaction fees		8,908
Options Price Reporting Authority (OPRA) income		4,569
Total Revenues		79,941
Expenses:		
Professional services:		
Technical and operational		2,729
Professional Services		1,782
External IT services		2,369
Other		208
Employee costs		7,262
Provision for Settlements		16,000
Depreciation and amortization		2,107
Communications and data processing		898
Rent of facilities		713
Office-related		229
Other		113
Total Expenses		34,410
Operating Income		45,531
Interest Income		25
Net Income	$	45,556

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Member's Equity

(in thousands of U.S. dollars)

	Member's Contributions	Contributed Surplus	Accumulated Distributions	Accumulated Earnings	Total Member's Equity
Balance, December 31, 2020	$ 27,563	$ 9,514	$ (82,194)	$ 66,822	$ 21,705
Net income	-	-	-	45,556	45,556
Distributions	-	-	(11,578)	-	(11,578)
Balance, December 31, 2021	$ 27,563	$ 9,514	$ (93,772)	$ 112,378	$ 55,683

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Cash Flows

(*in thousands of U.S. dollars*)

Year ended December 31, 2021		
Cash Provided by Operating Activities:		
Net income	$	45,556
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,107
Non-cash lease expense		795
Changes in operating assets and liabilities:		
Decrease in current portion of notes receivable		1,000
Decrease in accounts receivable		535
Decrease in other current assets		244
Increase in accounts payable and accrued expenses		6,189
Decrease in payable to related parties		(30)
Decrease in deferred rent		(284)
Decrease in lease liability		(259)
Net cash provided by operating activities		55,853
Cash Used in Investing Activities:		
Purchase of computer equipment, leasehold improvements and software		(2,919)
Net cash used in investing activities		(2,919)
Cash Used in Financing Activities:		
Dividend distributions		(11,578)
Net cash used in financing activities		(11,578)
Net Increase in Cash		41,356
Cash, beginning of year		18,113
Cash, end of year	$	59,469

See accompanying notes to financial statements.

1. Nature of Operations

BOX Options Market LLC ("BOX Market" or the "Company") is a Delaware limited liability company which was formed in connection with the May 2012 reorganization (the "Reorganization") of Boston Options Exchange Group LLC.

BOX Market is an equity options market whose principal business is providing a marketplace for Participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). BOX Market includes an electronic trading system as well as a physical trading floor. BOX Market is regulated by BOX Exchange LLC, a recognized national securities exchange regulated by the U.S. Securities and Exchange Commission ("SEC").

BOX Market is a wholly owned subsidiary of BOX Holdings Group LLC ("BOX Holdings"). Substantial equity members in BOX Holdings include MX US 2, Inc. and affiliates of Interactive Brokers Group LLC ("IB"), Citadel Derivatives Group, LLC, Citigroup Financials Products Inc., and others.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Significant areas of judgment include the determination of the fair value of stock appreciation rights and the determination of the useful lives of depreciable assets. Actual results could differ from those estimates.

Cash

Cash includes amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Accounts Receivable, Net

Accounts receivable consist primarily of transaction fees, non-transaction fees and the Company's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA").

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with each customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

Computer Equipment, Software and Leasehold Improvements

Assets consist of computer hardware, equipment, software and leasehold improvements.

BOX Market's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment and software. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, technological innovation, industry trends and changing market conditions.

All of the Company's assets are depreciated using the straight-line method and the estimated useful lives for each of the asset classes is as follows:

Asset Category	Depreciation Period
Hardware and equipment	3 years
Trading-related software	5 years
Leasehold improvements	Minimum Lease Term

Leasehold improvements are amortized over the minimum lease term using the straight-line method. Assets are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is primarily based on expected discounted future cash flows. No impairment charges were recorded during the year ended December 31, 2021.

Appreciation Rights Plan

The Company accounts for its appreciation rights plans using the fair value method, under which the compensation cost attributable to employee awards is measured at the fair value and recognized as Employee Costs, on a tranche basis, over the vesting period of each plan, with a corresponding increase in liabilities. As the appreciation rights are settled in cash, the liability is re-measured at each reporting date and at settlement date based on the fair value of the appreciation rights. Any changes in the liability, if any, are recognized in profit or loss and any payable balance outstanding at the end of the year will be recorded and presented as part of accounts payable and accrued expenses.

Revenue Recognition

In accordance with Accounting Standards Codification No. 606, Revenue from Contracts with Customers (“ASC 606”), the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASC 606"). In accordance with this revenue standard, the Company uses the 5-step approach to analyze all sources of revenue to identify revenue from contracts with customers, which includes transaction fees, OPRA revenue, connectivity fees, port fees and participant fees. Additionally, the company recognizes revenue from interest and other income that is not associated with contracts with customers.

To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

Transaction Fees

Transaction fees are charged to registered market participants on a per trade basis for various types and combinations of trades that are matched and executed through either the Company's proprietary electronic exchange and/or physical open outcry trading floor. The performance obligation for transaction fees is the execution and settlement of trades matched on the Company's exchange. The performance obligation is met at a point in time when transactions are executed, and revenue related to such services are recognized at a point in time. Payment is billed and received within three to five business days after the end of each billing cycle.

Connectivity Fees

In order to participate in the Company's proprietary trading system, each customer is required to set up and maintain one or multiple physical connections to the Company's servers. Connectivity fees are based on the connection type(s) maintained by each customer. The performance obligation for connectivity fees is the Company providing connections to the Company's network as specified by the customer. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time elapsed and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month.

Port Fees

The Company provides certain types of internal networking connections within the Company's network that allow participants to access different trading applications and services within the BOX Market network. Port fees are charged to each participant based on the type and number of ports that the participant is credentialed for. The performance obligation for port fees is the Company providing the requested port connections to the Company's network as specified by the customer. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time elapsed and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month.

Participant Fees

The Company charges certain fees to registered participants including one-time initiation fees and monthly recurring charges for being a registered participant for the Company's electronic exchange or the trade floor. The performance obligation for participant fees is the Company providing access to the customer to trade on the Company's platform. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time as the customer simultaneously receives and consumes the benefits provided and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month.

OPRA Revenue

The Options Price Reporting Authority ("OPRA") is a consortium of registered exchanges that compiles and sells trade and market data to third parties. The Company provides OPRA with real-time market data in accordance with the terms of the OPRA Agreement. The performance obligation for OPRA revenue is the Company providing accurate and timely market data to OPRA. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time as the customer simultaneously receives and consumes the benefits provided and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month.

Refer to Footnote 5 for additional information.

Leases

Prior to January 1, 2021, the Company accounted for its leases in accordance with Accounting Standards Codification (“ASC”) ASC 840, Leases. At lease inception, the Company determined if an arrangement was an operating or capital lease. For operating leases, the Company recognized rent expense, inclusive of rent escalations, on a straight-line basis over the lease term.

Effective on January 1, 2021, the Company accounts for leases in accordance with ASC 842, Leases. At contract inception, the Company determines if an arrangement is or contains a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company, based on the economic characteristics of the lease. For each lease with a term greater than twelve months, the Company records a right-of-use asset and a lease liability.

A right-of-use asset represents the economic benefit conveyed to the Company by the right to use the underlying asset over the lease term. A lease liability represents the obligation to make lease payments arising from the lease. Lease liabilities are measured at lease commencement and calculated as the present value of the future lease payments in the contract using the rate implicit in the contract, when available. If an implicit rate is not readily determinable, the Company uses an incremental borrowing rate measured as the rate at which the Company could borrow, on a fully collateralized basis, a commensurate loan in the same currency over a period consistent with the lease term at the commencement date. Right-of-use assets are measured as the lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor. The lease term is measured as the noncancelable period in the contract, adjusted for any options to extend or terminate when it is reasonably certain the Company will extend the lease term via such options based on an assessment of economic factors present as of the lease commencement date. The Company elected the practical expedient to not recognize leases with a lease term of twelve months or less.

Components of a lease are split into three categories: lease components, non-lease components, and non-components. The fixed and in-substance fixed contract consideration (including any consideration related to non-components) are allocated, based on the respective relative fair values, to the lease components and non-lease components. The Company has elected to account

(*in thousands of U.S. dollars,*)

for lease and non-lease components together as a single lease component for all underlying assets and allocate all of the contract consideration to the lease component only.

The Company's operating leases are presented in the consolidated balance sheet as operating lease right-of-use assets, classified as noncurrent assets, and operating lease liabilities, classified as current and noncurrent liabilities. Operating lease expense is recognized on a straight-line basis over the lease term. Variable costs associated with a lease, such as maintenance and utilities, are not included in the measurement of the lease liabilities and right-of-use assets but rather are expensed when the events determining the amount of variable consideration to be paid have occurred.

Refer to Footnote 6 for additional information.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), as subsequently amended (collectively "ASC 842"). The guidance amends the existing accounting standards for lease accounting, including requirements for lessees to recognize assets and liabilities related to long-term leases on the balance sheet and expanding disclosure requirements regarding leasing arrangements. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. In July 2018, the FASB issued additional guidance, which offers a transition option to entities adopting ASC 842 in which entities can elect to apply the new guidance using a modified retrospective approach at the beginning of the year in which the new lease standard is adopted. In November 2019, the FASB issued ASU 2019-10 deferring the effective date for private entities (also applicable for public companies that qualify as emerging growth companies) for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. In June 2020, the FASB issued ASU 2020-05 further deferring the effective date for private entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

The Company adopted this guidance effective January 1, 2021, utilizing the modified retrospective approach that uses the effective date as the initial date of application whereby financial information for prior periods presented before the ASC 842 effective date will not be updated. ASC 842 provides several optional practical expedients in transition. The Company applied the 'package of practical expedients' which allowed the Company to not reassess whether existing or expired arrangements contain a lease, the lease classification of existing or expired leases, or whether previous initial direct costs would qualify for capitalization under ASC 842.

The adoption of ASC 842 resulted in the recognition of operating lease liabilities of $3.5 million and operating right-of-use assets of $3.2 million, along with the write-off of certain deferred rent balances of $0.3 million within the Company's consolidated balance sheets as of January 1, 2021. The adoption did not have a significant impact on the Company's consolidated statements of operations and comprehensive loss and consolidated statements of cash flows.

Refer to Footnote 6 for additional information.

(*in thousands of U.S. dollars,*)

3. Computer Equipment, Software and Leasehold Improvements

Computer equipment, software and leasehold improvements at December 31, 2021 consisted of:

December 31, 2021		
Computer software	$	51,041
Computer equipment		19,747
Leasehold improvements		2,049
Accumulated depreciation and amortization		(67,174)
	$	5,663

For the year ended December 31, 2021, BOX Market capitalized software development, hardware and leasehold improvement costs of $2,919 ($2,230 from related parties). These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties as per the respective Technical and Operational Services Agreement (see Note 7).

Aggregate depreciation and amortization expense related to computer equipment, software and leasehold improvements was $2,107 in 2021.

4. Income Taxes

The Company is a single member limited liability company wholly-owned by BOX Holdings and is treated as a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. The Company is subject to certain entity-level taxes in some states, the amount of which is immaterial. Accordingly, the Company has not provided for federal or state income taxes.

In accordance with Accounting Standards Codification (“ASC”) Topic 740, a tax position is a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2021 the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2021 The Company’s income tax returns are generally open for examination by U.S. federal and state taxing authorities. The Company is not currently under examination by any U.S. federal or state income taxing authority. As of December 31, 2020, the tax years that remain subject to examination by major tax jurisdiction under the statute of limitations is 2018, 2019, 2020 and 2020. On December 22, 2017, H.R. 1, the Tax Act, was enacted by the U.S. government. The Tax Act includes significant changes to the Internal Revenue Code of 1986 that changed the taxation of business entities. These changes did not result in a significant impact on the Company.

(*in thousands of U.S. dollars,*)

5. Revenues from Contracts with Customers

The Company's revenues come from five separately identifiable streams. Revenues from contracts with customers includes transactions fees, OPRA revenue and monthly recurring charges including connectivity fees, port fees and participant fees. Additionally, the Company recognizes revenue from interest and other income that are not associated with contracts with customers.

The following table presents the Company's total revenues separated for the Company's revenue from contracts with customers and the Company's other sources of revenue:

Year ended December 31, 2021		
Revenue from Contracts with Customers:		
Transaction fees	$	66,464
OPRA revenue		4,569
Connectivity fees		5,980
Port fees		1,152
Participant fees		1,776
Total Revenue from Contracts with Customers		79,941
Other Sources of Revenue:		
Interest		25
Total Revenue from Other Sources		25
Total Revenue	$	79,966

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

(*in thousands of U.S. dollars,*)

Disaggregation of Revenue

The following tables discloses the company's revenue from contacts with customers disaggregated by the timing of the transfer of services.

Year ended December 31, 2021		
Revenue Recognized at a Point in Time:		
Transaction fees	$	66,464
Total Revenue Recognized at a Point in Time		66,464
Revenue Recognized Over Time:		
OPRA revenue		4,569
Connectivity fees		5,980
Port fees		1,152
Participant fees		1,776
Total Revenue Recognized Over Time	$	13,477

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does not have any revenues with performance obligations that extend for more than three months. As such, there is no allocation related to unsatisfied or partially unsatisfied performance obligations.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (contract liability) until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $8,386 as of December 31, 2021. The Company had receivables related to revenues from contracts with customers of $5,067 as of December 31, 2020.

The Company had no deferred revenue at December 31, 2021.

Contract Costs

The Company does not capitalize any costs to fulfill contracts associated with any of the revenue streams.

(*in thousands of U.S. dollars,*)

6. Leases

In May 2011, the Company entered into an operating lease for 5,047 square feet of office space at 135 South LaSalle Street in Chicago, IL. The lease had an initial term of ten years beginning in December 2011 which expired on November 30, 2021. The lease granted the Company an option to extend the term for two consecutive two-year periods at the then fair market rent by giving the landlord twelve months' written notice. The Company elected not to extend the lease and the lease ended on November 30, 2021.

In early 2020, the Company entered into an agreement to sublease the entire 135 South LaSalle office space. The sublease began on March 1, 2020 and will last for the duration of the underlying lease expiring on November 30, 2021.

In June 2019, BOX Options Market LLC entered into an operating lease agreement for 9,519 square feet of office space at 141 West Jackson Road in Chicago, IL to accommodate the Chicago office staff and the Trading Floor. The lease has an initial term of eleven years beginning in April 2020 and expiring on March 31, 2031. The landlord provided the Company a Tenant Improvement Allowance of $999,295. The lease grants the Company an option to extend the term for an additional five years at the then fair market rent by giving the landlord twelve months' written notice. At lease commencement, the Company was not reasonably certain to exercise the extension option and therefore the renewal period is excluded from the lease term.

In October 2020, the Company entered into a first amendment to lease at 141 West Jackson Road for an additional 6,774 square feet of office space to accommodate the Chicago Trading Floor. The lease has an initial term of ten years beginning in April 2021 and expiring conterminously with the above lease on March 31, 2031. The amendment grants the Company a one-time option to terminate the lease of both office spaces early on March 31, 2028, by giving twelve months' notice, subject to the payment of a significant termination fee. At lease commencement, the Company was reasonably certain to not exercise the option to terminate the lease early and therefore the lease term will continue through March 31, 2031. The landlord also provided the Company an additional Tenant Improvement Allowance of $651,997

The following table summarizes supplemental information for the Company's operating leases:

Year ending December 31, 2021		
Weighted-average remaining lease term (in years)		9.25
Weighted-average discount rate		2.32%
Cash paid for amounts included in the measurements of operating lease liabilities	$	367

The remainder of page intentionally left blank.

(*in thousands of U.S. dollars,*)

Aggregate future maturities of the operating lease liabilities under non-cancelable operating leases as of December 31, 2021 are as follows:

Years ending December 31,		
2022	$	494
2023		568
2024		579
2025		591
2026		602
Thereafter		2,694
Less: effects of discounting		(569)
Total	$	4,959

Present value of operating lease liability		
Current	$	383
Noncurrent		4,576
Present value of operating lease liability	$	4,959

The following table summarizes the presentation of the Company's operating leases in its balance sheet.

Leases	*Classification*		*Amounts as of December 31, 2021*
Assets			
Operating lease assets	Right of use asset	$	4,423
Total lease assets			
Liabilities			
Current operating lease assets	Operating lease liability	$	383
Noncurrent operating lease liability	Operating lease liability		4,576
Total lease liability		$	4,959

7. Commitments and Contracts

Contracts

BOX Market has entered into agreements with related parties BOX Technology LLC ("BOX Technology") and BOX Exchange LLC ("BOX Exchange") to provide certain technical, operational, regulatory and administrative support services which includes:

(i) A Technical and Operational Services Agreement ("TOSA") with BOX Technology to provide the Company with certain software maintenance and development services, computer hardware and equipment, and support/maintenance for certain data transmissions and other services. Operational costs shall be based on an agreed upon annual budget. Any additional developments and services requested shall be charged at the agreed upon development rate. All rates are revised on a yearly basis. The term of the agreement is for the period ending December 31, 2021 and renewed through 2022.

(*in thousands of U.S. dollars,*)

(ii) A Facility Agreement with BOX Exchange LLC to provide BOX Market with a Self-Regulatory Organization "SRO" structure and ongoing oversight of the market operations and regulatory functions of BOX Market was entered into on October 1, 2011. This agreement was mutually terminated as of December 31, 2018 and replaced by an Administrative Services Agreement ("ASA") effective January 1, 2019 for BOX Exchange LLC to provide certain regulatory, administrative and support services to BOX Market. Pursuant to this agreement, BOX Exchange LLC manages the Company's billing function and is entitled to collect all revenues generated by BOX Market's operations as well as any fines, fees and disgorgements due the Company. Additionally, any and all payments collected by BOX Exchange LLC may be used at BOX Exchange's LLC sole discretion, as is any cash distributed to BOX Market.

In the event BOX Exchange LLC, at any time, does not hold sufficient funds to meet all regulatory requirements, BOX Market shall reimburse BOX Exchange LLC for all such costs and expenses upon request. Additionally, BOX Exchange LLC shall reimburse BOX Market for costs and expenses incurred by the Company for regulatory purposes. This agreement will remain in effect until May 10, 2032, or 180 days after the Company is no longer a registered securities exchange.

(iii) The company has an Administrative Service Agreement ("ASA") with BOX Exchange LLC for BOX Exchange LLC to provide certain support services to BOX Market, including accounting/finance, legal, human resources, IT, communications and administrative support.

8. Contingencies

Certain lawsuits and claims arising in the ordinary course of business have been filed or are pending against the Company, and the Company may from time to time be involved in other legal or regulatory proceedings. In accordance with applicable accounting guidance, the Company establishes an accrual and disclosure when required. For all such matters, including expected settlements, when it believes that it is probable that a loss has been incurred, and the amount of the loss is reasonably estimable, an accrual is established.

Based on information available to the Company, an accrual of $16 million has been established for pending litigation, which represents the Company's best estimate, based on the information available, of the associated legal liability for such claims.

As the outcome of litigation and other legal and regulatory matters is inherently uncertain, it is possible that this current pending matter could have additional unanticipated material adverse effect on the Company's financial position. The Company is unable to make an accurate estimate of any additional liability with the information available.

Refer to Footnote 14 for additional information.

9. Related-Party Transactions

The financial statements reflect the capital contributions of cash and/or services by all equity members of BOX Market as specified in BOX Market's Amended and Restated Operating Agreement (the "Agreement") dated January 26, 2005.

(*in thousands of U.S. dollars,*)

In accordance with the terms of the Technical and Operational Services Agreement with BOX Technology referred to in Note 7, the Company incurred professional fees for software maintenance and development with related parties of approximately $4,806 in 2021. Amounts owed to BOX Technology at December 31, 2021 was approximately $286. These amounts are reflected as payable to related parties on the balance sheet.

In accordance with the terms of the Administrative Services Agreement ("ASA") with BOX Exchange LLC, referred to in Note 7, the Company reimbursed BOX Exchange LLC $991 for expenses paid on its behalf in 2021. The amount owed to BOX Exchange LLC at December 31, 2021 was $200, which is reflected as "payable to related parties" on the balance sheet. See Note 7.

Aragon Solutions owns equity units of BOX Holdings Group LLC and provides Consulting services to the Company. In 2021, Aragon Solutions received a total of $187 for consulting services. The Company owed Aragon Solutions $20 as of December 31, 2021.

The note receivable from BOX Exchange LLC was paid off by December 31, 2021.

In 2021 the Company paid $0 to BOX Digital Markets LLC (a subsidiary of BOX Holdings Group LLC) and there was $9 receivable from BOX Digital Markets LLC at December 31, 2021.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties.

10. Members' Equity

BOX Options Market LLC is a single member LLC, wholly-owned by BOX Holdings Group LLC, and has no units outstanding. There were no changes in units during the year.

11. Fair Value Measurements

The Company does not own any assets that require Fair Value analysis, however the Company uses a measurement of fair value in calculations related to the Executive Rights plans ("Appreciation Rights Plan"), which requires the use of Fair Value measurements according to guidance in Codification Topic 820, Fair Value Measurement and Disclosures. See Note 13.

12. Concentration of Credit Risk

Approximately 91% of the revenues generated by the Company for the year ended December 31, 2021 were generated by ten approved participants.

13. Appreciation Rights Plan

Executive Rights Plan ("Executive Plan")

In April 2015, BOX Market adopted an Executive Rights Plan pursuant to which certain key executive members of BOX Market were granted appreciation rights. The appreciation right entitles the participants to receive from BOX Market a cash payment no later than February 14 of each year beginning with February 14, 2016. The appreciation right, with respect to each plan participant for each year shall be determined by multiplying such plan participant's award percentage by the

(*in thousands of U.S. dollars,*)

incremental difference, if any, obtained by subtracting the greater of (1) the enterprise value as of January 1 of the prior year or (2) the enterprise value as of January 1, 2015 from the enterprise value as of January 1 of the calculation year.

The appreciation rights vest in three equal tranches each year over three years from January 1, 2015. As of January 1, 2018, the appreciation rights were fully vested.

The measurement of the Company's liability associated with the Executive Rights Plan at December 31, 2021 resulted in compensation expense of $2,432 for the year then ended.

In accordance with US GAAP, the enterprise value used in the calculation of the Company's liability associated with the appreciation component of the Executive Rights was estimated at the end of the year using the income approach. The assumptions used in the calculation are provided in the following table:

Key Value Assumptions	2021
Discount Rate (Weighted Average Cost of Capital)	18.5%
Terminal Growth Rate	1.5%

As of December 31, 2021, the Executive Rights Plan was entitled to a distribution equal to 4.066% of Company's distributions to its parent.

14. Subsequent Events

The Company has evaluated subsequent events through June 29, 2022, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the financial statements other than noted below.

In February 2022, in conjunction with the dividends declared by the Company's board, $1,876 of payments were made under the Executive Rights Plan.

In March 2022, the Company made a distribution to its sole member of $35,427.

In April 2022, two of the Company's former officers filed an Arbitration Compliant against BOX Market seeking damages for wrongful termination amongst other employment matters. The Company responded to the Arbitration Complaint on June 10, 2022. The Company is unable to predict the outcome of this matter at this time.

Exhibit D-3 – BOX Technology LLC

BOX TECHNOLOGY LLC

STATEMENT OF INCOME AND EXPENSE

For the Twelve Months Ended December 31, 2021

Draft - Unaudited

		12 Months Ended December 31, 2021
REVENUES		
Transaction Fees	$	-
OPRA Revenue		-
Non-Transaction Fees		-
Service Revenue - BOX Tech		7,027,888
Interest & Other Income		-
TOTAL REVENUE	**$**	**7,027,888**
OPERATING EXPENSE		
Professional Sercices	$	2,781,896
Personnel		3,797,297
Amortization / Depreciation		65,437
Data Processing & Communication		-
Rent & Reparis of Facilities		135,444
Office Related		60,030
Other		93,075
TOTAL OPERATING EXPENSE	**$**	**6,933,179**
NET INCOME	**$**	**94,709**

BOX TECHNOLOGY LLC

STATEMENT OF FINANCIAL POSITION

As of December 31, 2021

Draft - Unaudited

ASSETS		**December 31, 2021**
Current Assets		
Cash & Cash Equivalents	$	895,151
Accounts, Receivavble, net		309,127
Deposits & Prepaid Expense		15,369
Note Receivable (Current)		-
Total Current Assets		**1,219,647**
Right of Use Asset		**-**
Total Fixed Assets, net		**270,000**
TOTAL ASSETS	**$**	**1,489,647**
LIABILITIES		
Current Liabilities		
Accounts Payable	$	125,591
Accrued Expenses		2,436
Short-Term Lease Liability		38,216
Other Current Liabilities		-
Total Current Liabilities		166,243
Non-Current Liabilities		
Long-Term Lease Liability		61,886
Other Non-Current Liabilities		-
Total Non-Current Liabilities		61,886
TOTAL LIABILITIES	**$**	**228,129**
TOTAL MEMBERS' EQUITY	**$**	**1,261,518**
TOTAL LIABILITIES + MEMBERS' EQUITY	**$**	**1,489,647**
		-

Exhibit D-4 – TMX Group Limited

Non-Consolidated Financial Statements of

TMX GROUP LIMITED

Years ended December 31, 2021 and 2020

(in thousands of Canadian dollars)

(unaudited)

TMX GROUP LIMITED

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2021	December 31, 2020
Assets		
Current assets:		
Cash and cash equivalents	**$ 89,664**	$ 38,305
Other receivables	**-**	2,075
Prepaid expenses	**317**	159
Due from related parties	**1,000**	1,951
Current income tax assets	**372**	14
	91,353	42,504
Non-current assets:		
Investment in TMX Investor Solutions	**4,838**	-
Investment in Shorcan Digital Currency Network Inc.	**-**	15,625
Investment in The Canadian Depository for Securities Limited	**177,622**	177,622
Investment in Montreal Exchange Inc.	**914,690**	914,690
Investment in Shorcan Brokers Limited	**52,004**	52,004
Investment in TMX Group US Inc.	**19,773**	21,761
Investment in TSX Inc.	**2,386,167**	2,386,167
Investment in TSX Trust Company	**247,882**	87,720
Investment in Trayport Holdings Limited	**969,640**	968,092
Investment in Alpha Exchange Inc.	**170,900**	170,900
Investment in TMX Exchange Services Limited	**1,000**	1,000
Investment in 2549283 Ontario Inc.	**12,574**	12,574
Term loan receivable from TSX Inc.	**650,000**	650,000
Term loan receivable from Montreal Exchange Inc.	**150,000**	150,000
Deferred income tax assets	**9,777**	7,574
Other non-current assets	**283**	59
Total Assets	**$ 5,858,503**	$ 5,658,292
Liabilities and Equity		
Current liabilities:		
Trade and other payables	**$ 6,378**	$ 7,020
Commercial paper	**-**	159,984
Due to related parties	**18**	1,156
Provisions	**64**	64
Demand loan payable to TSX Inc.	**147,800**	134,300
Demand loan payable to Montreal Exchange Inc.	**67,000**	37,000
Demand loan payable to Shorcan Brokers Limited	**6,100**	3,000
Demand loan payable to TSX Venture Exchange Inc.	**72,400**	47,900
Demand loan payable to Corporation Canadienne de Compensation de Produits Derives	**9,100**	9,500
Demand loan payable to Alpha Exchange Inc.	**15,500**	14,000
Demand loan payable to The Canadian Depository for Securities Limited	**4,000**	-
Note payable to CDS Clearing and Depository Services Inc.	**39,500**	32,500
Current income tax liabilities	**-**	296
	367,860	446,720
Non-current liabilities:		
Debentures	**997,082**	747,458
Term loan payable to 2549283 Ontario Inc.	**850,000**	850,000
Total Liabilities	**2,214,942**	2,044,178
Equity:		
Share capital	**2,875,806**	2,943,565
Contributed surplus	**1,735,796**	1,735,168
Deficit	**(968,041)**	(1,064,619)
Total Equity	**3,643,561**	3,614,114
Total Liabilities and Equity	**$ 5,858,503**	$ 5,658,292

TMX GROUP LIMITED

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2021	Year Ended December 31, 2020
Expenses:		
Information and trading systems	**$ -**	$ 1
General and administration	**6,745**	4,907
Shared services	**(2,483)**	(3,059)
Total operating expenses	**4,262**	1,849
Loss from operations	**(4,262)**	(1,849)
Other loss	**(11,378)**	-
Net finance income	**282,746**	301,031
Income before income taxes	**267,106**	299,182
Income tax expense	**1,658**	3,396
Net income	**$ 265,448**	$ 295,786

TMX GROUP LIMITED

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2021	2020
Common shares:		
Balance, beginning of period	**$ 2,943,565**	$ 2,965,083
Proceeds from exercised share options	**15,116**	31,706
Cost of exercised share options	**1,547**	3,624
Shares repurchased under normal course issuer bid	**(84,422)**	(56,848)
Balance, end of period	**2,875,806**	2,943,565
Contributed surplus - share option plan:		
Balance, beginning of period	**1,735,168**	1,736,206
Cost of exercised share options	**(1,547)**	(3,624)
Cost of share option plan	**2,175**	2,586
Balance, end of period	**1,735,796**	1,735,168
(Deficit) retained earnings:		
Balance, beginning of period	**(1,064,619)**	(1,206,836)
Net income	**265,448**	295,786
Dividends to equity holders	**(168,870)**	(153,569)
Balance, end of period	**(968,041)**	(1,064,619)
Total equity, end of period	**$ 3,643,561**	$ 3,614,114

TMX GROUP LIMITED

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows (used in) from operating activities:		
Income before income taxes	**$ 267,106**	$ 299,182
Adjustments to determine net cash flows:		
Net finance income	**(282,746)**	(301,031)
Loss on wind-up of Shorcan Digital Currency Network Inc.	**11,378**	-
Cost of share option plan	**2,175**	2,586
Changes in:		
Other receivables	**2,075**	(1,837)
Prepaid expenses	**(157)**	(31)
Trade and other payables	**(2,514)**	2,351
Amounts due to and from related parties	**(187)**	(672)
Provisions	**-**	(145)
Income taxes paid	**(417)**	-
	(3,287)	403
Cash flows (used in) from financing activities:		
Interest paid	**(31,863)**	(31,032)
Dividends paid to equity holders	**(168,870)**	(153,569)
Proceeds from exercised options	**15,116**	31,706
Shares repurchased under normal course issuer bid	**(84,422)**	(56,848)
Proceeds from issuance of debenture	**250,000**	-
Credit facility and debt financing fees	**(1,349)**	-
Net movement of commercial paper	**(159,984)**	(79,654)
Demand loans payable, net	**76,200**	(9,800)
Notes payable, net	**7,000**	11,000
	(98,172)	(288,197)
Cash flows from (used in) investing activities:		
Interest received	**43,178**	42,593
Dividends received	**274,053**	289,914
Wind-up from Shorcan Digital Currency Network Inc.	**147**	-
Investment in Shorcan Digital Currency Network Inc.	**-**	(14,625)
Investment in TMX Group US Inc.	**440**	-
Investment in TMX Investor Solutions	**(4,838)**	-
Investment in TSX Trust Company	**(160,162)**	-
	152,818	317,882
Increase in cash and cash equivalents	**51,359**	30,088
Cash and cash equivalents, beginning of period	**38,305**	8,217
Cash and cash equivalents, end of period	**$ 89,664**	$ 38,305

Exhibit D-5 – Bourse de Montréal Inc.

Non-Consolidated Financial Statements of

BOURSE DE MONTREAL INC.

Year ended December 31, 2021 and 2020

(in thousands of Canadian dollars)

(unaudited)

BOURSE DE MONTREAL INC.

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2021	December 31, 2020
Assets		
Current assets:		
Cash and cash equivalents	**$ 8,442**	$ 11,798
Trade and other receivables	**9,370**	8,745
Prepaid expenses	**988**	931
Due from related parties	**1,095**	953
Demand loan receivable from TMX Group Limited	**67,000**	37,000
Current income tax assets	**-**	3,590
	86,895	63,017
Non-current assets:		
Goodwill and Intangible assets	**1,051,171**	1,052,854
Right-of-use assets	**10,080**	10,962
Investments in subsidiaries	**78,460**	83,767
Investment in 2549283 Ontario Inc.	**150,000**	150,000
Other non-current assets	**1,410**	1,586
Total Assets	**$ 1,378,016**	$ 1,362,186
Liabilities and Equity		
Current liabilities:		
Trade and other payables	**$ 10,489**	$ 8,025
Due to related parties	**1,722**	1,066
Other current liabilities	**1,344**	1,041
Current income tax liabilities	**1,145**	-
	14,700	10,132
Non-current liabilities:		
Lease liabilities	**14,157**	15,071
Term loan payable to TMX Group Limited	**150,000**	150,000
Deferred income tax liabilities	**193,481**	194,002
Other non-current liabilities	**2,125**	1,910
Total Liabilities	**374,463**	371,115
Equity:		
Share capital	**565,507**	565,507
Contributed surplus	**660,187**	660,187
Deficit	**(222,141)**	(234,623)
Total Equity	**1,003,553**	991,071
Total Liabilities and Equity	**$ 1,378,016**	$ 1,362,186

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue:		
Derivatives trading	**$ 99,886**	$ 89,321
Global solutions, insights & analytics	**23,908**	24,142
Other	**71**	360
Total revenue	**123,865**	113,823
Expenses:		
Compensation and benefits	**24,698**	21,025
Information and trading systems	**2,223**	2,118
Selling, general and administration	**6,659**	6,183
Shared services	**19,994**	17,737
Depreciation and amortization	**5,698**	4,941
Total operating expenses	**59,272**	52,004
Income from operations	**64,593**	61,819
Finance income (costs):		
Finance income	**8,604**	8,614
Finance costs	**(8,414)**	(8,465)
Net finance income	**190**	149
Income before income taxes	**64,783**	61,968
Income tax expense	**15,542**	14,708
Net income	**$ 49,241**	$ 47,260

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Comprehensive Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2021	2020
Net income	**$ 49,241**	$ 47,260
Other comprehensive income:		
Items that will not be reclassified to the non-consolidated statements of income:		
Actuarial gain (loss) on supplementary executive retirement plan and other post-retirement benefit plans (net of tax expense of $60)	**241**	(125)
Total items that will not be reclassified to the non-consolidated statements of income	**241**	(125)
Total comprehensive income	**$ 49,482**	$ 47,135

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2021	Year Ended December 31, 2020
Share capital:		
Balance, beginning and end of period	**$ 565,507**	$ 565,507
Contributed surplus:		
Balance, beginning and end of period	**660,187**	660,187
Deficit:		
Balance, beginning of period	**(234,623)**	(239,258)
Net income	**49,241**	47,260
Dividends on common shares	**(37,000)**	(42,500)
Actuarial gain (loss) on defined benefit pension and other post-retirement benefit plans (net of taxes)	**241**	(125)
Balance, end of period	**(222,141)**	(234,623)
Total equity, end of period	**$ 1,003,553**	$ 991,071

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2021	2020
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 64,783**	$ 61,968
Adjustments to determine net cash flows:		
Depreciation and amortization	**5,698**	4,941
Impairment charges (recoveries)	**136**	(129)
Net finance income	**(190)**	(149)
Employee defined benefits expense	**180**	149
Changes in:		
Trade and other receivables, and prepaid expenses	**(682)**	4,680
Amounts due to and from related parties	**514**	(301)
Trade and other payables	**2,115**	(351)
Provisions	**(181)**	-
Other non-current assets	**39**	39
Deferred revenue	**748**	8
Cash paid for employee defined benefits	**(69)**	(69)
Income taxes paid	**(11,415)**	(16,281)
	61,676	54,505
Cash flows used in financing activities:		
Interest paid	**(8,414)**	(8,465)
Repayment of lease liabilities	**(882)**	(851)
Dividends paid to shareholder	**(37,000)**	(42,500)
	(46,296)	(51,816)
Cash flows (used in) from investing activities:		
Interest received	**104**	114
Dividends received	**8,500**	8,500
Return of capital from subsidiaries	**5,307**	5,250
Additions to premises and equipment	**(225)**	(744)
Additions to intangible assets	**(2,422)**	(2,593)
Demand loan receivable from TMX Group Limited	**(30,000)**	(12,000)
	(18,736)	(1,473)
(Decrease) increase in cash and cash equivalents	**(3,356)**	1,216
Cash and cash equivalents, beginning of period	**11,798**	10,582
Cash and cash equivalents, end of period	**$ 8,442**	$ 11,798

Exhibit D-6 – MX US 1, Inc.

Non-Consolidated Financial Statements of

MX US 1, INC.

Year ended December 31, 2021 and 2020

(in thousands of US dollars)

(unaudited)

MX US 1, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2021	December 31, 2020
Assets		
Current assets:		
Cash	**$ 160**	$ 75
Due from related parties	**33**	-
Current income tax assets	**1**	38
	194	113
Non-current assets:		
Investment in MX US 2, Inc.	**38,191**	42,723
Deferred income tax assets	**1,424**	5,999
Total Assets	**$ 39,809**	$ 48,835
Liabilities and Equity		
Current liabilities:		
Trade and other payables	**$ 27**	$ -
Due to related parties	**693**	24
Current income tax liabilities	**671**	14
Total Liabilities	**1,391**	38
Equity:		
Share capital	**2,508**	2,508
Contributed surplus	**116,088**	120,288
Deficit	**(80,178)**	(73,999)
Total Equity	**38,418**	48,797
Total Liabilities and Equity	**$ 39,809**	$ 48,835

MX US 1, INC.

Non-Consolidated Statements of Loss and Comprehensive Loss
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2021	2020
Revenue:		
Other	**$ -**	$ 1
Total revenue	**-**	1
Expenses:		
General and administration	**44**	17
Total operating expenses	**44**	17
Loss from operations	**(44)**	(16)
Finance income	**-**	1
Loss before income taxes	**(44)**	(15)
Income tax expense	**6,135**	1,871
Net loss and comprehensive loss	**$ (6,179)**	$ (1,886)

MX US 1, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2021	2020
Share capital		
Balance, beginning and end of period	**$ 2,508**	$ 2,508
Contributed surplus:		
Balance, beginning of period	**120,288**	124,038
Return of capital	**(4,200)**	(3,750)
Balance, end of period	**116,088**	120,288
Deficit:		
Balance, beginning of period	**(73,999)**	(72,113)
Net loss and comprehensive loss	**(6,179)**	(1,886)
Balance, end of period	**(80,178)**	(73,999)
Total equity, end of period	**$ 38,418**	$ 48,797

MX US 1, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2021		Year Ended December 31, 2020	
Cash flows (used in) from operating activities:				
Loss before income taxes	**$**	**(44)**	$	(15)
Adjustments to determine net cash flows:				
Finance income		**-**		(1)
Changes in:				
Trade and other payables		**27**		-
Amounts due to and from related parties		**636**		(9)
Income taxes paid		**(866)**		(28)
		(247)		(53)
Cash flows used in financing activities:				
Return of capital		**(4,200)**		(3,750)
		(4,200)		(3,750)
Cash flows from investing activities:				
Interest received		**-**		1
Investment in commonly-controlled entities		**4,532**		3,800
		4,532		3,801
Increase (decrease) in cash		**85**		(2)
Cash, beginning of period		**75**		77
Cash, end of period	**$**	**160**	$	75

Exhibit D-7 – MX US 2, Inc.

Non-Consolidated Financial Statements of

MX US 2, INC.

Year ended December 31, 2021 and 2020

(in thousands of US dollars)

(unaudited)

MX US 2, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

		December 31, 2021		December 31, 2020
Assets				
Current assets:				
Cash	**$**	**65**	$	32
Current income tax assets		**49**		30
		114		62
Non-current assets:				
Investment in BOX Holdings Group LLC		**31,895**		17,221
Total Assets	**$**	**32,009**	$	17,283
Liabilities and Equity				
Current liabilities:				
Due to related parties	**$**	**84**	$	-
Current income tax liabilities		**166**		-
Total Liabilities		**250**		-
Equity:				
Share capital		**55,031**		55,031
Contributed surplus		**63,070**		67,602
Deficit		**(86,342)**		(105,350)
Total Equity		**31,759**		17,283
Total Liabilities and Equity	**$**	**32,009**	$	17,283

MX US 2, INC.

Non-Consolidated Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2021	2020
Expenses:		
General and administration	**$ 3**	$ 1
Total operating expenses	**3**	1
Loss from operations	**(3)**	(1)
Share of net income of equity accounted investee	**19,239**	4,014
Finance income	**-**	1
Income before income taxes	**19,236**	4,014
Income tax expense	**228**	2
Net income and comprehensive income	**$ 19,008**	$ 4,012

MX US 2, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2021	2020
Common shares:		
Balance, beginning and end of period	**$ 2,498**	$ 2,498
Preferred shares:		
Balance, beginning and end of period	**52,533**	52,533
Share capital, beginning and end of period	**55,031**	55,031
Contributed surplus:		
Balance, beginning of period	**67,602**	71,402
Return of capital	**(4,532)**	(3,800)
Balance, end of period	**63,070**	67,602
Deficit:		
Balance, beginning of period	**(105,350)**	(109,362)
Net income and comprehensive income	**19,008**	4,012
Balance, end of period	**(86,342)**	(105,350)
Total equity, end of period	**$ 31,759**	$ 17,283

MX US 2, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 19,236**	$ 4,014
Adjustments to determine net cash flows:		
Finance income	**-**	(1)
Share of net income of equity accounted investee	**(19,239)**	(4,014)
Changes in:		
Amounts due to and from related parties	**84**	-
Income taxes paid	**(81)**	(2)
	-	(3)
Cash flows used in financing activities:		
Return of capital	**(4,532)**	(3,800)
	(4,532)	(3,800)
Cash flows from investing activities:		
Interest received	**-**	1
Dividends received	**4,565**	3,812
	4,565	3,813
Increase in cash	**33**	10
Cash, beginning of period	**32**	22
Cash, end of period	**$ 65**	$ 32

Amendment to:

Exhibit I

Request:
For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit I is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit I as set forth below.

Response:

The 2021 audited financial statements of BOX Exchange LLC are submitted as Exhibit I-1.

Exhibit I-1 – BOX Exchange LLC Financial Statements

BOX Exchange LLC

Financial Statements
December 31, 2021

BOX Exchange LLC

Financial Statements
December 31, 2021

BOX Exchange LLC

Contents

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Independent Auditor's Report

Board of Directors and Members
Box Exchange LLC
Boston, Massachusetts

Opinion

We have audited the financial statements of Box Exchange LLC ("the Company"), which comprise the balance sheet as of December 31, 2021 and the related statements of income and expenses, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, BOX Exchange LLC is the self-regulatory organization which is responsible for the operation and oversight of the equity options market known as the "BOX Exchange", whose principal business is providing a marketplace for participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). The operations of the Box Exchange are conducted through BOX Options Market LLC. BOX Options Market LLC provides this marketplace through a proprietary electronic trading system as well as a physical trading floor. Our audit procedures solely relate to the financial statements of BOX Exchange LLC and do not include tests to evaluate the controls over the operating effectiveness of the BOX Exchange and its electronic trading system. Accordingly, we provide no level assurance with respect to the BOX Exchange, its trading system or the transactions conducted through Box Exchange. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

BDO USA, LLP

May 25, 2022

Financial Statements

BOX Exchange LLC

Balance Sheet (in thousands of dollars)

December 31, 2021		
Assets		
Current Assets:		
Cash	$	1,360
Accounts receivable		11,203
Receivable from CAT (net)		6,124
Other current assets		5,339
Total Current Assets		24,026
Computer equipment, software and leasehold improvements, net		3,198
Right of use asset – operating lease, net		3,033
Total Assets	$	30,257
Liabilities and Members' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$	11,016
Operating lease liability, current portion		955
Total Current Liabilities		11,971
Operating lease liability, long term portion		2,376
Deferred Compensation		4,246
Total Liabilities		18,593
Members' Equity:		
Members' contributions - 83,886 economic units issued and outstanding		-
Members' contributions - 83,886 voting units issued and outstanding		-
Accumulated Members' distributions		(721)
Accumulated earnings		12,385
Total Equity		11,664
Total Liabilities and Members' Equity	$	30,257

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Income and Expense (in thousands of dollars)

Year ended December 31, 2021		
Income:		
Option regulatory fees	$	31,445
Administrative services & misc.		312
Fines and disgorgements		284
Total Income		32,041
Expenses:		
Professional services:		
Consulting		4,330
External IT		3,015
Financial and administrative		1,671
Employee costs		10,468
Amortization and depreciation		1,349
Receivable write-off		1,305
Rent of facilities		892
Communications and data processing		409
Other		358
Office-related		128
Total Expenses		23,925
Net Income	$	8,116

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Changes in Members' Equity/(Deficit) (in thousands of dollars)

	Economic Units-Members' Contributions	Voting Units Members' Contributions	Accumulated Members' Distributions	Accumulated Earnings	Total Members' Equity
Balance, December 31, 2020	$ -	$ -	$ (255)	$ 4,269	$ 4,014
Distributions	-	-	(466)	-	(466)
Net Income	-	-	-	8,116	8,116
Balance, December 31, 2021	$ -	$ -	$ (721)	$ 12,385	$ 11,664

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Cash Flows (in thousands of dollars)

Year ended December 31, 2021		
Cash Flows from Operating Activities:		
Net income	$	8,116
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization and depreciation		1,349
Non-cash compensation		1,346
Non-cash lease expense		820
Changes in operating assets and liabilities:		
Increase in accounts receivable		(3,234)
Increase in other current assets		(1,689)
Loss on receivable write off		1,305
Decrease in accounts payable and accrued expenses		(325)
Decrease in net lease liability		(757)
Net cash provided by operating activities		6,931
Cash Flows from Investing Activities:		
Purchase of computer equipment, software and leasehold improvement		(1,417)
Funding for note receivable		(4,068)
Net cash used in investing activities		(5,485)
Cash Flows from Financing Activities:		
Paydown of note payable		(1,000)
Distributions		(466)
Net cash used in financing activities		(1,466)
Net Decrease in Cash and Cash Equivalents		(20)
Cash, Beginning of Year		1,380
Cash, End of Year	$	1,360

Supplemental Cash Flow Information:

Cash paid for interest was $25 for the year ended December 31, 2021.

Non-Cash Investing and Financing Activities:

The Company acquired $56 of computer software, hardware and leasehold improvements, which were unpaid as of December 31, 2021. The company paid $41 of computer software, hardware and leasehold improvements, which were unpaid as of December 31, 2020 during 2021.

See accompanying notes to financial statements.

1. Nature of Operations

BOX Exchange LLC (the "Company"), a Delaware limited liability company, was formed on August 26, 2010 and was approved by the U.S. Securities and Exchange Commission as a registered national securities exchange on April 27, 2012. Effective May 13, 2012, the Company is the self-regulatory organization ("SRO") which is responsible for the operation and oversight of its facility, BOX Options Market LLC ("BOX Market"). BOX Market is an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The members of the Company include affiliates of MX US 2 Inc. ("TMX"), IB Exchange Corp ("lAB"), Citigroup Financial Products Inc., Citadel Securities, LLC, UBS Americas Inc. (USA), Credit Suisse First Boston Next Fund Inc. (CSFB Next Fund Inc.), JPMC Strategic Investment I Corp. (LabMorgan Corp.), and Aragon Solutions Ltd. As the self-regulatory organization responsible for the oversight of the BOX Market, the Company has the right to receive all transaction fees charged to participants and use such fees for regulatory purposes, should its own Options Regulatory Fees be insufficient to cover the cost of regulating BOX Market.

2. Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

Cash

Cash and cash equivalents include amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Accounts Receivable, net

Accounts receivable consist primarily of transaction fees receivable and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA") and Options Regulatory Fees.

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

Computer Equipment, Software and Leasehold Improvements

Assets consist of computer hardware, equipment, software and leasehold improvements.

The Company's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment, software and leasehold improvements. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight Line	3 years
Trade related software	Straight Line	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method. Intangible assets are amortized over the useful life of the asset.

Computer hardware, equipment, software and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Revenue Recognition:

The Company receives its revenues from Options Regulatory Fees ("ORF"), fines and disgorgements, and its administrative service agreements (ASAs).

To determine revenue recognition for arrangements within the scope of Accounting Standards Codification (ASC) 606 – Revenue from contracts with customers, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

ORF revenue is based on the number of customer contracts executed by participant firms. The performance obligation for ORF Revenue composes of monitoring services related to transactions executed. The performance obligation for ORF revenue is met over a period when the transactions are executed and revenue related to such services are recognized over time. The performance obligation for ASA Revenue composes of rendering operational support services such as Administrative, Human Resources, Billing and Information Technology. ASAs exist where the Company provides agreed-upon services for a contractually arraigned price. The performance

Notes to Financial Statements (in thousands of dollars)

obligations for ASA revenues are met over the monthly period in which the services are performed. In addition to this, the nature of the contracts allow for at-will termination. As such, the Company records revenues for transactions and services provided in a given month, with the known transactions and services provided at the end of the month. Therefore, revenues are recorded based on completed services. The company typically bills and collects in the first week of the subsequent month.

Fines and disgorgements are related to performance obligations that have already been fully recognized and they get recognized at the time the Letter of Consent is signed.

3. Computer Equipment, Software and Leasehold Improvements

Computer equipment, software and leasehold improvements at December 31, 2021 consisted of:

December 31, 2021		
Computer equipment	$	3,827
Computer software		5,745
Leasehold improvements		1,064
Accumulated amortization and depreciation		(7,438)
Net amount	$	3,198

For the year ended December 31, 2021, the Company capitalized software development, hardware and leasehold improvements costs of $1,432 ($592 acquired from BOX Tech). Included in those costs were costs of $56, which the Company acquired during 2021, but were unpaid as of December 31, 2021. The Company also paid $41 at the beginning of 2021 for computer software and leasehold improvements acquired at the end of 2020.

Amortization and depreciation expense related to computer equipment, software, and leasehold improvements amounted to $1,209 for the year ended December 31, 2021.

4. Intangible Asset

The Company purchased an intangible asset during 2016 with an assigned value of $1,400. The asset purchased is the participation fee required for all entering members to the Options Price Reporting Authority LLC (OPRA). The fair value assigned to the asset is the original cost noted above. The OPRA intangible asset was assigned an estimated useful life of 5 years, and it has been amortized during that period. As of December 31, 2021, the intangible asset was fully amortized with a residual value of $0. During 2021, the Company recognized amortization expense of $140 related to the intangible asset.

5. Employee Benefits

The Company instituted a Supplemental Benefit Plan (SBP) for key executives during 2016. The SBP is non-qualified and unfunded. The purpose of the SBP is to provide highly compensated employees with deferred compensation. The deferred compensation will be paid with a lump sum cash benefit upon the performance of services outlined in the SBP.

Notes to Financial Statements (in thousands of dollars)

The SBP is funded primarily through life insurance policies owned by the Company, with a portion held in cash. The benefit liability is the vested portion of the cash surrender value (CSV) of the life insurances policies and cash held by the company at the time of financial reporting. The policies are capitalized as other current assets at their CSV. As of December 31, 2021, the deferred compensation liability was $4,246, and the expense associated with deferred compensation was $1,346.

The Company sponsors a defined contribution 401k plan which allows for a match of contributions to all eligible employees. In 2021, the Company recorded contributions to the plan of $321, which are presented in the 'Employee costs' line item of the Statement of Income and Expense.

6. Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. The Company makes periodic distributions to its members to fund the members' payment of taxes with respect to the Company's taxable income.

In accordance with Accounting Standards Codification ("ASC") Topic 740, a tax position is a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2021, the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2021. The Company's income tax returns are generally open for examination by U.S. federal and state taxing authorities. The Company is not currently under examination by any U.S. federal or state income taxing authority. As of December 31, 2021, the tax years that remain subject to examination by major tax jurisdiction under the statute of limitations is 2018, 2019, 2020, and 2021. On December 22, 2017, H.R. 1, the Tax Act, was enacted by U.S. government. The Tax Act includes significant changes to the Internal Revenue Code of 1986 that changed the taxation of business entities. These changes did not result in a significant impact on the Company.

7. Revenues from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Notes to Financial Statements (in thousands of dollars)

The following table presents the Company's total revenues separated for the Company's revenue from contracts with customers and the Company's other sources of revenue for the year ended December 31, 2021:

Revenue from contract with customers:	
Option regulatory fees	$ 31,445
Administrative services	312
Fines and disgorgements	284
Total revenue from contracts with customers	32,041
Total revenue	$ 32,041

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following table discloses the company's revenue from contracts with customers disaggregated by timing of transfer of services for the year ended December 31, 2021:

Revenue recognized over time:	
Option regulatory fees	$ 31,445
Administrative services	312
Fines and disgorgements	284
Total revenue from contracts with customers	$ 32,041

Notes to Financial Statements (in thousands of dollars)

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2021. During the year ended December 31, 2021, the Company recognized $0 of revenue related to performance obligations satisfied (or partially satisfied) in previous periods, mainly due to resolving uncertainties in consideration that was constrained in prior periods.

Contract Balances
The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment.

The Company had receivables related to revenues from contracts with customers of $2,407 as of December 31, 2021. The Company had no significant impairments related to these receivables during the year ended December 31, 2021. The Company had receivables related to revenues from contracts with customers of $2,656 as of December 31, 2021.

The Company had no deferred revenue at December 31, 2021.

8. Leases

In October 2018, the Company entered into an operating lease for continued and additional space in the Boston office location to accommodate increased personnel and business functions. The lease applied to three different spaces in the Boston office location. With the lease commencing in 2019, the Company used accounting analysis and entries based on ASC 842 – Lease Accounting from commencement of the lease. With no lease having commenced prior to FY 2019, the Company has elected the practical expedient. The Company does not recognize right-of-use assets or lease liabilities for leases determined to have a term of 12 months or less.

The Company recognized $892 in rent expense in the rent of facilities line item shown in the statement of income and expense. As of December 31, 2021, there is $275 in the other assets balance related to the security deposit that was paid at the time the lease was signed. The rent expense, inclusive of the escalating rent payments, is recognized on a straight-line basis over the lease term.

Operating leases are amortized over the lease term and included in expenses in the statement of income and expenses. Variable lease costs are recognized in expenses in the statement of income and expense.

The following table summarizes supplemental information for the Company’s operating lease:

Years ending December 31, 2021	Amounts
Weighted-average remaining lease term - (in years)	3.2
Weighted-average discount rate	6.8%
Cash paid for amounts included in the measurements of operating lease liabilities	$ 1,011

Aggregate future maturities of the operating lease liability for the Boston space as of December 31, 2021 are as follows:

Year ending December 31,	Amounts
2022	$ 1,147
2023	1,166
2024	1,185
2025	199
Less effects of discounting	(366)
Total	$ 3,331

The following table summarizes the presentation of the Company's operating leases in its balance sheet (in thousands):

Leases	Classification	Amounts as of December 31, 2021
Assets		
Operating lease assets	Right of use asset	$ 3,033
Total lease assets		$ 3,033
Liabilities		
Current		
Operating	Operating lease liability	$ 955
Noncurrent		
Operating	Operating lease liability	2,376
Total lease liabilities		$ 3,331

9. Receivable from CAT

On July 11, 2012, the U.S. Securities and Exchange Commission (SEC) voted to adopt Rule 613 under Regulation NMS requiring the national securities exchanges and national securities associations to create, implement, and maintain a consolidated audit trail. As an SRO, the Company is a member of CAT, LLC (CAT), and has funded the development of the CAT system along with the other SROs.

The Company, as a member SRO, met the funding obligations under a Note Receivable arrangement. An assessment of recoverability is performed on these notes annually, and an estimated reserve is recorded. An increase to the reserve amounting to $1,290 was recorded during the year ended December 31, 2021 as shown in the Receivable write-down line item on the Statement of Income and Expense. The following table summarizes the presentation of the receivable from CAT on the Company's balance sheet (in thousands):

Receivable	Amounts as of December 31, 2021
Total receivables due from CAT	$ 10,857
Reserve for estimated uncollectable amounts	(4,733)
Net receivable due from CAT	$ 6,124

Notes to Financial Statements (in thousands of dollars)

10. Related Party Contracts and Transactions

The Company has entered into several agreements with BOX Market, BOX Technology, and BOX Digital Markets to provide certain administrative, regulatory, consulting and technical and operational services for certain software and computer hardware equipment and maintain and support certain data transmissions and other services.

BOX Market

The Company has a Facility Services Agreement with BOX Market to provide it with an SRO structure and ongoing oversight of the market operations as well as regulatory functions. All transaction fees earned by BOX Market are billed and collected by the Company and subsequently remitted to BOX Market. Amounts payable to BOX Market as of December 31, 2021 of $8,850 are included in accounts payable and accrued expenses on the balance sheet.

The Company has an Administrative Services Agreement (ASA) with BOX Market where the Company provides certain support services such as accounting/finance, legal, human resources, communications and administrative support to BOX Market. During fiscal year 2021, BOX Market charged the Company $25 in interest expense related to the intercompany loan, while the Company charged $77 for the ASA services outlined above. BOX Market also sought reimbursement for $1,976 from the Company for transactions paid for by BOX Market on behalf of the Company. The Company charged BOX Market $965 during 2021 for charges paid by the Company on behalf of BOX Market. A receivable from BOX Market of $154 was recorded in accounts receivable, as of December 31, 2021.

BOX Digital

The Company has an Administrative Services Agreement (ASA) with BOX Digital for the Company to provide certain professional services and resources to support the operations of BOX Digital. In relation to the ASA agreement, the Company sought reimbursement for personnel wages in relation to work performed on behalf of BOX Digital. These ASA charges totaled $48. The Company also sought reimbursement for $52 from BOX Digital for transactions paid by the Company. As of December 31, 2021, $12 was recorded in Account receivable in relation to chargebacks to BOX Digital. BOX Digital sought reimbursement for workspace and personnel chargebacks from the Company in the amount of $79, of which $44 was recorded in Accounts payable as of December 31, 2021.

BSTX

Boston Security Token Exchange (BSTX) is a joint venture between BOX Digital Markets and tZERO Group, Inc. to become the first regulated exchange for trading security tokens. The Company has billed BSTX for certain professional services and resources to support the operations of BSTX. The Company sought reimbursement for personnel wages in relation to work performed on behalf of BSTX. For the year ended December 31, 2021, these charges totaled $128.

The Company also sought reimbursement for $142 from BSTX for transactions paid by the Company. As of December 31, 2021, $12 was recorded in Account receivable in relation to these services and reimbursement charges to BSTX. BSTX sought reimbursement for expenses paid in behalf of the Company in the amount of $16, of which $3 was recorded in Accounts payable as of December 31, 2021.

Notes to Financial Statements (in thousands of dollars)

BOX Technology

In 2019, BOX Technology was organized with the intent to provide certain technology-related services around software, computer hardware equipment, certain data transmission support, and other services under the operational services agreement. BOX Technology charged the Company $1,974 for these various services during fiscal year 2021. Amounts owed to BOX Technology as of December 31, 2021 of $102 are reflected in accounts payable and accrued expense on the balance sheet.

The Company has an Administrative Services Agreement (ASA) with BOX Technology for the Company to provide certain professional services and resources to support the operations of BOX Technology. In relation to the ASA agreement, the Company charged BOX Tech $60 during 2021 for these services. The Company also sought reimbursement for charges it had on behalf of BOX Technology in the amount of $41 with $5 being owed to the Company as of December 31, 2021.

10. Members' Equity

As of December 31, 2021, the Company has two classes of LLC Membership Units outstanding. One class of units has voting rights and the other class of units has economic rights. The number of units issued and outstanding for both voting and economic rights as of December 31, 2021 are 83,886 units of each type outstanding. There were no movements in units during the year.

11. Subsequent Events

The Company has evaluated subsequent events through May 25, 2022, the date these financial statements were available to be issued. On January 3, 2022, Citigroup Financial Products Inc. and Credit Suisse First Boston Next Fund Inc. left the partnership and are no longer economic or voting members. On the same date, Wolverine Trading, LLC became a member of the Company. With these changes, there are 52,468 economic and voting units issued and outstanding as of the date these financial statement were issued.

BOX EXCHANGE

Amendment to:

Exhibit J

Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit J is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit J as set forth below.

Response:

1. Officers:

Each of the following officers were elected to serve until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Name:	Title:	Date of Commencement:
Tony McCormick	Chief Executive Officer	April 28, 2011
Lisa Fall	President, Chief Legal Officer, and Secretary	April 28, 2011
Bruce Goodhue	Chief Regulatory Officer	January 1, 2014
Jamie Alano	Chief Risk Officer and Chief Information Security Officer	August 1, 2018
Rich Hadley	Chief Financial Officer	January 1, 2021

2. Directors:

Each of the following directors was elected on July 8, 2021 to a one-year term, each to serve until his replacement is duly elected or until his earlier death, disability, removal or resignation.

Name:	**Title:**	**Primary Business:**
Kurt Eckert	Participant Director	Options Trading
Sean Flynn	Participant Director	Options Trading
Laurence Mollner	Non-Industry Director	None/Retired
Paul Stevens	Non-Industry Director	None/Retired
Robert Whaley	Non-Industry Public Director	Professor
Susan Whiting	Non-Industry Director	None/Retired

3. Committees:

Audit Committee

- Laurence Mollner
- Paul Stevens
- Susan Whiting

Compensation Committee

- Laurence Mollner
- Paul Stevens
- Robert Whaley
- Susan Whiting

Facility Compliance Committee

- Kurt Eckert
- Laurence Mollner
- Paul Stevens
- Robert Whaley
- Susan Whiting

Regulatory Oversight Committee

- Laurence Mollner
- Paul Stevens
- Robert Whaley
- Susan Whiting

Risk Committee:

- Kurt Eckert

- Sean Flynn
- Laurence Mollner
- Paul Stevens
- Robert Whaley

Nominating Committee

- Kurt Eckert
- Sean Flynn
- Laurence Mollner
- Paul Stevens
- Robert Whaley
- Susan Whiting

Amendment to:

Exhibit K

Request:
This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit K is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit K as set forth below.

Response:

MX US 2, Inc.

1. MX US 2, Inc.
2. LLC Member
3. May 10, 2012
4. 40% Equity interest; 20% Voting interest
5. This entity has "control" of the applicant as defined in the instructions to this Form.

IB Exchange Corporation

1. IB Exchange Corporation
2. LLC Member
3. May 10, 2012
4. 20% Equity interest; 20% Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

Citadel Securities Principal Investments LLC

1. Citadel Securities LLC
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity interest; 20% Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

UBS Americas Inc.

1. UBS Americas Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

JPMC Strategic Investments I Corporation

1. JPMC Strategic Investments I Corporation
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

Amendment to:

Exhibit M

Request:
Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit M is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit M as set forth below.

Response:

A list of BOX Options Participants, including the requested information, is attached hereto as Exhibit M-1.

Exhibit M-1 – BOX Options Participants

BOX Exchange LLC Form 1 Amendment No. 50
Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
ABN AMRO CLEARING CHICAGO LLC	05/07/12	175 W. Jackson Blvd., Suite 2050, Chicago, IL 60604	312-604-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
APEX CLEARING CORPORATION	06/06/12	One Dallas Center, 350 N. St. Paul, Suite 1300, Dallas, TX 75201	214-765-1055	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
AXOS CLEARING LLC (f/k/a COR CLEARING)	05/07/12	15950 W. Dodge Road, Suite 300, Omaha, NE 68118	402 384-6100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BARCLAYS CAPITAL INC.	05/07/12	745 7th Avenue, New York, NY 10019	212-526-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BELVEDERE TRADING LLC	05/07/12	10 S. Riverside Plaza, Suite 2100, Chicago, IL 60606	312-893-3750	Rule 2040(a) restricts participation on BOX.	Market Maker - Electornic	See Previous Column
BMO CAPITAL MARKETS CORP	05/09/12	151 W. 47th Street, New York, NY 10036	212-885-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BNP PARIBAS SECURITIES CORP	05/07/12	787 Seventh Avenue, New York, NY 10019	212-841-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BOFA SECURITIES INC	09/06/18	One Bryant Park, New York, NY 10036	212-670-0454	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BOLT-X LLC	05/07/12	440 S. LaSalle Street, Suite 1525, Chicago, IL 60605	312-724-7176	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITADEL SECURITIES LLC	05/07/12	131 South Dearborn Street, 32nd Floor, Chicago, IL 60603	312-395-2100	Rule 2040(a) restricts participation on BOX.	Market Maker Electornic	See Previous Column
CITADEL SECURITIES LLC	05/07/12	131 South Dearborn Street, 32nd Floor, Chicago, IL 60603	312-395-2100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITIGROUP GLOBAL MARKETS INC	05/01/19	388 Greenwich Street, Tower Building, New York, NY 10013	716-730-8446	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CREDIT SUISSE SECURITIES (USA) LLC	05/07/12	11 Madison Avenue, New York, NY 10010	212-325-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CTC, LLC	05/11/21	425 S. Financial Plaza, 4th Floor, Chicago, IL 60605	312-863-8000	Rule 2040(a) restricts participation on BOX.	Trading Floor Market Maker only	See Previous Column

BOX Exchange LLC Form 1 Amendment No. 50
Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
D & D SECURITIES INC.	06/01/20	703 N. Jerome Avenue, Margate City, NJ 08402	609-226-7672	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DASH FINANCIAL TECHNOLOGIES LLC	05/07/12	200 S, Wacker Drive, Suite 2450, Chicago, IL 60606	312-986-2006	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DRW SECURITIES, LLC	06/06/18	540 West Madison Street, Suite 2500, Chicago, IL 60661	312-542-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GLOBAL EXECUTION BROKERS, LP	05/07/12	401 City Avenue, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN, SACHS & CO., LLC	05/07/12	200 West Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GROUP ONE TRADING, L.P.	10/05/16	425 S. Financial Plaza, Suite 3400, Chicago, IL 60605	312-347-8864	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
GTS SECURITIES LLC	02/11/20	545 Madison Avenue, 15th Floor, New York, NY 10022	212-715-5901	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic	See Previous Column
HRT FINANCIAL, L.P.	10/28/21	3 Wold Trade Center, 175 Greenwich Street, 76th Floor, New York, NY 10007	212 293-1444	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
IMC FINANCIAL MARKETS, LLC	01/01/14	233 S. Wacker Drive, #4300, Chicago, IL 60606	312-244-3300	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor - Market Maker	See Previous Column
INSTINET, LLC	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-310-9500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INTERACTIVE BROKERS LLC	05/07/12	One Pickwick Plaza, Greenwich, CT 06830	203 618-5710	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
J.P. MORGAN SECURITIES LLC	05/07/12	383 Madison Avenue, New York, NY 10179	212-272-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET CAPITAL, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET OPTIONS, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JEFFERIES LLC	05/07/12	520 Madison Avenue, New York, NY 10022	212-284-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Exchange LLC Form 1 Amendment No. 50
Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
LEK SECURITIES CORPORATION	05/07/12	4 World Trade, 150 Greenwich Street, 44th Floor, New York, NY 10007	212-509-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MATRIX EXECUTIONS LLC	05/07/12	141 W. Jackson Blvd., Suite 2020A, Chicago, IL 60604	312-334-8040	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor - Floor Broker	See Previous Column
MERRILL LYNCH PROFESSIONAL CLEARING CORP	05/07/12	One Bryant Park, NY1-100-06-01, New York, NY 10036	646-743-1295	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MORGAN STANLEY & CO. LLC	05/07/12	1585 Broadway, New York, NY 10036	212-761-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NATIONAL FINANCIAL SERVICES LLC	05/07/12	245 Summer Street, Bostonn, MA 02210	617-563-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NOMURA SECURITIES INTERNATIONAL, INC	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-667-9000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PEAK6 CAPITAL MANAGEMENT LLC	05/07/12	141 W. Jackson Blvd., Suite 500, Chicago, IL 60604	312-444-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PERSHING LLC	05/07/12	1 Pershing Plaza, Jersey City, NJ 07399	201-413-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RBC CAPITAL MARKETS, LLC	05/07/12	3 World Financial Center, 200 Vesey Street, New York, NY 10281	212-858-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RFA SECURITIES LLC	08/04/21	2929 Walnut Street, 8th Floor, Philadelphia, PA 19104	215-239-6079	Rule 2040(a) restricts participation on BOX.	Trading Floor - Floor Broker Only	See Previous Column
RQD* CLEARING LLC	05/07/12	250 Vesey Street, Suite 2601, New York, NY 10281	646-804-7900	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SG AMERICAS SECURITIES, LLC	05/07/12	245 Park Avenue, New York, NY 10167	212-278-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SIMPLEX TRADING, LLC	08/05/16	230 S. LaSalle Street, Suite 8-500, Chicago, IL 60604	312-360-2440	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic	See Previous Column
SUSQUEHANNA SECURITIES LLC	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
TWO SIGMA SECURITIES LLC	08/02/17	100 Avenue of the Americas, 2nd Floor, New York, NY 10013	212-625-5700	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic	See Previous Column

BOX Exchange LLC Form 1 Amendment No. 50
Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
UBS FINANCIAL SERVICES INC	05/09/12	1200 Harbor Blvd., Weehawken, NJ 07086	201-352-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
UBS SECURITIES LLC	05/07/12	1285 Avenue of the Americas, New York, NY 10019	203-719-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VISION FINANCIAL MARKETS LLC	08/05/21	120 Long Ridge Road, 3 North, Stamford, CT 06902	203-489-0447	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VOLANT LIQUIDITY. LLC	05/07/12	250 Vesey Street, Suite 2601, New York, NY 10281	646-804-7900	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic	See Previous Column
WALLEYE TRADING LLC	05/07/12	2800 Niagra Lane North, Plymouth, MN 55447	952 345-6611	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WEDBUSH SECURITIES INC.	05/07/12	1000 Wilshire Blvd, Suite 900, Attn: Compliance, Los Angeles, CA 90017	213-688-8090	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WELLS FARGO SECURITIES, LLC	05/07/12	550 S. Tryon Street, 6th Floor, D1086-060, Charlotte, NC 28202	704-410-1913	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE EXECUTION SERVICES, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor - Floor Broker	See Previous Column
WOLVERINE TRADING, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
XR SECURITIES LLC	05/17/21	550 W. Jackson Blvd., Suite 1000, Chicago, IL 60661	312-244-4500	Rule 2040(a) restricts participation on BOX.	Order Floor Provider	See Previous Column

BOX EXCHANGE

Amendment to:

Exhibit N

Request:
Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit N is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit N as set forth below.

Response:

The Exchange trades only equity and index options which are listed on other exchanges and cleared by the Options Clearing Corporation ("OCC'). For a description of the criteria used to determine what securities may be traded on the Exchange, please refer to Exchange Rules 5020 - 5030, 6020, and 6090.

As of June 24, 2022 BOX Options Exchange LLC lists a total of 3,600 classes. The total number of classes listed for trading and a downloadable list of Current BOX Options Classes Listing are continuously available on the Exchange's website at the following address: https://boxoptions.com/resources/. The Exchange certifies that the information available at the above location is accurate as of its date.